As filed with the U.S. Securities and Exchange Commission on December 28, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VONTIER CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3842	84-2783455
(State or Other Jurisdiction Of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5420 Wade Park Boulevard

Suite 206

Raleigh, NC 27607

(Address of principal executive offices)

Courtney Kamlet

Vice President, Associate General Counsel and Corporate Secretary

Vontier Corporation

5420 Wade Park Boulevard, Suite 206

Raleigh, NC 27607

(984) 247-8308

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

W. Andrew Jack Covington & Burling LLP One CityCenter 850 Tenth Street, NW Washington, DC 20001 (202) 662-6000	Thomas W. Greenberg Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-7886	Gregory P. Rodgers Benjamin J. Cohen Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common stock, $0.0001 par value per share	33,507,410	$33.60	$1,125,848,976	$122,830.12

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the price shown is the average of the high and low sales prices of the common stock on December 21, 2020 as reported on the New York Stock Exchange (“NYSE”).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 28, 2020

Up to 33,507,410 Shares

Vontier Corporation

Common Stock

This prospectus relates to the offer and sale of up to 33,507,410 shares of common stock, $0.0001 par value, of Vontier Corporation. All of these shares of our common stock are currently held by Fortive Corporation (“Fortive”). We are registering such shares under the terms of a registration rights agreement between us and Fortive.

In connection with any sales of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, Fortive expects to exchange up to 33,507,410 shares of our common stock for certain indebtedness of Fortive held by Goldman Sachs & Co. LLC, which we refer to, in such role, as the “debt-for-equity exchange party.” The debt-for-equity exchange party will then sell the shares of our common stock to the underwriters, broker-dealers or agents and such party will sell the shares of our common stock pursuant to the registration statement of which this prospectus forms a part. The debt-for-equity exchange party, and not Fortive or us, will receive the proceeds from the sale of the shares in any such offering. However, as a result of exchanging the shares of our common stock with the selling stockholder prior to any offering, Fortive may be deemed to be a selling stockholder in such offering solely for U.S. federal securities law purposes.

The shares of our common stock registered hereby may be offered and sold by the selling stockholder through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

We are not selling any shares of common stock under this prospectus, and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “VNT.” On December 24, 2020, the closing price of our common stock as reported on the NYSE was $33.97 per share.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement. See “Plan of Distribution.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

You should rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the selling stockholder have authorized anyone to provide you with information different from, or inconsistent with, the information contained in this prospectus. Neither we nor the selling stockholder are making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. We and the selling stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is a part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholder may from time to time sell shares of our common stock covered by this prospectus. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by the selling stockholder. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement and the information incorporated by reference before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

i

Presentation of Information

This prospectus is part of a registration statement we filed with the SEC. Unless the context otherwise requires, (i) references in this prospectus to “Vontier,” the “Company,” “we,” “us” and “our” refer to Vontier Corporation, a Delaware corporation, and its consolidated subsidiaries, (ii) references in this prospectus to the “Industrial Technologies business,” “NEWCO” or the Company’s historical business and operations refer to the business and operations of Fortive’s Industrial Technologies segment that was transferred to the Company in connection with the separation and distribution described in the following paragraph and (iii) references in this prospectus to “Fortive” and “Parent” refer to Fortive Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

On October 8, 2020, we entered into a series of agreements and transactions with Fortive pursuant to which Fortive transferred the assets and liabilities of its Industrial Technologies segment to us in exchange for shares of our common stock and a Cash Distribution, each as defined herein. As used herein, (i) the “separation” refers to the separation of the Industrial Technologies business from Fortive and the creation of a separate, publicly traded company holding the Industrial Technologies business and (ii) the “distribution” refers to the distribution on October 9, 2020 of 80.1% of the shares of Vontier common stock owned by Fortive to holders of Fortive common stock as of September 25, 2020, the record date for the distribution. Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus about Vontier assumes the completion of all of the transactions referred to in this prospectus in connection with the separation and distribution.

ii

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from third-party sources and management estimates. Our management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

Trademarks and Trade Names

The name and mark, Vontier, and other trademarks, trade names and service marks of the Company appearing in this prospectus are our property or, as applicable, licensed to us, or, as applicable, are the property of Fortive. The name and mark, Fortive, and other trademarks, trade names and service marks of Fortive appearing in this prospectus are the property of Fortive. This prospectus also contains additional trade names, trademarks and service marks belonging to other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Condensed Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes thereto (the “Combined Financial Statements”).

Our Company

We are a global industrial technology company that focuses on critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create stockholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which is known as the Vontier Business System (“VBS”). Derived from the Fortive Business System (“FBS”), the VBS is designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies use the VBS to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating our competitive advantages in the global mobility technologies and diagnostics and repair technologies markets that we serve.

Mobility Technologies. In the mobility technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately 69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology offerings strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as software-as-a-service (“SaaS”) to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of December 31, 2019, our telematics business had deployed solutions in over 480,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We serve our major markets with local manufacturing, sales and service capabilities that offer tailored solutions for local customers based on their unique needs. Combined with research and development for our mobility technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Diagnostic and Repair Technologies. We also deliver a broad set of vehicle repair tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,800 franchised mobile distributors. Franchisees purchase vehicle repair tools, equipment and services from us and resell to end customers directly. In 2019, our Matco franchisees served over 140,000 automotive repair shops and over 600,000 technicians. To complement our offering of Matco vehicle repair tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

High-Growth Markets. As a global company we see significant opportunity for greater sales penetration in historically underserved and developing high-growth markets, particularly for our mobility technologies. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific (with the exception of Japan and Australia). In the year ended December 31, 2019, approximately $500 million of our total sales were from high-growth markets.

Sales for the Year Ended December 31, 2019
By Solution	By Geography

Portfolio Overview
	Mobility Technologies	Diagnostics and Repair Technologies
Overview	• A leading provider of fuel dispensing, point-of-sale and payment systems, environmental compliance, vehicle tracking, fleet management and traffic management solutions and services	• Develops and distributes vehicle repair tools and wheel-service equipment for professional mechanics and technicians

Key Brands

Markets Served	• Retail Fueling • Commercial Fueling • Fleet Management • Smart City Technology	• Vehicle Service and Repair • Automotive Aftermarket

Market Dynamics*	• Size: ~$20.0 billion annually • Annual Growth Rate: Mid-single digits	• Size: ~$7.0 billion annually • Annual Growth Rate: Low-single digits

Sector Growth Drivers	• Environment, safety, security and payment regulation • Larger, more sophisticated fueling networks • Changing regulatory and competitive landscape for fleet managers	• Increasing complexity of vehicle repair • Aging vehicle installed base • Increasing vehicle mileage • Shortage of skilled technicians

Portfolio Overview
	Mobility Technologies	Diagnostics and Repair Technologies

• Driver shortages • Increasing urbanization and congestion

Customers	• Energy companies, fueling stations and convenience store retailers • Fleet operators • Municipalities	• Automotive technicians • National automotive aftermarket retailers • Technical education students • Tire installation and repair shops

*	Estimated market size is based on 2019 industry sales and management estimates

Our History

Our Company was built through a number of acquisitions over the past four decades. The base mobility technologies portfolio originated with Fortive’s acquisition of Veeder-Root in the 1980s. The portfolio was developed through complementary acquisitions to establish a leading provider of solutions for the mobility infrastructure industry. Select acquisitions include Gilbarco in 2002, which established a leading presence in fuel dispensing solutions and convenience store technology and complemented Veeder-Root’s environmental sensor capabilities, and more recently, Orpak Systems in 2017, which added an installed base of approximately 49,000 service stations in, and technology for, high-growth markets to our Gilbarco Veeder-Root customer base. We established global capabilities in GPS tracking and fleet management through acquisitions of Navman Wireless in 2012 and Teletrac in 2013. Similarly, the acquisition of Global Traffic Technologies in 2016, established an entry point into smart city solutions for the mobility technologies market.

Our diagnostics and repair technologies portfolio was formed through the acquisitions of Hennessy Industries and Matco Tools in 1986, which established our leading positions in wheel-service equipment and mobile distribution of automatic tools and diagnostic equipment.

We have made numerous other bolt-on acquisitions and investments to support our growth and continue to enhance and evolve our portfolio, including Red Jacket in 2000, Gasboy in 2003, DOMS in 2005, L&T PDP Division (India) in 2010, Stratema Brazil in 2011, ANGI Energy Systems in 2014 and Midco in 2018 as well as minority investments in Tritium, a technology leader in high speed charging for electric vehicles (“EVs”), in 2018 and Driivz, a global leader in smart EV charging management solutions, in 2020.

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evolution of smart cities, among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for mobility technologies is approximately $20.0 billion in annual sales and is expected to grow mid-single digits in 2020. Based on management’s estimates, the market size for diagnostics and repair technologies is approximately $7.0 billion in annual sales and is expected to grow low-single digits in 2020. Growth in our industry is driven by a broad array of factors, including global gross domestic product (“GDP”), the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business.

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions.

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers.

•	Increasing regulation regarding enhanced payment security requirements.

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives.

•

Increasing size and complexity of commercial supply chains and e-commerce deliveries spawning greater need for connected vehicle solutions and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions.

•	Growing penetration of electric vehicles is creating emerging opportunities across the mobility infrastructure industry.

Our Competitive Strengths

We believe we have significant competitive strengths driven by our culture and our leading global positions across key market segments. Some of our key competitive advantages are:

•

Strategically Positioned with Leading Brands in Attractive Markets. Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

•

Global Presence and Reach. We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

•	Investment in EV Technology. We believe we are well positioned to leverage the growing electric vehicle, or EV, market with our minority investments in Tritium and Driivz. Tritium is a technology leader in high-speed charging for EVs and has a global footprint, with installations in 30 countries, and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc. Driivz is an intelligent cloud-based software platform supporting EV service providers with operations management, energy optimization, billing and roaming capabilities, as well as driver self-service apps. The Tel Aviv, Israel-based company offers solutions currently used by more than 500,000 drivers and supporting over 130 types of charging stations.

•

A Strong Position in Connected and Integrated Workflow Solutions. With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

•

Attractive Margins and Strong Cash Flow Generation. Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in the year ended December 31, 2019, to mitigate volatility and cyclicality across our business portfolio and over the past three years then ended, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over each of those last three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

•

Vontier Business System. Our operating businesses within our business portfolio have leveraged the fundamental Fortive Business System tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our Vontier Business System will improve customer satisfaction and accelerate significant competitive advantage.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

•

Build Competitive Advantage Through Innovation That Our Customers Value. In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

•

Leverage and Expand Our Global Business Presence. Approximately 35% of our sales were generated outside the U.S. in the year ended December 31, 2019, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We have increased revenues generated in high-growth markets from approximately 14% in 2016 to approximately 18% in 2019 and we expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

•

Attract and Retain Talented Employees. We believe that our team of talented employees, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and employees globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

•

Drive Continuous Improvement Through Application of Our Vontier Business System. All of our operations and employees use our Vontier Business System to drive continuous improvement, measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

•

Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio. We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

The Underwriting and Debt-for-Equity Exchange

In connection with any sales of shares of our common stock pursuant to the registration statement of which this prospectus forms a part, Fortive expects to exchange up to 33,507,410 shares of our common stock for certain indebtedness of Fortive held by Goldman Sachs & Co. LLC, which we refer to, in such role, as the “debt-for-equity exchange party.” The debt-for-equity exchange party will then sell the shares of our common stock to the underwriters, broker-dealers or agents for cash and such parties will sell the shares of our common stock pursuant to the registration statement of which this prospectus forms a part. The debt-for-equity exchange party, and not Fortive or us, will receive the proceeds from the sale of the shares in any such offering. However, as a result of exchanging the shares of our common stock with the selling stockholder prior to any offering, Fortive may be deemed to be a selling stockholder in such offering solely for U.S. federal securities law purposes. The debt-for-equity exchange will occur on the settlement date of any such offering immediately prior to the settlement of the debt-for-equity exchange party’s sale of the shares to the underwriters, broker-dealers or agents (or affiliates thereof).

We expect that the indebtedness of Fortive exchanged by the debt-for-equity exchange party will consist of certain term loans of Fortive.

The amount of indebtedness of Fortive held by the debt-for-equity exchange party is expected to be sufficient to acquire all of the shares of our common stock to be sold by the debt-for-equity exchange party in any offering. Upon completion of the debt-for-equity exchange, the Fortive indebtedness exchanged in such debt-for-equity exchange will be retired. We do not guarantee or have any other obligations in respect of the Fortive indebtedness.

The Separation and Distribution

The Separation and Distribution

On September 4, 2019, Fortive announced its intention to separate its Industrial Technologies business from the remainder of its businesses.

On October 9, 2020, 80.1% of our issued and outstanding shares of common stock were distributed to Fortive shareholders on the basis of two shares of our common stock for every five shares of Fortive common stock held as of the close of business on September 25, 2020, the record date for the distribution. Fortive received a private letter ruling from the Internal Revenue Service, or the IRS, to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, or the Code. We completed our separation from Fortive on October 9, 2020.

Vontier’s Post-Separation Relationship with Fortive

Prior to the completion of the distribution, we were a wholly-owned subsidiary of Fortive, and all of our outstanding shares of common stock were owned by Fortive. Following the separation and distribution, we and Fortive operate separately, each as a public company, while Fortive continues to hold 19.9% of our common stock.

On October 8, 2020, we entered into a separation and distribution agreement with Fortive, which is referred to in this prospectus as the “separation agreement.” We also entered into various other agreements on the same date to effect the separation and provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an FBS license agreement and a stockholder’s and registration rights agreement. These agreements provide for the allocation between us and Fortive of Fortive’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and govern certain relationships between us and Fortive after the separation. In exchange for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to us, we delivered to Fortive shares of our common stock and a cash distribution in the net amount of approximately $1.6 billion (the “Cash Distribution”). For additional information regarding the separation agreement and such other agreements, please refer to the sections entitled “Risk Factors—Risks Related to the Separation and Our Relationship with Fortive,” and “Certain Relationships and Related Person Transactions.”

Description of Certain Indebtedness

On September 29, 2020, we entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, consisting of a three-year, $800 million senior unsecured delayed draw term loan facility (the “Three-Year Term Loans”), a two-year, $1 billion senior unsecured delayed draw term loan facility (the “Two-Year Term Loans” and together with the Three-Year Term Loans, the “Term Loans”) and a three-year, $750 million senior unsecured multi-currency revolving credit facility, including a $25 million sublimit for swingline loans and a $75 million sublimit for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loans, the “Credit Facilities”). On October 9, 2020, we drew down the full $1.8 billion available under the Term Loans and used the proceeds from the Term Loans to make payments to Fortive, with $1.6 billion used to make the Cash Distribution for the contribution of certain assets and liabilities to Vontier in connection with the separation and $200 million used as a preliminary adjustment for excess cash balances remaining with us. The Revolving Credit Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes. For more information, please refer to the sections entitled “Description of Certain Indebtedness,” “Risk Factors—Risks Related to Our Business,” and the “Unaudited Pro Forma Combined Condensed Financial Statements”.

Corporate Information

We were incorporated in Delaware on August 5, 2019 for the purpose of holding Fortive’s Industrial Technologies business in connection with the separation and the distribution. Prior to the separation, we had no operations. The address of our principal executive offices is 5420 Wade Park Boulevard, Suite 206, Raleigh, NC 27607. Our telephone number is (984) 247-8308.

We maintain an Internet website at www.vontier.com. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this prospectus.

Summary of Risk Factors

An investment in our company is subject to a number of risks, including risks relating to our business, the separation and our relationship with Fortive, our common stock, the successful implementation of our strategy, and the ability to grow our business. Set forth below is a high-level summary of some, but not all, of these risks. The following summary of risk factors is not exhaustive. Please read the information in the section entitled “Risk Factors” beginning on page 19 for a more thorough description of these and other risks.

Risks Related to Our Business

•	The effect of the COVID-19 pandemic on our global operations and the operations of our customers, suppliers, and vendors is having a significant impact on our business and results of operations.

•

Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

•

Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

•	Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

•	The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

•	Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

•	International economic, political, legal, compliance, epidemic and business factors could negatively affect our financial statements.

•	We may be required to recognize impairment charges for our goodwill and other intangible assets.

•	We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

•	Our restructuring actions could have long-term adverse effects on our business.

•	Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

•

As of the date of this prospectus, we have outstanding indebtedness of approximately $1.8 billion and the ability to incur an additional $750.0 million of indebtedness under the Revolving Credit Facility and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

•

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

•

Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

•	Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

•

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

•

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

•	Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

•

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

Risks Related to the Separation and Our Relationship with Fortive

•

We have a limited history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•	As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

•

The unaudited pro forma combined condensed financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

•

Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows. In addition, there can be no assurance that Fortive’s performance of its indemnity obligations to us under the separation agreement regarding certain liabilities will be sufficient.

•

If there is a determination that the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying Fortive’s private letter ruling from the IRS or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

•

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

•

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, one of our directors is a recently retired executive officer of Fortive, which may create conflicts of interest or the appearance of conflicts of interest.

•	Fortive may compete with us.

•	We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

THE OFFERING

Common Stock Offered by the Selling Stockholder	Up to 33,507,410 shares of our common stock.

Selling Stockholder	Goldman Sachs & Co. LLC, as the debt-for-equity exchange party.

Plan of Distribution

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

Use of Proceeds	We will not receive any proceeds from the sale of our common stock pursuant to this prospectus. All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sales.

Listing	Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “VNT”

Risk Factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” on page 18 of this prospectus.

Unless we indicate otherwise, all information in this prospectus is based on 168,487,457 shares of our common stock outstanding as of December 22, 2020.

SUMMARY HISTORICAL AND PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The following summary financial data reflects the combined assets and results of operations of Fortive’s Industrial Technologies segment for the periods prior to the separation and distribution. We derived the summary historical and pro forma combined condensed statement of earnings data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and combined balance sheet data as of December 31, 2019 and December 31, 2018, as set forth below, from our audited annual combined financial statements, which are included elsewhere in this prospectus and from our unaudited combined pro forma financial statements included in the “Unaudited Pro Forma Combined Condensed Financial Statements” section of this prospectus. We derived the summary historical and pro forma combined statement of earnings data for the nine-month period ended September 25, 2020 and the combined balance sheet data as of September 25, 2020 from our unaudited combined condensed financial statements included elsewhere in this prospectus. We have prepared the unaudited combined condensed financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our underlying financial records were derived from the financial records of Fortive for the periods reflected herein. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented.

The summary unaudited pro forma combined condensed financial data presented has been prepared to reflect certain transactions, which are described in “Unaudited Pro Forma Combined Condensed Financial Statements” and are referred to herein as the “Transactions.” The summary unaudited pro forma combined condensed financial data has been derived from our unaudited pro forma combined condensed financial statements included elsewhere in this prospectus. The unaudited pro forma combined condensed statement of earnings data presented reflects the financial results as if the Transactions occurred on January 1, 2019, which was the first day of fiscal 2019. The unaudited pro forma combined condensed balance sheet data reflects the financial position as if the Transactions occurred on September 25, 2020, the date of such balance sheet data. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The summary unaudited pro forma combined condensed financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations, financial position or cash flows.

This summary historical and pro forma combined condensed financial data should be reviewed in combination with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” and the combined financial statements and accompanying notes included in this prospectus ($ in millions, except net earnings as a percent of sales and per share data).

	Nine Months Ended			Year Ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
($ in millions)	September 25, 2020	September 25, 2020	September 27, 2019	2019	2019	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Statement of Earnings Data:
Total Sales	$1,889.6	$1,889.6	$2,028.8	$2,772.1	$2,772.1	$2,665.9	$2,498.2
Total cost of sales	(1,064.2)	(1,064.2)	(1,163.6)	(1,581.3)	(1,581.3)	(1,530.8)	(1,425.4)

Gross profit	825.4	825.4	865.2	1,190.8	1,190.8	1,135.1	1,072.8
Gross profit margin	43.7%	43.7%	42.6%	43.0%	43.0%	42.6%	42.9%
Operating costs:
Selling, general and administrative expenses	(356.0)	(356.0)	(362.9)	(491.3)	(491.3)	(499.3)	(445.8)
Research and development expenses	(93.7)	(93.7)	(102.0)	(136.4)	(136.4)	(136.2)	(126.2)
Impairment of goodwill	(85.3)	(85.3)	—	—	—	—	—

Operating profit	290.4	290.4	400.3	563.1	563.1	499.6	500.8
Non-operating income (expense), net	(29.4)	(1.2)	4.5	(40.4)	2.7	7.7	23.1

Earnings before income taxes	261.0	289.2	404.8	522.7	565.8	507.3	523.9
Income taxes	(77.8)	(84.0)	(94.5)	(118.9)	(129.3)	(121.8)	(150.6)

Net earnings	$183.2	$205.2	$310.3	$403.8	$436.5	$385.5	$373.3

Net earnings as a percent of sales	9.7%	10.9%	15.3%	14.6%	15.7%	14.5%	14.9%
Net earnings per share:
Basic	$1.09	$1.22	$1.84	$2.39
Diluted	$1.09	$1.22	$1.84	$2.39
Weighted average shares outstanding:
Basic	168.4	168.4	168.4	168.4
Diluted	168.4	168.4	168.4	168.4
Summary Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities		$480.6	$322.3		$545.2	$421.0	$363.8
Investing activities		(36.3)	(31.1)		(40.3)	(122.6)	(258.3)
Financing activities		(447.5)	(286.8)		(499.8)	(290.5)	(114.8)
Capital expenditures		(27.3)	(27.0)		(38.0)	(42.4)	(68.4)
Other Data (Non-GAAP)(a):
Adjusted EBITDA	$435.6	$435.6	$461.4	$651.5	$651.5	$588.6	$568.7
Free Cash Flow		$453.3	$295.3		$507.2	$378.6	$295.4

(a)	Refer to reconciliations included under the headings “Adjusted EBITDA” and “Free Cash Flow” below.

	As of September 25, 2020		As of December 31,
	Pro forma	Historical	Historical
			2019	2018
($ in millions)	(unaudited)	(unaudited)
Balance Sheet Data:
Current assets	$959.7	$756.3	$825.2	$861.6
Current liabilities	705.4	705.4	667.5	693.5
Property and equipment, net	94.7	94.7	101.9	180.6
Total assets	2,807.1	2,603.7	2,828.9	2,988.8
Long-term debt	1,792.2	—	24.6	222.5
Total liabilities	2,808.5	1,016.3	1,012.8	1,195.9
Total equity	(1.4)	1,587.4	1,816.1	1,792.9

Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures that we use to measure the performance of our business. The tables below reconcile these non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.

Adjusted EBITDA

•

We define Adjusted EBITDA as GAAP Net earnings adjusted to exclude net interest income, income taxes, depreciation and amortization, accruals for significant legal matters, restructuring costs and asset impairments, a gain on acquisition, and earnings attributable to noncontrolling interests.

•

The table below is a reconciliation of GAAP Net earnings to Adjusted EBITDA for the unaudited nine-month periods ended September 25, 2020 and September 27, 2019, the years ended December 31, 2019, 2018 and 2017, for the unaudited pro forma nine months ended September 25, 2020, and for the unaudited pro forma year ended December 31, 2019.

	Nine Months Ended			Year Ended December 31,
	Pro Forma September 25, 2020	Historical		Pro Forma 2019	Historical
		September 25, 2020	September 27, 2019		2019	2018	2017
($ in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reported Net Earnings (GAAP)	$183.2	$205.2	$310.3	$403.8	$436.5	$385.5	$373.3
Interest (income) expense, net	29.0	0.8	(5.1)	39.8	(3.3)	(8.4)	(8.4)
Income taxes	77.8	84.0	94.5	118.9	129.3	121.8	150.6
Depreciation	37.8	37.8	38.4	52.7	52.7	55.8	41.3
Amortization	21.8	21.8	24.1	31.8	31.8	30.6	24.8

EBITDA (Non-GAAP)	$349.6	$349.6	$462.2	$647.0	$647.0	$585.3	$581.6
Accruals for significant legal matters	—	—	—	—	—	—	(2.6)
Restructuring costs and asset impairments(a)	85.4	85.4	0.3	6.2	6.2	2.5	5.8
Loss (gain) from acquisition and divestiture(b)	—	—	—	0.1	0.1	—	(15.3)
Earnings attributable to noncontrolling interest	0.6	0.6	(1.1)	(1.8)	(1.8)	0.8	(0.8)

Adjusted EBITDA (Non-GAAP)	$435.6	$435.6	$461.4	$651.5	$651.5	$588.6	$568.7

(a)

The nature of the restructuring and related activities initiated in 2019, 2018 and 2017 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. For additional information, see Note 13 to the accompanying audited combined financial statements.

The restructuring and other related charges incurred during 2019 were cash charges. The restructuring and other related charges incurred during 2018 include cash charges of $2.0 million and non-cash charges of $0.5 million. The restructuring and other related charges incurred during 2017 include cash charges of $3.6 million and $2.2 million of non-cash charges. For additional information, see Note 13 to the accompanying audited combined financial statements.

During the nine-month period ended September 25, 2020 a non-cash goodwill impairment charge of $85.3 million was recorded for our Telematics reporting unit and we incurred $0.1 million of other immaterial cash restructuring charges.

(b)

In 2017, we acquired the remaining noncontrolling interest associated with Orpak Systems Limited. We recorded a gain of $15.3 million on the acquisition. In 2019, we sold certain parts of our ACIS business and recognized a loss on the transactions of $0.1 million. For additional information, see Note 3 to the accompanying audited combined financial statements.

Free Cash Flow

•	We define Free Cash Flow as net cash provided by operating activities less payments for additions to property, plant and equipment (“capital expenditures”).

•

The table below is a reconciliation of GAAP Net cash provided by operating activities to Free Cash Flow for the nine-month periods ended September 25, 2020 and September 27, 2019 and years ended December 31, 2019, 2018 and 2017:

	Nine Months Ended		Year Ended December 31,
	Historical		Historical
($ in millions)	September 25, 2020	September 27, 2019	2019	2018	2017
	(unaudited)	(unaudited)
Net cash provided by operating activities (GAAP)	$480.6	$322.3	$545.2	$421.0	$363.8
Less: payments for additions to property, plant & equipment (capital expenditures) (GAAP)	(27.3)	(27.0)	(38.0)	(42.4)	(68.4)
Free Cash Flow (Non-GAAP)	$453.3	$295.3	$507.2	$378.6	$295.4

Statement Regarding Non-GAAP Measures

Each of the non-GAAP measures set forth above should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP measure, and may not be comparable to similarly titled measures reported by other companies. Management believes that these measures provide useful information to investors by offering additional ways of viewing our results that, when reconciled to the corresponding GAAP measure, help our investors to:

•	with respect to Adjusted EBITDA, understand the long-term profitability trends of our business and compare our profitability to prior and future periods and to our peers; and

•

with respect to Free Cash Flow (the “FCF Measure”), understand our ability to generate cash without external financings, strengthen our balance sheet, invest in our business and grow our business through acquisitions and other strategic opportunities (although a limitation of Free Cash Flow is that it does not take into account any debt service requirements or other non-discretionary expenditures, and as a result the entire Free Cash Flow amount is not necessarily available for discretionary expenditures).

Management also uses these non-GAAP measures to measure our operating and financial performance.

The items excluded from the non-GAAP measures set forth above have been excluded for the following reasons:

•	With respect to Adjusted EBITDA:

•

We exclude the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions we consummate. While we have a history of significant acquisition activity we do not acquire businesses on a predictable cycle, and the amount of an acquisition’s purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between our newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. We believe, however, it is important for investors to understand that such intangible assets contribute to revenue generation, and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.

•

We exclude costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans) from the ongoing productivity improvements that result from application of the Vontier Business System. Because these restructuring plans are incremental to the core activities that arise in the ordinary course of our business and we believe they are not indicative of our ongoing operating costs in a given period, we exclude these costs from the calculation of Adjusted EBITDA to facilitate a more consistent comparison of operating results over time.

•

With respect to the other items excluded from Adjusted EBITDA, we exclude these items because they are of a nature and/or size that occur with inconsistent frequency, occur for reasons that may be unrelated to our commercial performance during the period and/or we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult.

•

With respect to the FCF Measure, we exclude payments for additions to property, plant and equipment to demonstrate the amount of operating cash flow for the period that remains after accounting for our capital expenditure requirements.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this prospectus. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.

Risks Related to Our Business

The effect of the COVID-19 pandemic on our global operations and the operations of our customers, suppliers, and vendors is having a significant impact on our business and results of operations.

Our global operations expose us broadly to the COVID-19 pandemic, which continues to spread worldwide. In particular, continued efforts to mitigate the spread of the virus have caused us, our suppliers, and customers to reduce commercial activities and utilization of facilities and manufacturing sites, resulting in reduction in demand for our products and services, our ability to source required materials and components, and our ability to manufacture, sell, and service our products. In addition, implementation of measures to help control the spread of the virus, including internal work-from-home policies to protect the health of our employees and community, “shelter in place” and “stay at home” orders, travel restrictions, school closures, social distancing measures and re-opening restrictions have negatively impacted our collaboration efforts with our global colleagues, customers, vendors, and service providers, and our ability to retain our workforce without implementing targeted furloughs, and have increased the risk and cost of protecting against cyber-attacks. Shelter-in-place orders from state and local governments and similar government orders and restrictions to control the spread of COVID-19 have significantly impacted our ability, and the ability of our franchisees, to make in-person sales and service visits to customers. In addition, such shelter-in-place orders and social distancing measures have significantly reduced overall driving and vehicle utilization in almost every jurisdiction, resulting in reduced demand for our products. Furthermore, the volatility and disruption in the capital markets from the COVID-19 pandemic and its impact on the global economy has adversely effected the cost of, and access to, capital. While we continue to implement global and local response teams, incremental cost reduction efforts, and business continuity efforts internally and with our customers, suppliers, and vendors, the duration and extent of the operational and financial impact of the COVID-19 pandemic remains highly uncertain.

The degree to which COVID-19 impacts us going forward will depend on future developments that are highly uncertain and therefore cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, or the actions taken to contain the spread and impact of COVID-19, and how quickly and to what extent normal economic, market, and operating conditions resume. Even after the COVID-19 pandemic has subsided as a public health matter, we may experience material adverse impacts to our business as a result of its adverse impact on the global economy and consumer confidence.

Significant developments or uncertainties stemming from the U.S. administration, including changes in U.S. trade policies, tariffs and the reaction of other countries thereto, could have an adverse effect on our business.

Changes, potential changes or uncertainties in U.S. social, political, regulatory and economic conditions, including as a result of laws and policies governing foreign trade, the health care system, manufacturing, and development and investment in the territories and countries where we or our customers operate, stemming from the U.S. administration, could adversely affect our business and financial statements. For example, the U.S. administration has increased tariffs on certain goods imported into the United States, raised the possibility of imposing significant, additional tariff increases and called for substantial changes to trade agreements. In particular, trade tensions between the United States and China have been escalating in recent months. China accounted for approximately 3% of our sales in the year ended December 31, 2019. These factors have adversely affected, and in the future could further adversely affect, our operating results and our business.

Changes in, or status of implementation of, industry standards and governmental regulations, including interpretation or enforcement thereof, may reduce demand for our products or services, increase our expenses or otherwise adversely impact our business model.

We compete in markets in which we and our customers must comply with supranational, federal, state, local and other jurisdictional regulations, such as regulations governing health and safety, fuel economy standards, the environment and electronic communications, employment and franchising regulations and market standardizations, such as the Europay, MasterCard and Visa (“EMV”) global standard. We develop, configure and market our products, services and business model to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time and may be inconsistent across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application or enforcement thereof) could reduce or delay demand for our products and services, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products and services, or could otherwise adversely impact our business model. Furthermore, as our customer base as a whole progresses or completes the implementation of such regulations or standards the incremental demand generated by the initial adoption thereof will abate and our revenue will decline incrementally as demand drops, which may have an adverse impact on our financial results. In addition, in certain of our markets our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand. In addition, regulatory deadlines or industry standard implementation timelines may result in substantially different levels of demand for our products and services from period to period. For example, new regulations addressing emissions of greenhouse gasses due to impacts of climate change could result in product standard requirements and could adversely impact the cost, production, sales and financial performance of our operations.

Our growth depends in part on the timely development and commercialization, and customer acceptance, of new and enhanced products and services based on technological innovation.

We generally sell our products and services in an industry that is characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to correctly identify customer needs and preferences, and predict future needs and preferences, including from new developments and innovation related to, among other things, electric vehicles and autonomous vehicles.

In particular, the transportation industry has experienced an incremental increase in the development, adoption and use of alternative power systems, including fuel cells, plug-in hybrids, and electric cars. Although the current adoption rate of alternative power systems in the transportation industry is not anticipated to materially reduce the internal combustion based global car parc in the near future, continued increase in the adoption of alternative power systems over an extended number of years may alter the nature of the global car parc in such a manner as to reduce the demand for petroleum fuel and, correspondingly, demand for our retail and commercial petroleum products, including our fuel dispenser systems, petroleum monitoring systems, and electronic payment technologies for retail petroleum stations. In addition, technological advances in alternative power systems may reduce the frequency of required maintenance for vehicles, resulting in lower demand for our vehicle repair tools.

Furthermore, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant sales, which would adversely affect our profitability. Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the acquired company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and our business, including our reputation.

In addition to the environmental, health, safety, anticorruption, data privacy and other regulations noted elsewhere in this prospectus, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local and other jurisdictional levels, including the following:

•

we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and between our subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory;

•

we also have agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities may be subject to termination, reduction or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. In certain cases, a governmental entity may require us to pay back amounts it has paid to us. Government contracts that have been awarded to us following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are also subject to investigation and audit for compliance with the requirements governing government contracts;

•

we are also required to comply with increasingly complex and changing data privacy regulations in multiple jurisdictions that regulate the collection, use, protection and transfer of personal data, including the transfer of personal data between or among countries. Many of these foreign data privacy regulations (including the General Data Protection Regulation effective in the European Union in May 2018) are more stringent than those in the U.S. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market and/or adversely affect our business and financial position;

•

we are also required to comply with complex and evolving state, U.S. and foreign laws regarding the distribution of our products and services, including franchise laws and regulations. These rules are subject to change due to new or amended legislation or regulations, administrative or judicial interpretation or government enforcement policies. Any such change could adversely impact our current distribution and franchising business models and result in a decrease in sales or expose us to other significant costs affecting our business and financial position; and

•

we are also required to comply with ever changing labor and employment laws and regulations in multiple jurisdictions. For example, the California legislature’s passage of Assembly Bill 5, which codifies a new test for determining employee or independent contractor status in California, may impact the treatment of franchisees in our diagnostics and repair technologies business in California. In addition, it is possible that other jurisdictions may enact similar laws. As a result of the enactment of Assembly Bill 5, the lack of clear guidance from regulatory authorities and the courts on the application of Assembly Bill 5, and the possibility that other jurisdictions may enact similar laws, there is significant uncertainty regarding what the worker classification regulatory landscape will look like in future years. If regulatory authorities or courts determine that our franchisees are not independent contractors, we may be required to withhold and pay certain taxes in respect of such franchisees, may be liable for unpaid past taxes, unpaid wages and potential penalties, and may be subject to wage and hour laws and requirements (such as those pertaining to minimum wage and overtime), claims for employee benefits, social security contributions, and workers’ compensation and unemployment insurance, which could have an adverse effect on our business and financial position.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. We, our representatives and the industries in which we operate may at times be under review and/or investigation by regulatory authorities. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses or modify our business model or impair our flexibility in modifying product, marketing, pricing or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our business and financial statements. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export and sell products and services, result in loss of customers and disbarment from selling to certain federal agencies and cause us to incur significant legal and investigatory fees. For additional information regarding these risks, please refer to the section entitled “Business—Regulatory Matters.”

International economic, political, legal, compliance, epidemic and business factors could negatively affect our financial statements.

In 2019, approximately 35% of our sales were derived from customers outside the U.S. In addition, many of our manufacturing operations, suppliers and employees are located outside the U.S. Since our growth strategy depends in part on our ability to further penetrate markets outside the U.S. and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the U.S., particularly in the high-growth markets. Our international business (and particularly our business in high-growth markets) is subject to risks that are customarily encountered in non-U.S. operations, including:

•	interruption in the transportation of materials to us and finished goods to our customers;

•	differences in terms of sale, including payment terms;

•	local product preferences and product requirements;

•	changes in a country’s or region’s political or economic conditions, including changes in relationship with the U.S.;

•	trade protection measures, embargoes and import or export restrictions and requirements;

•	unexpected changes in laws or regulatory requirements, including changes in tax laws;

•	capital controls and limitations on ownership and on repatriation of earnings and cash;

•	epidemics, such as the coronavirus outbreak, that adversely impact travel, production or demand;

•	the potential for nationalization of enterprises;

•	limitations on legal rights and our ability to enforce such rights;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	difficulties in implementing restructuring actions on a timely or comprehensive basis;

•	differing protection of intellectual property; and

•	greater uncertainty, risk, expense and delay in commercializing products in certain foreign jurisdictions, including with respect to product and other regulatory approvals.

Any of these risks could negatively affect our financial statements, business, growth rate, competitive position, results of operations and financial condition.

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of September 25, 2020, the net carrying value of our goodwill and other intangible assets totaled approximately $1.3 billion. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. For example, due in large part to the impacts of the COVID-19 pandemic, in early 2020 after reducing our forecasted sales and operating profit for our Telematics business, we performed a quantitative impairment assessment of that business. We determined that the change in forecast indicated the related carrying value of goodwill may not be recoverable, resulting in an impairment of $85.3 million. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets in the future. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

Some of our existing or legacy businesses have in the past been, and in the future may be, the subject of suits brought by plaintiffs asserting that they have contracted or may contract either mesothelioma or another asbestos-related condition in connection with exposure to or use of products previously made or sold by such businesses. Many asbestos-related conditions, such as mesothelioma, have long latency periods in which the disease process develops, making it difficult to accurately predict the types and numbers of such claims in the future. While insurance coverage exists for many of these asbestos litigations, others may have no such coverage. If our insurance coverage is not applicable or is not adequate, we may be responsible for all defense expenditures, as well as any settlements or verdict payouts. Any future asbestos-related litigation, brought against us or our subsidiaries, whether with or without merit, could result in substantial liabilities and costs to us as well as divert the attention of our management, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

See Note 15 to our audited Combined Financial Statements included elsewhere in this prospectus for more information.

Our restructuring actions could have long-term adverse effects on our business.

In recent years, we have implemented multiple, significant restructuring activities across our businesses to adjust our cost structure, and we may engage in similar restructuring activities in the future. These restructuring activities and our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could adversely impact our business and financial statements.

Our defined benefit pension plans are subject to financial market risks that could adversely affect our financial statements.

The performance of the financial markets and interest rates impact our defined benefit pension plan expenses and funding obligations. Significant changes in market interest rates, decreases in the fair value of plan assets, investment losses on plan assets and changes in discount rates may increase our funding obligations and adversely impact our financial statements. In addition, upward pressure on the cost of providing health care coverage to current employees and retirees may increase our future funding obligations and adversely affect our financial statements.

As of the date of this prospectus, we have outstanding indebtedness of approximately $1.8 billion and the ability to incur an additional $750.0 million of indebtedness under the Revolving Credit Facility and in the future we may incur additional indebtedness. This indebtedness could adversely affect our businesses and our ability to meet our obligations and pay dividends.

As of the date of this prospectus, we have outstanding indebtedness of approximately $1.8 billion, and have the ability to incur an additional $750.0 million of indebtedness under the Revolving Credit Facility. See the section entitled “Description of Certain Indebtedness.” This debt could have important, adverse consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments;

•	making it more difficult to satisfy other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our businesses;

•	limiting our ability to pay dividends;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and industries; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of our common stock.

The instruments governing the debt financing contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term interest. If we breach any of these restrictions and cannot obtain a waiver from the lenders on favorable terms, subject to applicable cure periods, the outstanding indebtedness (and any other indebtedness with cross-default provisions) could be declared immediately due and payable, which would adversely affect our liquidity and financial statements. In addition, any failure to obtain and maintain credit ratings from independent rating agencies would adversely affect our cost of funds and could adversely affect our liquidity and access to the capital markets. If we add new debt, the risks described above could increase. For additional information regarding the debt financing, please refer to the section entitled “Description of Certain Indebtedness.”

The risks described above will increase with the amount of indebtedness we incur, and in the future we may incur significant indebtedness in addition to the indebtedness described above. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy (if we pay dividends), seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including certain international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make adequate distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Any inability to consummate acquisitions at our historical rates and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our growth rate and stock price.

Our ability to grow sales, earnings and cash flow at or above our historical rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our stock price. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investments may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments.

Our acquisition of businesses, investments, joint ventures and other strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses, make investments and enter into joint ventures and other strategic relationships in the ordinary course, some of which may be material; please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional details. These acquisitions, investments, joint ventures and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial statements:

•

any business, technology, service or product that we acquire or invest in could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to operate any such business profitably;

•

we may incur or assume significant debt in connection with our acquisitions, investments, joint ventures or strategic relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets;

•

acquisitions, investments, joint ventures or strategic relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term;

•	pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

•

acquisitions, investments, joint ventures or strategic relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address;

•	we could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers;

•	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, investment, joint venture or strategic relationship;

•

we may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations;

•

in connection with acquisitions and joint ventures, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results;

•

in connection with acquisitions and investments, we have recorded significant goodwill and other intangible assets on our balance sheet. If we are not able to realize the value of these assets, we may be required to incur impairment charges; and

•

we may have interests that diverge from those of our joint venture partners or other strategic partners and we may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we or our predecessors have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. These transactions pose risks and challenges that could negatively impact our business and financial statements. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse tax, financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to certain businesses or assets we or our predecessors have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue.

Conditions in the global economy, the particular markets we serve and the financial markets may adversely affect our business and financial statements.

Our business is sensitive to general economic conditions. Slower global economic growth, actual or anticipated default on sovereign debt, changes in global trade policies, volatility in the currency and credit markets, high levels of unemployment or underemployment, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, natural disasters, terrorist attacks, and other challenges that affect the global economy adversely affect us and our distributors, customers and suppliers, including having the effect of:

•

reducing demand for our products, software and services, limiting the financing available to our customers and suppliers, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;

•	increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;

•	increasing price competition in our served markets;

•	supply interruptions, which could disrupt our ability to produce our products;

•	increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;

•

increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us; and

•	increasing the risk of credit defaults under the extensions of credit that we provide in connection with our diagnostics and repair technologies operations.

In addition, adverse general economic conditions may lead to instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity and interest rate volatility. If we are unable to access capital and credit markets on terms that are acceptable to us or our lenders are unable to provide financing in accordance with their contractual obligations, we may not be able to make certain investments or acquisitions or fully execute our business plans and strategies. Furthermore, our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services and cause delays in the delivery of key products from suppliers.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets, if there is instability in global capital and credit markets, or if improvements in the global economy do not benefit the markets we serve, our business and financial statements could be adversely affected.

Changes in our tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are subject to income and transaction taxes in the U.S. and in numerous non-U.S. jurisdictions. On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted. The TCJA significantly revised the U.S. federal corporate income tax law by, among other things, lowering the corporate income tax rate to 21%, implementing a quasi-territorial tax system, and imposing a one-time tax on unremitted cumulative non-U.S. earnings of foreign subsidiaries (“Transition Tax”). The U.S. Treasury Department and IRS continue to issue regulations with respect to implementing the TCJA and further regulations are expected to be issued.

Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to the TCJA), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of our effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected; please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of additional factors that may adversely affect our effective tax rate and decrease our profitability in any period. The impact of the factors referenced in the first sentence of this paragraph may be substantially different from period-to-period.

In addition, the amount of income taxes we pay is and may be subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. Due to the potential for changes to tax laws (or changes to the interpretation thereof) and the ambiguity of tax laws, the subjectivity of factual interpretations, the complexity of our intercompany arrangements and other factors, our estimates of income tax liabilities may differ from actual payments or assessments. If these audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected. If we decide to repatriate earnings from foreign jurisdictions that have been considered permanently re-invested under foreign tax law standards, it could also increase our effective tax rate.

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Certain of our businesses sell a significant amount of their products to key distributors and other channel partners that have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors’ products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of our served industries could adversely impact our profitability.

Our financial results are subject to fluctuations in the cost and availability of commodities that we use in our operations.

As further discussed in the section entitled “Business—Materials,” our manufacturing and other operations employ a wide variety of components, raw materials and other commodities. Prices for and availability of these components, raw materials and other commodities have fluctuated significantly in the past. Any sustained interruption in the supply of these items could adversely affect our business. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers and the terms of certain contracts we are party to, if commodity prices rise we may be unable to pass along cost increases through higher prices. If we are unable to fully recover higher commodity costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, we could experience lower margins and profitability and our financial statements could be adversely affected.

If we cannot adjust our manufacturing capacity or the purchases required for our manufacturing activities to reflect changes in market conditions and customer demand, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases to reflect changes in customer demand and market fluctuations, including those caused by seasonality or cyclicality. During a market upturn, suppliers may extend lead times, limit supplies or increase prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet increasing demand, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase or we may breach our contractual commitments and incur liabilities. Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, contractual commitment, cost effectiveness, availability or uniqueness of design. If these or other suppliers encounter financial, operating or other difficulties or if our relationship with them changes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses could also be disrupted by supplier capacity constraints, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities and external events such as natural disasters, pandemic health issues, war, terrorist actions, governmental actions and legislative or regulatory changes. Any of these factors could result in production interruptions, delays, extended lead times and inefficiencies.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our profitability.

Risks Related to the Separation and Our Relationship with Fortive

We have a limited history of operating as a separate, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical information about us in this prospectus for periods prior to the separation refers to our businesses as operated by and integrated with Fortive. Our historical and pro forma financial information included in this prospectus for periods prior to the separation is derived from the consolidated financial statements and accounting records of Fortive. Accordingly, the historical and pro forma financial information included in this prospectus for periods prior to the separation does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented, or those that we will achieve in the future, primarily as a result of the factors described below:

•

our businesses have been operated by Fortive as part of its broader corporate organization, rather than as a separate, publicly traded company. Fortive or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Fortive for such functions and are likely to be less than the expenses we would have incurred had we operated as a separate, publicly traded company;

•

historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although we have entered into transition agreements with Fortive, these arrangements may not fully capture the benefits we have previously enjoyed as a result of being integrated with Fortive and may result in paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition;

•

generally, our working capital requirements and capital for general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Fortive. We may now need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements; and

•	the cost of capital for our businesses may be higher as a separate, publicly traded company than Fortive’s cost of capital.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Fortive. For additional information about the past financial performance of our businesses and the basis of presentation of the historical Combined Financial Statements and the unaudited pro forma combined condensed financial statements of our businesses, please refer to the sections entitled “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited Combined Financial Statements and accompanying notes included elsewhere in this prospectus.

As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Fortive.

There is a risk that, as a separate publicly traded company, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Fortive organizational structure. As part of Fortive, we were able to enjoy certain benefits from Fortive’s operating diversity, purchasing power and opportunities to pursue integrated strategies with Fortive’s other businesses. As a separate, publicly traded company, we do not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as part of Fortive, we were able to leverage the Fortive historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As a separate, publicly traded company, we will not have the same historical market reputation and performance or brand identity as Fortive and it may be more difficult for us to recruit or retain such key personnel.

The unaudited pro forma combined condensed financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma combined condensed financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

Potential indemnification liabilities to Fortive pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Fortive under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. Please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—The Separation Agreement—Release of Claims and Indemnification.”

In connection with our separation from Fortive, Fortive agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Fortive’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Fortive, Fortive agreed to indemnify us for certain liabilities as discussed further in “Certain Relationships and Related Person Transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Fortive has agreed to retain, and there can be no assurance that the indemnity from Fortive will be sufficient to protect us against the full amount of such liabilities, or that Fortive will be able to fully satisfy its indemnification obligations. In addition, Fortive’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Fortive’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Fortive or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our businesses, financial position, results of operations and cash flows.

If there is a determination that the distribution, together with certain related transactions, is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying Fortive’s private letter ruling from the IRS or tax opinion are incorrect or for any other reason, then Fortive and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

Fortive has received a private letter ruling from the IRS to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Fortive’s completion of the distribution was conditioned on, among other things, the receipt of an opinion of tax counsel, to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of tax counsel and the private letter ruling relied on certain facts, assumptions, representations and undertakings from Fortive and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Fortive and its stockholders may not be able to rely on the private letter ruling or the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling or opinion of tax counsel, the IRS could determine on audit that the distribution or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Fortive or us after the distribution. If the distribution or any of certain related transactions is determined to be taxable for U.S. federal income tax purposes, Fortive and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

In addition, under the tax matters agreement between Fortive and us, we are generally required to indemnify Fortive against taxes incurred by Fortive that arise as a result of a breach of a representation made by us, or as a result of us taking or failing to take, as the case may be, certain actions, including in each case those provided in connection with the private letter ruling from the IRS or opinion of tax counsel, that result in the distribution, together with certain related transactions, failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. For a discussion of the tax matters agreement, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.”

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the distribution in order to avoid triggering significant tax-related liabilities.

To preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we entered into with Fortive, we are restricted from taking any action that prevents the distribution, together with certain related transactions, from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, as described in the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement—Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution,” we are subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the tax matters agreement, we may be required to indemnify Fortive against any tax liabilities as a result of the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we are subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce our strategic and operating flexibility. For more information, please refer to the section entitled “Certain Relationships and Related Person Transactions—Agreements with Fortive—Tax Matters Agreement.”

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Fortive. Also, one of our directors is a recently retired executive officer of Fortive, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Fortive, certain of our executive officers and directors own equity interests in Fortive. Continuing ownership of shares of Fortive common stock and equity awards could create, or appear to create, potential conflicts of interest if we and Fortive face decisions that could have implications for both Fortive and us. In addition, one of our directors, Martin Gafinowitz, is a recently retired former executive officer of Fortive. This relationship could create, or appear to create, potential conflicts of interest when we and Fortive encounter opportunities or face decisions that could have implications for both companies.

Fortive may compete with us.

Fortive will not be restricted from competing with us. If Fortive in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our businesses.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our businesses, operating results and financial condition could be adversely affected. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

Fortive’s Industrial Technologies business, which became our business, benefited from Fortive’s size and purchasing power in procuring certain goods, services and technologies. As a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Fortive obtained prior to the separation. We may also incur costs for certain functions previously performed by Fortive, such as accounting, tax, legal, human resources and other general administrative functions, that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease;

•	the actions required to separate our and Fortive’s respective businesses could disrupt our and Fortive’s operations after the separation;

•	certain costs and liabilities that were otherwise less significant to Fortive as a whole are more significant for us as a stand-alone company;

•

we have incurred and may continue to incur costs in connection with the transition to being a stand-alone public company that may include accounting, tax (including certain transaction taxes, which are borne equally by us and Fortive), legal and other professional services costs, recruiting and relocation costs associated with hiring or reassigning our personnel, costs related to establishing a new brand identity in the marketplace and costs to separate information systems;

•

we may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: (i) we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Fortive and (ii) our businesses are less diversified than Fortive’s businesses prior to the separation; and

•

to preserve the tax-free treatment for U.S. federal income tax purposes to Fortive of the distribution and certain related transactions, under the tax matters agreement that we entered into with Fortive, we are restricted from taking any action that adversely affects the distribution, together with certain related transactions, from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions that might increase the value of our businesses.

We or Fortive may fail to perform under various transaction agreements executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements entered into in connection with the separation determine the allocation of assets and liabilities between the companies following the separation for those respective areas and include indemnifications related to liabilities and obligations. The transition services agreement provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We rely on Fortive to satisfy its performance and payment obligations under these agreements. If Fortive is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Fortive currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Fortive’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Fortive historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Fortive financial, administrative or other support systems during the transitional period during which Fortive provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on information technology platforms. We expect the transfer of information technology systems from Fortive to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Shares of Our Common Stock

The trading market for our common stock has existed for only a short period following the distribution, and the market price and trading volume of our common stock may fluctuate significantly.

Prior to the distribution, there was no public market for our common stock. An active trading market for our common stock commenced only recently following the distribution and may not be sustainable. The trading price of our common stock may be volatile and the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the purchase price.

The market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in our annual or quarterly earnings or operating results;

•	domestic and international economic factors unrelated to our performance;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	changes in our customers’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	industry or general market conditions;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease, including related to COVID-19;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

The stock markets have experienced volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

We cannot guarantee the payment of dividends on our common stock, or the timing or amount of any such dividends.

We have not yet determined whether or the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the discretion of our board of directors (the “Board”). The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then-existing debt agreements, industry practice, legal requirements and other factors that the Board deems relevant. For more information, please refer to the section entitled “Dividend Policy.” Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

Your percentage ownership in us may be diluted in the future.

In the future, your percentage ownership in us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. In addition, our employees have rights to purchase or receive shares of our common stock as a result of the conversion of their Fortive stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”) into our stock options and restricted stock units. The conversion of these Fortive awards into our awards is described in further detail in the section entitled “Executive and Director Compensation—Compensation Discussion and Analysis.” It is anticipated that our Compensation and Management Development Committee will grant additional equity awards to our employees and directors after the distribution, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as the Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of the common stock. Please refer to the section entitled “Description of Capital Stock.”

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	the inability of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of the Board to issue preferred stock without stockholder approval;

•

the division of the Board into three classes of directors, with each class serving a staggered three-year term, and this classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult;

•	provision that stockholders may only remove directors with cause;

•	the ability of our directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board; and

•

the requirement that the affirmative vote of stockholders holding at least two-thirds of our voting stock is required to amend our amended and restated bylaws and certain provisions in our amended and restated certificate of incorporation.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an “interested stockholder”) shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Fortive and its affiliates have been approved as an interested stockholder of ours and therefore are not subject to Section 203.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders. Our amended and restated certificate of incorporation further designates the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions could discourage lawsuits against us and our directors, officers, employees and stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent otherwise, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. We recognize that this forum selection clause may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent otherwise, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These forum selection provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors, officers, employees and stockholders.

General Risk Factors

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial statements. Certain of our businesses operate in industries that may experience periodic, cyclical downturns. In addition, in certain of our businesses, demand depends on customers’ capital spending budgets, and product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Many of our businesses operate in industries that are intensely competitive and have been subject to consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors. See “Business—Competition.” In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new or enhanced products and services to maintain and expand our brand recognition and leadership position in various product and service categories and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Our reputation, ability to do business and financial statements may be impaired by improper conduct by any of our employees, agents or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related stockholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, the government may seek to hold us liable for violations committed by companies we invest in or acquire. We rely on our suppliers to adhere to our supplier standards of conduct, material violations of such standards of conduct could occur that could have a material effect on our financial statements.

Our operations, products and services expose us to the risk of environmental, health and safety liabilities, costs and violations that could adversely affect our business, reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes and impose end-of-life disposal and take-back programs. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. In addition, some of our operations require the controlled use of hazardous or energetic materials in the development, manufacturing or servicing of our products. We cannot assure you that our environmental, health and safety compliance program (or the compliance programs of businesses we acquire) has been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our financial statements. Moreover, any accident that results in significant personal injury or property damage, whether occurring during development, manufacturing, servicing, use, or storage of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage, harm to our reputation, and reduction in morale among our employees, any of which may adversely and materially affect our results of operations.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury, property damage or other claims brought by private parties alleging injury or damage due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 15 to the audited Combined Financial Statements included in this prospectus. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Increased strength of the U.S. dollar increases the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses may invoice customers in a currency other than the business’ functional currency, and movements in the invoiced currency relative to the functional currency could also result in unfavorable translation effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our business and financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, franchising and product distribution, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage and acquisition or divestiture-related matters, as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in these lawsuits may include claims for compensatory damages, punitive and consequential damages and/or injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets that we were previously unable to estimate or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

We own numerous patents, trademarks, copyrights, trade secrets and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could adversely impact our business, including our competitive position, and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation. Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, be required to license technology or other intellectual property rights from others, be required to cease marketing, manufacturing or using certain products or be required to redesign, re-engineer or re-brand our products at substantial cost, any of which could adversely impact our competitive position and financial statements. Third-party intellectual property rights may also make it more difficult or expensive for us to meet market demand for particular product or design innovations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our business and financial statements.

Significant disruption in, or breach in security of, our information technology systems could adversely affect our business.

We rely on information technology systems, some of which are managed by third parties and some of which are managed on a decentralized, independent basis by our operating companies, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. These systems may be damaged, disrupted or shut down due to attacks by computer hackers, nation states, cyber-criminals, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. In addition, security breaches of our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers or suppliers. Like many multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, unauthorized access and other cyber-attacks and we expect to be subject to similar incidents in the future as such attacks become more sophisticated and frequent. Any of the attacks, breaches or other disruptions or damage described above could interrupt our operations, delay production and shipments, result in theft of our and our customers’ intellectual property and trade secrets, damage customer and business partner relationships and our reputation or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws and increased costs for security and remediation, each of which could adversely affect our business and financial statements.

Defects, tampering, unanticipated use or inadequate disclosure with respect to our products or services (including software), or allegations thereof, could adversely affect our business, reputation and financial statements.

Manufacturing or design defects impacting safety, cybersecurity or quality issues (or the perception of such issues) for our products and services can lead to personal injury, death, property damage, data loss or other damages. These events could lead to recalls or safety or other public alerts, result in product or service downtime or the temporary or permanent removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, downtime, removals and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company following the separation from Fortive, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

If we suffer a loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against such losses.

Our ability to attract, develop and retain talented executives and other key employees is critical to our success.

Our future performance is dependent upon our ability to attract, motivate and retain executives and other key employees. The loss of services of executives and other key employees or the failure to attract, motivate and develop talented new executives or other key employees could prevent us from successfully implementing and executing business strategies, and therefore adversely affect our financial statements. Our success also depends on our ability to attract, develop and retain a talented employee base. Certain employees could leave us given uncertainties relating to the separation, resulting in the inability to operate our business with employees possessing the appropriate expertise, which could have an adverse effect on our performance.

Work stoppages, union and works council campaigns and other labor disputes could adversely impact our productivity and results of operations.

Certain of our U.S. and non-U.S. employees are subject to collective labor arrangements. We are subject to potential work stoppages, union and works council campaigns and other labor disputes, any of which could adversely impact our financial statements and business, including our productivity and reputation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: future financial performance, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other financial measures; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the separation or the distribution on our business; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “believe,” “anticipate,” “will,” “should,” “could,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “may,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth under “Risk Factors.”

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the prospectus, document, press release, webcast, call, materials or other communication in which they are made. Except to the extent required by applicable law, neither Fortive nor we assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the debt-for-equity exchange party. We will not receive any proceeds from the sale of our common stock in any such offering. All of the proceeds from any offering will be received by the debt-for-equity exchange party, who will acquire our common stock being sold in such offering from Fortive in exchange for outstanding Fortive indebtedness held by the debt-for-equity exchange party.

MARKET PRICE OF SHARES

Our shares of common stock have been listed and traded on the NYSE under the symbol “VNT” beginning on October 9, 2020, when they were listed immediately following the distribution. On December 24, 2020, the last sale price of our shares as reported on the NYSE was $33.97 per share. As of December 22, 2020, there were approximately 1,046 holders of record of our shares.

DIVIDEND POLICY

We have not yet determined the extent to which we will pay any dividends on our common stock. The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of the Board. The Board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our then existing debt agreements, industry practice, legal requirements and other factors that our Board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 25, 2020:

•	on a historical basis; and

•	on a pro forma basis to give effect to the Transactions, as defined in the “Unaudited Pro Forma Combined Condensed Financial Statements.”

The information below is not necessarily indicative of what our cash and equivalents and capitalization would have been had the separation been completed as of September 25, 2020. In addition, it is not indicative of our future cash and equivalents and capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus (amounts in millions, except per share data).

	September 25, 2020
	Historical	Pro Forma
	(unaudited)
Cash and equivalents	$—	$203.4

Capitalization:
Debt:
Short-term borrowings	$12.9	$12.9
Long-term debt(1)	—	1,792.2

Total Debt	12.9	1,805.1
Equity:
Common Stock - $0.0001 par value, 1.985 billion shares authorized, 1,000 and 168.4 million shares issued and outstanding on a historical and pro forma basis, respectively	—	—
APIC	—	(143.0)
Net Parent investment	1,445.8	—
AOCI	137.3	137.3
Non-controlling interests	4.3	4.3

Total Equity	1,587.4	(1.4)

Total Capitalization	$1,600.3	$1,803.7

(1)	We currently have an additional $750.0 million of available capacity under our Revolving Credit Facility.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Set forth below are selected historical combined financial data of Fortive’s Industrial Technologies segment for the periods indicated. We derived the combined statement of earnings data for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, and the combined balance sheet data as of December 31, 2019 and December 31, 2018, from our historical audited combined financial statements, which are included elsewhere in this prospectus. We derived the combined statement of earnings data for the nine-month periods ended September 25, 2020 and September 27, 2019, and the combined balance sheet data as of September 25, 2020, from our unaudited combined condensed financial statements included elsewhere in this prospectus. We have prepared the combined condensed balance sheet data as of September 27, 2019 from our accounting records. We have prepared the unaudited combined condensed financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. We derived the audited combined balance sheet data as of December 31, 2017 and the audited combined statement of earnings data for the year ended December 31, 2016 from our historical audited combined financial statements, which are not included in this prospectus. We derived the unaudited combined statement of earnings data for the fiscal year ended December 31, 2015 and the unaudited combined balance sheet data as of December 31, 2016 and December 31, 2015 from the financial records of Fortive, which are not included in this prospectus. We have prepared the unaudited combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. Our historical results may not necessarily reflect our results of operations, financial position and cash flows for future periods or what they would have been had we been a separate, publicly traded company during the periods presented.

We have historically operated as part of Fortive and not as a separate, publicly traded company. Our combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carve-out basis. All sales and costs, as well as assets and liabilities directly associated with our business activity, are included as a component of the combined financial statements. The combined financial statements also include allocations to us of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses, and allocations of related assets, liabilities, and Fortive’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Fortive during the periods presented. Per share data has not been presented since our business was wholly-owned by Fortive during the periods presented.

This selected historical combined financial data should be reviewed in combination with “Unaudited Pro Forma Combined Condensed Financial Statements,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included in this prospectus.

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 25, 2020	September 27, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)					(unaudited)
Selected Statement of Earnings Information:
Sales	$1,889.6	$2,028.8	$2,772.1	$2,665.9	$2,498.2	$2,388.1	$2,243.3
Cost of sales	(1,064.2)	(1,163.6)	(1,581.3)	(1,530.8)	(1,425.4)	(1,368.8)	(1,310.8)

Gross profit	825.4	865.2	1,190.8	1,135.1	1,072.8	1,019.3	932.5
Operating costs:
Selling, general and administrative expenses	(356.0)	(362.9)	(491.3)	(499.3)	(445.8)	(429.7)	(438.0)
Research and development expenses	(93.7)	(102.0)	(136.4)	(136.2)	(126.2)	(116.6)	(107.8)
Impairment of goodwill	(85.3)	—	—	—	—	—	—

Operating profit	290.4	400.3	563.1	499.6	500.8	473.0	386.7
Non-operating income (expense), net	(1.2)	4.5	2.7	7.7	23.1	3.3	(1.5)

Earnings before income taxes	289.2	404.8	565.8	507.3	523.9	476.3	385.2
Income taxes	(84.0)	(94.5)	(129.3)	(121.8)	(150.6)	(171.6)	(137.5)

Net earnings	$205.2	$310.3	$436.5	$385.5	$373.3	$304.7	$247.7

Net earnings as a percent of sales	10.9%	15.3%	15.7%	14.5%	14.9%	12.8%	11.0%

	As of		As of December 31,
($ in millions)	September 25, 2020	September 27, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Selected Balance Sheet Data:
Total assets	$2,603.7	$2,851.9	$2,828.9	$2,988.8	$2,867.3	$2,443.0	$2,222.7
Total liabilities	1,016.3	1,176.5	1,012.8	1,195.9	1,128.6	1,003.9	783.0
Long-term debt	—	223.7	24.6	222.5	195.5	190.2	54.0
Total equity	$1,587.4	$1,675.4	$1,816.1	$1,792.9	$1,738.7	$1,439.1	$1,439.7

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 25, 2020	September 27, 2019	2019	2018	2017	2016	2015
	(unaudited)	(unaudited)					(unaudited)
Cash flow provided by (used in):
Operating Activities	$480.6	$322.3	$545.2	$421.0	$363.8	$419.3	$319.1
Investing Activities	(36.3)	(31.1)	(40.3)	(122.6)	(258.3)	(148.5)	(89.2)
Financing Activities	$(447.5)	$(286.8)	$(499.8)	$(290.5)	$(114.8)	$(278.5)	$(226.3)

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements consist of an Unaudited Pro Forma Combined Condensed Statement of Earnings for the nine-month period ended September 25, 2020 and the year ended December 31, 2019 and an Unaudited Pro Forma Combined Condensed Balance Sheet as of September 25, 2020. The Unaudited Pro Forma Combined Condensed Statement of Earnings and the Unaudited Pro Forma Combined Condensed Balance Sheet as of and for the nine-month period ended September 25, 2020 were derived from our historical unaudited combined condensed financial statements included elsewhere in this prospectus and the Unaudited Pro Forma Statement of Earnings for the year ended December 31, 2019 was derived from our historical audited financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the transactions described below. The Unaudited Pro Forma Combined Condensed Statement of Earnings for the nine-month period ended September 25, 2020 and the year ended December 31, 2019 gives effect to the transactions described below as if they had occurred on January 1, 2019, the first day of fiscal 2019. The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the transactions described below as if they had occurred on September 25, 2020, our latest balance sheet date. References to the “Company” in this section and in the following unaudited pro forma combined condensed financial statements and our combined financial statements included in this prospectus shall mean Fortive’s Industrial Technologies segment.

The unaudited pro forma combined condensed financial statements include certain adjustments that are necessary to present fairly our Unaudited Pro Forma Combined Condensed Statements of Earnings and Unaudited Pro Forma Combined Condensed Balance Sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and (iii) with respect to the Unaudited Pro Forma Combined Condensed Statements of Earnings, expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma combined condensed financial statements give effect to the following transactions, which we refer to as the “Transactions”:

•

the transfer to us from Fortive and Fortive affiliates pursuant to the separation agreement in consideration for (i) shares of our common stock, and (ii) a Cash Distribution of $1.6 billion funded from the incurrence of $1.8 billion of indebtedness under the Credit Facilities with remaining proceeds used to provide $200 million in available cash on our balance sheet upon completion of the distribution; and

•	the capital structure after giving effect to the distribution.

The unaudited pro forma combined condensed financial statements are subject to the assumptions and adjustments described in the accompanying notes.

In connection with the separation, we entered into a transition services agreement with Fortive, pursuant to which Fortive and we will provide to each other certain specified services on a temporary basis, including various information technology, financial and administrative services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

No adjustments have been included in the Unaudited Pro Forma Combined Condensed Statements of Earnings for additional annual operating costs. Although expenses reported in our Combined Condensed Statements of Earnings include allocations of certain Fortive costs (including corporate costs, shared services and other selling, general and administrative costs that benefit us), as a public company we anticipate incurring additional recurring costs that could be materially different from the allocations of Fortive costs or costs incurred by us which are included within the historical combined financial statements. These additional recurring costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. We expect these incremental costs to range between approximately $35 million and $45 million per year, compared to amounts incurred by us or allocated to us historically. We have not adjusted the accompanying unaudited pro forma combined condensed financial statements for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

The unaudited pro forma combined condensed financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the separation and the related transactions been completed on the dates assumed and should not be relied upon as a representation of our future performance or financial position as a separate public company.

The following unaudited pro forma combined condensed financial statements should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

VONTIER CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

($ and shares in millions, except per share amounts)

	As of September 25, 2020
$ in millions	Historical	Pro Forma Adjustments	Notes	Pro Forma
ASSETS
Current assets:
Cash and equivalents	$—	$203.4	(a)	$203.4
Accounts receivable, net	431.1	—		431.1
Inventories	217.6	—		217.6
Prepaid expenses and other current assets	107.6	—		107.6

Total current assets	756.3	203.4		959.7
Property, plant and equipment, net	94.7	—		94.7
Operating lease right-of-use assets	39.9	—		39.9
Long-term financing receivables, net	243.5	—		243.5
Other assets	159.7	—		159.7
Goodwill	1,058.7	—		1,058.7
Other intangible assets, net	250.9	—		250.9

Total assets	$2,603.7	$203.4		$2,807.1

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$12.9	$—		$12.9
Trade accounts payable	356.3	—		356.3
Current operating lease liabilities	11.1	—		11.1
Accrued expenses and other current liabilities	325.1	—		325.1

Total current liabilities	705.4	—		705.4
Operating lease liabilities	29.5	—		29.5
Other long-term liabilities	281.4	—		281.4
Long-term debt	—	1,792.2	(a),(b)	1,792.2
Equity:
Common Stock—$0.0001 par value, 1.985 billion shares authorized, 168.4 million shares issued and outstanding, pro forma	—	—	(c)	—
Preferred Stock—15,000,000 authorized shares, no par value; and none issued and outstanding	—	—		—
Additional paid-in capital	—	(143.0)	(c)	(143.0)
Net Parent investment	1,445.8	(1,445.8)	(c)	—
Accumulated other comprehensive income	137.3	—		137.3

Total stockholders’ equity	1,583.1	(1,588.8)		(5.7)
Noncontrolling interests	4.3	—		4.3

Total equity	1,587.4	(1,588.8)		(1.4)

Total liabilities and equity	$2,603.7	$203.4		$2,807.1

See the accompanying notes to the unaudited pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS

VONTIER CORPORATION

($ and shares in millions, except per share amounts)

	Nine Months Ended September 25, 2020
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Sales	$1,889.6	$—		$1,889.6
Cost of sales	(1,064.2)	—		(1,064.2)

Gross profit	825.4	—		825.4
Operating costs:
Selling, general and administrative expenses	(356.0)	—		(356.0)
Research and development expenses	(93.7)	—		(93.7)
Impairment of goodwill	(85.3)	—		(85.3)

Operating profit	290.4	—		290.4
Non-operating expense, net	(1.2)	(28.2)	(d)	(29.4)

Earnings before income taxes	289.2	(28.2)		261.0
Income taxes	(84.0)	6.2	(e)	(77.8)

Net earnings	$205.2	$(22.0)		$183.2

Net earnings per share:
Basic	$1.22		(f)	$1.09
Diluted	$1.22		(f)	$1.09
Average common stock and common equivalent shares outstanding:
Basic	168.4		(f)	168.4
Diluted	168.4		(f)	168.4

NEWCO

($ and shares in millions, except per share amounts)

	Year Ended December 31, 2019
	Historical	Pro Forma Adjustments	Notes	Pro Forma
Sales	$2,772.1	$—		$2,772.1
Cost of sales	(1,581.3)	—		(1,581.3)

Gross profit	1,190.8	—		1,190.8
Operating costs:
Selling, general and administrative expenses	(491.3)	—		(491.3)
Research and development expenses	(136.4)	—		(136.4)

Operating profit	563.1	—		563.1
Non-operating expense, net	2.7	(43.1)	(d)	(40.4)

Earnings before income taxes	565.8	(43.1)		522.7
Income taxes	(129.3)	10.4	(e)	(118.9)

Net earnings	$436.5	$(32.7)		$403.8

Net earnings per share:			(f)	$2.39
Basic			(f)	$2.39
Diluted
Average common stock and common equivalent shares outstanding:			(f)	168.4
Basic			(f)	168.4
Diluted

See the accompanying notes to the unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

For further information regarding the historical combined condensed financial statements, please refer to the audited combined financial statements and the unaudited combined condensed financial statements included in this prospectus. The Unaudited Pro Forma Combined Condensed Balance Sheet as of September 25, 2020 and Unaudited Pro Forma Combined Condensed Statement of Earnings for the nine-month period ended September 25, 2020 and the year ended December 31, 2019 include adjustments related to the following:

Unaudited Pro Forma Combined Condensed Balance Sheet

(a)	Reflects a pro forma adjustment to cash calculated as follows ($ in millions):

Gross proceeds from Credit Facility	$1,800.0
Less: Distribution of net proceeds from Credit Facility to Parent	1,596.6

Total pro forma adjustment for unremitted cash held by NEWCO	$203.4

In connection with the distribution, Parent transferred to us $203.4 million in cash balances and amounts due to banks. As of September 25, 2020, these adjusted amounts included cash held by us of $200.0 million (reflected as cash and equivalents in the accompanying Unaudited Pro Forma Combined Condensed Balance Sheet).

(b)

Reflects $1.8 billion of proceeds from the Credit Facility that we entered into in connection with the distribution, net of $7.8 million in financing costs. Proceeds from these borrowings were used to fund a payment to Parent of approximately $1.6 billion in connection with the distribution.

(c)

Reflects the Net Parent investment impact as a result of the post-separation and post-distribution capital structure. As of the distribution date, the Net Parent investment after reflecting the impact of the payment to Parent described in note (b) above was adjusted to reflect the distribution of 134.9 million outstanding shares of NEWCO common stock to Parent stockholders. NEWCO’s common stock account reflects an adjustment for the par value of the 168.4 million outstanding shares of NEWCO common stock, par value of $0.0001 per share, issued upon the distribution. NEWCO’s additional paid-in capital account reflects an adjustment related to the reclassification of Parent’s net investment in NEWCO. Parent’s net investment in NEWCO is allocated between common stock and additional paid in capital based on the number of shares of NEWCO common stock outstanding at the distribution date.

Unaudited Pro Forma Combined Condensed Statements of Earnings

(d)

Reflects estimated interest expense of $28.2 million and $43.1 million for the nine-month period ended September 25, 2020 and the year ended December 31, 2019, respectively, related to the borrowing entered into in connection with the distribution reflecting an estimated average borrowing cost of approximately 1.9% per annum. Estimated net interest expense includes deferred financing costs of $2.3 million and $3.0 million for the nine-month period ended September 25, 2020 and the year ended December 31, 2019, respectively. An increase of .125% in our estimated average would have resulted in an additional pro forma interest expense of approximately $1.7 million and $2.3 million for the nine-month period ended September 25, 2020 and the year ended December 31, 2019, respectively. Amount also reflects the elimination of $5.5 million of interest income from intercompany financing transactions with Fortive prior to the distribution for the year ended December 31, 2019. Interest income from intercompany financing transactions with Fortive was insignificant for the nine-month period ended September 25, 2020.

(e)

Reflects the tax effect of pro forma adjustments using the respective statutory combined state and federal tax rate of 22.2% and 24.1% for the nine-month period ended September 25, 2020 and the year ended December 31, 2019, respectively. This represents our U.S. statutory tax rate during the period, which differs from our effective tax rate as the adjustments to pro forma earnings before tax will be taxable in the U.S. The pro forma taxes have not been adjusted to reflect any change in our effective tax rate subsequent to the distribution.

(f)

The number of shares used to compute pro forma basic and diluted earnings per share is based on the number of shares of Vontier common stock outstanding as of the separation date. This calculation does not take into account the dilutive effect resulting from the issuance of Vontier stock-based compensation awards in connection with the adjustment of outstanding Parent stock-based compensation awards held by Vontier employees or the grant of new stock-based compensation awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to NEWCO or the Company (“we”, “us”, or “our”) shall mean the businesses comprising NEWCO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the financial statements with a narrative from the perspective of the management of the Company. The MD&A should be read in conjunction with “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Condensed Financial Statements,” our audited combined financial statements for the years ended December 31, 2019, 2018 and 2017 and our unaudited combined condensed financial statements for the nine-month periods ended September 25, 2020 and September 27, 2019. The MD&A is divided into seven sections:

•	Basis of Presentation

•	Overview

•	Results of Operations

•	Risk Management

•	Liquidity and Capital Resources

•	Critical Accounting Estimates

•	New Accounting Standards

Basis of Presentation

The accompanying audited combined financial statements and unaudited combined condensed financial statements present the historical financial position, results of operations, changes in equity and cash flows of the Company in accordance with GAAP for the preparation of carved-out combined financial statements. Our business portfolio includes (i) mobility technologies, in which we are a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as, (ii) diagnostics and repair technologies, in which we manufacture and distribute vehicle repair tools, toolboxes, automotive diagnostic equipment and software, and a full line of wheel-service equipment. Historically, these businesses had operated as part of Fortive’s Industrial Technologies segment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, we meet the aggregation criteria and have combined our two operating segments into a single reportable segment. We use the term “Parent” to refer to Fortive.

Our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Fortive, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Pursuant to agreements with Fortive, Fortive provides us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. We have and will continue incurring additional costs as a separate public company. As a separate public company, our total costs related to such support functions may differ from the costs that were historically allocated to us.

These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or share-based compensation awards for staff additions to replace support provided by Fortive that is not covered by the transition services agreement; and

•

corporate governance costs, including board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and stock exchange listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect these incremental separate public company costs in excess of the costs that have been historically allocated to us to range between approximately $35 million and $45 million per year. Moreover, we expect Fortive or us to incur certain nonrecurring internal costs to implement certain new systems.

Additionally, our combined balance sheet may not be comparable to the opening balance sheet of the separate company, which will reflect the transfer by Fortive of the assets and liabilities of its Industrial Technologies segment to us. For a detailed description of our unaudited pro forma combined condensed financial statements, see “Unaudited Pro Forma Combined Condensed Financial Statements.”

We have historically operated as part of Fortive and not as a stand-alone company and previously had no separate legal status or existence. The combined financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with our business activity are included as a component of the financial statements. The combined financial statements also include allocations to us of certain selling, general and administrative expenses from Fortive’s corporate office and from other Fortive businesses, as well as allocations of related assets, liabilities, and Net Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of Fortive. Further, the historical combined financial statements may not be reflective of what our results of operations, comprehensive income, financial position, equity, or cash flows might be in the future as a separate public company. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. Pursuant to agreements with Fortive, Fortive provides us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by Fortive. Related party allocations are discussed further in Note 19 in the accompanying audited combined financial statements for the years ended December 31, 2019, 2018, and 2017, and in Note 10 in the accompanying unaudited combined condensed financial statements for the nine-month periods ended September 25, 2020 and September 27, 2019.

As part of Fortive, we were dependent upon Fortive for all of our working capital and financing requirements as Fortive used a centralized approach to cash management and financing of its operations. Financial transactions relating to us are accounted for through our Net Parent investment account. Accordingly, none of Fortive’s cash, cash equivalents, or debt held at the corporate level has been assigned to us in the audited combined financial statements. Management assesses our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We continue to generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity will be sufficient to allow us to manage our capital structure on a short-term and long-term basis and to continue investing in existing businesses and consummating strategic acquisitions.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in our recorded net assets. All significant transactions between Fortive and us have been included in the accompanying audited combined financial statements for the years ended December 31, 2019, 2018, and, 2017, and unaudited combined condensed financial statements for the nine-month periods ended September 25, 2020 and September 27, 2019. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Equity and Cash Flows as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within the Net Parent investment line item.

As part of Fortive, we engaged in intercompany financing transactions (“Related-party Borrowings”). Transactions with Fortive have been included in the accompanying audited combined financial statements and unaudited combined condensed financial statements for all periods presented. These transactions were settled prior to the consummation of the distribution. All other intercompany accounts and transactions between our businesses have been eliminated in the accompanying audited combined financial statements and the unaudited combined condensed financial statements for all periods presented.

Divestitures

On October 9, 2019, NEWCO sold its interest in Gilbarco Hungary ACIS and its Gilbarco Romania ACIS business (“ACIS”) for $1.7 million, and recognized a loss on the transactions of $0.1 million. These transactions did not meet the criteria for discontinued operations reporting, and therefore the operating results of ACIS prior to the disposition are included in continuing operations for all periods presented.

Overview

General

Please see “Our Company” for a discussion of our products, customer base, and strategy. We offer critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments, and public safety entities and fleet owners/operators on a global basis.

Our research and development, manufacturing, sales, distribution, service and administrative operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America, and Asia Pacific, with the exception of Japan and Australia.

Recent Events

On September 29, 2020 (the “Closing Date”), the Company entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, consisting of a three-year, $800.0 million senior unsecured delayed draw term loan facility (the “Three-Year Term Loans”), a two-year, $1.0 billion senior unsecured delayed draw term loan facility (the “Two-Year Term Loans” and together with the Three-Year Term Loans, the “Term Loans”) and a three-year, $750.0 million senior unsecured multi-currency revolving credit facility, including a $25.0 million sublimit for swingline loans and a $75.0 million sublimit for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loans, the “Credit Facilities”). At the closing of the Credit Agreement, Vontier did not borrow any funds under the Credit Facilities. On October 9, 2020, the Company drew down the full $1.8 billion available under the Term Loans. The Company used the proceeds from the Term Loans to make payments to Fortive, with $1.6 billion used as part of the consideration for the contribution of certain assets and liabilities by the Company to Fortive in connection with the separation and with $200.0 million used as a preliminary adjustment to fund cash balances remaining with the Company.

On October 9, 2020, Fortive completed the separation of Fortive’s Industrial Technologies business through a pro rata distribution of 80.1% of the outstanding common stock of Vontier to Fortive’s stockholders. To effect the separation, Fortive distributed to its stockholders two shares of Vontier common stock for every five shares of Fortive common stock outstanding held on September 25, 2020, the record date for the distribution. As of the date of separation, Vontier had $289.5 million in cash. The primary source of the cash on hand as of the date of separation was due to a transfer from Fortive as part of the separation agreement. Under the terms of the separation agreement, we repaid $86.1 million to Fortive in December 2020.

Refer to Note 13 of the Unaudited Combined Condensed Interim Financial Statements for additional information regarding subsequent events.

Business Performance and Outlook

Business Performance During the Three- and Nine-Months Ended September 25, 2020

A novel strain of coronavirus was first identified in Wuhan, China in December 2019, and subsequently declared a pandemic by the World Health Organization in March 2020 (“COVID-19”). This outbreak has surfaced in nearly all regions around the world, which resulted in governments implementing strict measures to help contain or mitigate the spread of the virus, including quarantines, “shelter in place” and “stay at home” orders, travel restrictions, school and commercial facility closures, re-opening restrictions, among others (collectively “virus control measures”). Further, the U.S. Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency issued Guidance documents for use by businesses and states defining “critical-infrastructure” industries that may continue to operate despite the virus control measures implemented. These virus control measures led to slowdowns or shutdowns for businesses deemed both “essential” and “non-essential” in affected areas, causing significant disruption in the financial markets both globally and in the United States, especially in the second quarter. As of the end of the third quarter, the virus control measures have eased in most regions and all of our locations were open and operating.

Given the nature of our business, COVID-19 impacted our businesses and operating results during the nine months ended September 25, 2020 directly with reduced demand from customers operating in non-essential end-markets and indirectly with reduced demand created by macroeconomic disruption or disruption in adjacent end-markets. COVID-19 impacted our businesses and operating results broadly across all geographies, as virus control measures were deployed in most regions during the nine months ended September 25, 2020. Our business was impacted less in the third quarter by the virus control measures as restrictions began to ease and demand began to return.

While differences exist among our businesses, on an overall basis, demand for our hardware and software products and services decreased during the first two quarters of the year and increased during the three months ended September 25, 2020. As compared to the comparable periods of 2019, aggregate year-over-year total sales increased 4.5% for the three months ended September 25, 2020 and decreased 6.9% in the nine months ended September 25, 2020. Sales from existing businesses increased 5.6% during the three months ended September 25, 2020, as compared to the comparable period in 2019. The increase in total sales and sales from existing businesses during the three months ended September 25, 2020 was primarily driven by strong demand for and shipments of fuel management systems in North America related to the enhanced credit card security requirements for outdoor payment systems based on the Europay, Mastercard and Visa (“EMV”) global standards and other Mexico regulatory demand. We benefited in 2020 from the EMV global standard regulations, which have an extended deadline in the U.S. through April 2021. Given the demand that we experienced during 2020, we anticipate that 2020 will be the peak year for incremental demand associated with adoption of the EMV regulation. Our diagnostics and repair technologies portfolio also experienced strong demand across most product categories, most notably specialty and hardline tools. Sales from existing businesses declined 4.7% during the nine months ended September 25, 2020, as compared to the comparable period of 2019. The decrease in total sales and sales from existing businesses during the nine months ended September 25, 2020 was primarily due to the direct and indirect impacts of COVID-19. Changes in foreign currency exchange rates and other items negatively impacted our sales growth by 0.6% and 1.8% during the three and nine months ended September 25, 2020 compared to the comparable periods in 2019.

Geographically, year-over-year total sales and sales from existing businesses for the three months ended September 25, 2020 increased at a rate in the high-single digits in developed markets and sequentially improved to a decline of mid-single digits in high growth markets. This was primarily attributable to growth in North America at a rate in the low-double digits and partially offset by sequential improvement in Western Europe to a decline in the high-single digits, and a more than 20% decline in Asia.

Year-over-year total sales and sales from existing businesses for the nine months ended September 25, 2020 decreased at a low-single digit rate in developed markets and declined at a rate in the high-teens in high-growth markets. These movements were primarily driven by a decline in Europe at a high-single digit rate and a decline in Asia of more than 20%.

Outlook

During the first nine months of 2020, the worldwide capital markets were volatile and overall global economic conditions deteriorated significantly as a result of COVID-19 in the beginning of the second quarter of 2020, began to improve towards the end of the second quarter and continued to improve into the third quarter. While we expect overall sales and sales from existing businesses to grow on a year-over-year basis in the fourth quarter, we are continuing to monitor the impact of COVID-19 and geopolitical uncertainties and the corresponding impact to our businesses. We will also continue to monitor the other factors identified above in “Cautionary Statement Concerning Forward Looking Statements.”

We are closely monitoring the health of our employees, and have implemented safety protocols at our facilities to ensure the health and safety of our employees. In addition, we are continuing to monitor the financial health of our suppliers and customers, and their ability to maintain production capacity and meet our operational requirements. Individuals contracting or being exposed to COVID-19, or who are unable to report to work due to future virus control measures, may significantly disrupt production throughout our supply chain and negatively impact our sales channels. Further, our customers may be directly impacted by business curtailments or weak market conditions, and may not be willing or able to accept shipments of products, may cancel orders, and may not be able to pay us on a timely basis.

Despite the virus control measures in place in geographies critical to our supply chain, we have successfully implemented solutions to support our operations and have not experienced significant production material shortages, supply chain constraints, or distribution limitations impacting our operations as of the date of this Report.

To mitigate the impact of the economic conditions from the COVID-19 pandemic as well as any escalation of geopolitical uncertainties related to governmental policies toward international trade, monetary and fiscal policies, and relations between the U.S. and China, we will continue applying and deploying the Vontier Business System to actively manage our supply chain and drive operating efficiencies, and continue to collaborate with our customers and suppliers to minimize disruption to their businesses. Additionally, we will continue actively managing our working capital with a focus on maximizing cash flows and cost efficiency. We continue to assess market conditions and take actions as we deem necessary to appropriately position our businesses in light of the economic environment and geopolitical uncertainties.

Although recent volatility in the financial markets has not had a significant impact on our financial position, liquidity, and ability to meet our debt covenants as of the filing date of this prospectus, we continue to monitor the financial markets and general global economic conditions. Further, we utilized certain provisions of The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) enacted by the U.S. Government to provide additional short-term liquidity, including relief from employer payroll tax remittance, and expect to continue utilizing these benefits throughout 2020. We are also evaluating other potential income tax impacts of the CARES Act. If further changes in financial markets or other areas of the economy adversely affect our access to the capital markets, we would expect to rely on a combination of available cash and existing available capacity under our Credit Facilities to provide short-term funding. Refer to the “Liquidity and Capital Resources” section for additional discussion.

Business Performance During the Year Ended 2019

On an overall basis, demand for our hardware and software products and services increased during 2019 as compared to 2018, which resulted in aggregate year-over-year sales growth of 4.0%, and sales from existing businesses of 5.6%. Our continued application and deployment of the Vontier Business System, including investments in sales growth initiatives, as well as increased demand in both high-growth and developed markets and other business-specific factors discussed below, contributed to the overall sales growth from existing businesses. Additionally, on a year-over-year basis, the liability shift related to enhanced credit card security requirements for outdoor payment systems in the United States based on the Europay, Mastercard and Visa (“EMV”) global standards that was expected to occur in October 2020 and was subsequently extended to April 2021 is continuing to drive demand within our mobility technologies businesses. We expect EMV to continue driving demand for dispensers and payment systems in 2020.

Geographically, year-over-year sales from existing businesses grew 7% in North America, grew 15% in Latin America, and grew 3% in Asia (excluding India). Sales from existing businesses in Western Europe were up 1% year-over-year, while sales from existing businesses in India declined 20%.

Business Performance During the Year Ended 2018

On an overall basis, demand for our hardware and software products and services increased during 2018 as compared to 2017, which resulted in aggregate year-over-year sales growth of 6.7% and sales growth from existing businesses of 4.2%. Our continued application and deployment of the Vontier Business System including investments in sales growth initiatives, as well as increased demand in both high-growth and developed markets, and other business-specific factors discussed below contributed to overall sales growth from existing businesses. Additionally, on a year-over-year basis, the liability shift related to enhanced credit card security requirements in the United States based on the EMV global standards is continuing to drive demand within our mobility technologies businesses.

Geographically, year-over-year sales from existing businesses grew 3% in North America, grew 16% in Latin America, and grew 20% in Asia, with greater than 20% growth in China. Sales from existing businesses declined 4% in Western Europe.

Results of Operations

Comparison of Results of Operations for the Three and Nine Months Ended September 25, 2020 and September 27, 2019

	Three Months Ended		Nine Months Ended
($ in millions)	September 25, 2020	September 27, 2019	September 25, 2020	September 27, 2019
Total sales	$746.7	$714.4	$1,889.6	$2,028.8
Total cost of sales	(415.4)	(406.4)	(1,064.2)	(1,163.6)

Gross profit	331.3	308.0	825.4	865.2
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(121.1)	(118.3)	(356.0)	(362.9)
Research and development expenses (“R&D”)	(31.6)	(34.8)	(93.7)	(102.0)
Goodwill impairment charge	—	—	(85.3)	—

Operating profit	$178.6	$154.9	$290.4	$400.3

Gross profit as a % of sales	44.4%	43.1%	43.7%	42.6%
SG&A as a % of sales	16.2%	16.6%	18.8%	17.9%
R&D as a % of sales	4.2%	4.9%	5.0%	5.0%
Operating profit as a % of sales	23.9%	21.7%	15.4%	19.7%

Total Sales and Sales from Existing Businesses

The following table summarizes total aggregate year-over-year growth in sales from existing businesses during the three and nine months ended September 25, 2020 as compared to the comparable periods of 2019.

	% Change Three Months Ended September 25, 2020 vs. Comparable 2019 Period	% Change Nine Months Ended September 25, 2020 vs. Comparable 2019 Period
Total revenue growth (GAAP)	4.5%	(6.9)%
Sales from existing businesses growth (Non-GAAP)	5.6%	(4.7)%
Impact of acquisitions and divestitures (Non-GAAP)	(0.5)%	(0.4)%
Impact of currency exchange rates (Non-GAAP)	—%	(1.1)%
Other (Non-GAAP)	(0.6)%	(0.7)%

Total sales and sales from existing businesses within our mobility technologies platform increased at a mid-single digit rate during the three months ended September 25, 2020 and decreased at a mid-single digit rate during the nine months ended September 25, 2020 as compared to the comparable periods of 2019. The year-over-year results during the three months ended September 25, 2020 were driven by strong demand for and shipments of fuel management systems in North America related to the enhanced credit card security requirements for outdoor payment systems based on the Europay, Mastercard and Visa global standards and Mexico regulatory demand. The year-over-year results during the nine months ended September 25, 2020 were driven by broad-based declines across all product categories and significant geographies, which was driven by COVID-19 virus control measures.

Total sales and sales from existing businesses within our diagnostics and repair technologies platform increased at a mid-single digit rate during the three months ended September 25, 2020 and decreased at a mid-single digit rate during the nine months ended September 25, 2020 as compared to the comparable periods in 2019. The results in the three months ended September 25, 2020 were driven principally by strong demand across most product categories, most notably specialty and hardline tools, with sequential growth in tool storage. For the year-to-date period, the results were primarily driven by decreased demand across most product categories and reflect sharp declines in demand due to COVID-19 virus control measures early in the second quarter, which were partially offset by improvements in demand as the year progressed and virus control measures began to lift in certain jurisdictions.

Year-over-year changes in price had an insignificant impact on sales growth during three and nine months ended September 25, 2020 versus the comparable periods in 2019.

Cost of Sales

The cost of sales increase of $9.0 million for the three months ended September 25, 2020, as compared to the comparable period in 2019, is due primarily to higher year-over-year sales volumes from existing businesses as well as changes in foreign currency exchange rates.

The cost of sales decrease of $99.4 million for the nine months ended September 25, 2020, as compared to the comparable period in 2019, is primarily due to lower year-over-year sales volumes from existing businesses, lower year-over-year material costs and cost savings associated with restructuring and productivity improvement initiatives.

Gross Profit

The year-over-year increase in gross profit during the three months ended September 25, 2020, as compared to the comparable period in 2019, is primarily due to higher year-over-year sales volumes as well as favorable materials costs and productivity improvement initiatives and changes in foreign currency exchange rates.

The year-over-year decrease in gross profit during the nine months ended September 25, 2020, as compared to the comparable period in 2019, is primarily due to lower year-over-year sales volumes and changes in foreign currency exchange rates. This was partially offset by incremental year-over-year cost savings associated with restructuring, productivity improvement initiatives, and material cost and supply chain improvement actions.

The 130 basis point increase in gross profit margin during the three months ended September 25, 2020 as compared to the comparable period in 2019 is primarily due to higher year-over-year sales volumes.

The 110 basis point increase in gross profit margin during the nine months ended September 25, 2020 as compared to the comparable period in 2019 is primarily due to cost savings associated with restructuring and productivity improvement initiatives, and material cost and supply chain improvement actions, partially offset by lower year-over-year sales volumes.

Operating Costs and Other Expenses

SG&A expenses increased during the three months ended September 25, 2020, as compared to the comparable period in 2019, primarily due to stand-up costs and costs associated with the separation. This was partially offset by savings from reductions in discretionary spending, and to a lesser extent, year-over-year cost savings associated with restructuring and productivity improvement initiatives.

SG&A expenses decreased during the nine months ended September 25, 2020, as compared to the comparable period in 2019, primarily due to savings from broad cost reduction efforts that reduced labor expenses to better align with reductions in demand, primarily through the use of furloughs and reductions in salaried compensation costs, as well as other reductions in discretionary spending, and to a lesser extent, year-over-year cost savings associated with restructuring and productivity improvement initiatives. These factors were partially offset by costs associated with the separation.

On a year-over-year basis, SG&A expenses as a percentage of sales decreased 40 basis points during the three months ended September 25, 2020, as compared to the comparable periods in 2019 due to the increase of sales as compared to the same period in 2019. For the nine months ended September 25, 2020, SG&A expenses as a percentage of sales increased 90 basis points due to year-over-year sales declines and costs associated with the separation which was partially offset by lower spending on sales and marketing growth initiatives.

R&D expenses (consisting principally of internal and contract engineering personnel costs) decreased during the three and nine months ended September 25, 2020, as compared to the comparable periods in 2019 due to broad cost reduction efforts. On a year-over-year basis, R&D expenses as a percentage of sales decreased during the three months ended September 25, 2020 due to the cost reduction measures which decreased R&D expenses while total sales increased. For the nine months ended September 25, 2020, R&D expenses as a percentage of sales remained flat as cost reduction measures in R&D expenses decreased R&D expenses while sales also decreased due to year-over-year sales volume declines.

In connection with our updated forecast for our Telematics business that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, management determined the change in forecast indicated the related carrying value of goodwill may not be recoverable and performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020. This analysis resulted in an impairment of $85.3 million.

Operating Profit

Operating profit margin increased 220 basis points during the three months ended September 25, 2020 as compared to the comparable period in 2019.

Year-over-year operating profit margin comparisons were favorably impacted by:

•

Higher year-over-year sales volumes, operating expense savings from broad cost reduction efforts and, to a lesser extent, lower material costs and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives — favorable 300 basis points

•	The year-over-year effect of businesses disposed of and acquired — favorable 20 basis points

Year-over-year operating profit margin comparisons were primarily impacted by the following unfavorable factors: stand-up costs related to the separation — unfavorable 100 basis points

Operating profit margin decreased 430 basis points during the nine months ended September 25, 2020 as compared to the comparable period in 2019.

Year-over-year operating profit margin comparisons were favorably impacted by:

•

Operating expense savings from broad cost reduction efforts, and to a lesser extent, lower material costs and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives which were partially offset by lower year-over-year sales volumes from existing businesses — favorable 100 basis points

•	The year-over-year effect of businesses disposed of and acquired — favorable 10 basis points

Year-over-year operating profit margin comparisons were unfavorably impacted by:

•	Stand-up costs related to the separation — unfavorable 90 basis points

•	The impact of the goodwill impairment of our Telematics business — unfavorable 450 basis points

Comparison of Results of Operations for the Years Ended December 31, 2019 and December 31, 2018

	Year Ended
($ in millions)	December 31, 2019	December 31, 2018
Total sales	$2,772.1	$2,665.9
Total cost of sales	(1,581.3)	(1,530.8)

Gross profit	1,190.8	1,135.1
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(491.3)	(499.3)
Research and development expenses (“R&D”)	(136.4)	(136.2)

Operating profit	$563.1	$499.6

Gross profit as a % of sales	43.0%	42.6%
SG&A as a % of sales	17.7%	18.7%
R&D as a % of sales	4.9%	5.1%
Operating profit as a % of sales	20.3%	18.7%

Total Sales and Sales from Existing Businesses

2019 vs 2018
Total Revenue Growth (GAAP)	4.0%

Sales from existing businesses (Non-GAAP)	5.6%
Impact of acquisitions and divestitures (Non-GAAP)	0.5%
Impact of currency Exchange Rates and Other (Non-GAAP)	(2.1)%

Total sales increased $106.2 million, or 4.0%, during 2019 as compared to 2018.

Sales from existing businesses within our mobility technologies portfolio grew 7.1% during 2019 as compared to 2018 due primarily to broad-based demand for fuel management systems, specifically in North America, Latin America, and Western Europe, as well as increased demand for payment solutions. The strong demand in North America was favorably impacted by the approaching deadline for the liability shift related to EMV global standards that was expected to occur in October 2020.

Geographically, sales from existing businesses increased on a year-over-year basis in North America, Europe, and Latin America, partially offset by declines in India.

Sales from existing businesses within our diagnostics and repair technologies portfolio grew 0.9% during 2019 as compared to 2018, largely driven by increased year-over-year demand for hardline and diagnostic tools and shop equipment that was mostly offset by a decline in demand for wheel-service equipment.

Year-over-year price increases contributed 1.5% to sales growth during 2019 as compared to 2018.

Cost of Sales

Cost of sales increased $50.5 million, or 3.3%, during 2019 as compared to 2018. The year-over-year increase in cost of sales was due primarily to higher year-over-year sales volumes from existing businesses, and to a lesser extent the incremental cost of sales from our recently acquired businesses, increased material costs associated primarily with inflationary pressures and recently enacted tariffs, and restructuring charges, which were partially offset by changes in currency exchange rates and incremental year-over-year cost savings associated with productivity improvement initiatives and material cost and supply chain improvement actions.

Gross Profit

The year-over-year $55.7 million increase in gross profit, or 40 basis points as a percentage of sales, during 2019 as compared to 2018 was due primarily to higher year-over-year sales volumes and the favorable impact of pricing improvements, and to a lesser extent, the impact of recently acquired businesses. Changes in foreign currency exchange rates and an unfavorable sales mix partially off-set the increase in gross profit.

Operating Costs and Other Expenses

SG&A decreased $8.0 million, or 100 basis points as a percentage of sales, during 2019 as compared to 2018. The decrease in SG&A was due primarily to savings from productivity improvement initiatives and changes in foreign currency exchange rates.

R&D (consisting principally of internal and contract engineering personnel costs) increased $0.2 million during 2019 as compared to 2018, and R&D expenses as a percentage of sales were relatively flat, as the investments in our product development initiatives grew at rate largely consistent with sales.

Operating Profit

Operating profit increased $63.5 million during 2019 as compared to 2018, and as a percentage of sales, increased from 18.7% of sales in 2018 to 20.3% of sales in 2019. The increase in operating profit was due primarily due to the following:

•

Higher 2019 sales volumes from existing businesses, price increases, and incremental year-over-year cost savings associated with productivity improvement initiatives, which were partially offset by increased material costs associated primarily with inflationary pressures and recently enacted tariffs, an unfavorable sales mix, and changes in currency exchange rates—favorable 195 basis points

•	The incremental year-over-year net dilutive effect of restructuring actions—unfavorable 25 basis points

•	The dilutive impact of recently divested businesses—unfavorable 10 basis points

Comparison of Results of Operations for the Years Ended December 31, 2018 and December 31, 2017

	Year Ended
($ in millions)	December 31, 2018	December 31, 2017
Total sales	$2,665.9	$2,498.2
Total cost of sales	(1,530.8)	(1,425.4)

Gross profit	1,135.1	1,072.8
Operating costs:
Selling, general and administrative expenses (“SG&A”)	(499.3)	(445.8)
Research and development expenses (“R&D”)	(136.2)	(126.2)

Operating profit	$499.6	$500.8

Gross profit as a % of sales	42.6%	42.9%
SG&A as a % of sales	18.7%	17.8%
R&D as a % of sales	5.1%	5.1%
Operating profit as a % of sales	18.7%	20.0%

Total Sales and Sales from Existing Businesses

2018 vs 2017
Total Revenue Growth (GAAP)	6.7%

Sales from existing businesses (Non-GAAP)	4.2%
Impact of acquisitions and divestitures (Non-GAAP)	2.7%
Impact of Currency Exchange Rates and Other (Non-GAAP)	(0.2)%

Total sales increased $167.7 million, or 6.7%, during 2018 as compared to 2017.

Sales from existing businesses within our mobility technologies portfolio grew 4.9% during 2018 as compared to 2017 due primarily to increased demand for fuel management systems, particularly in North America, India and China, that grew at a rate in the mid-teens, and increased demand for dispensers and payment solutions in North America that grew at a low-single digit rate. The strong demand in North America was favorably impacted by the approaching deadline, that was expected to occur in October 2020, for the liability shift related to EMV global standards.

Sales from existing businesses within our diagnostics and repair technologies portfolio grew 2.1% during 2018 as compared to 2017, largely driven by increased year-over-year demand for hardline and diagnostic tools and tool storage products.

Price increases are reflected as a component of the change in sales from existing businesses, and year-over-year price increases contributed 0.8% to sales growth during 2018 as compared to 2017.

Cost of Sales

Cost of sales increased $105.4 million, or 7.4%, during 2018 as compared to 2017. The year-over-year increase in cost of sales was largely due to the relative equal impacts of higher year-over-year sales volumes and the incremental cost of sales from recently acquired businesses, and to a lesser extent, higher material costs from recently enacted tariffs. Year-over-year cost savings associated with restructuring and productivity improvement initiatives partially offset the increase in cost of sales.

Gross Profit

The year-over-year $62.3 million increase in gross profit during 2018 as compared to 2017 was due primarily to higher year-over-year sales volumes, the impact of recently acquired businesses, the favorable impact of pricing improvements, and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives, all of which had relatively equal impacts on gross profit. The related 30 basis point decrease in gross profit margin during 2018 as compared to 2017 was primarily due to the dilutive impact of recently acquired businesses and unfavorable sales mix.

Operating Costs and Other Expenses

SG&A increased $53.5 million, or 90 basis points as a percentage of sales, during 2018 as compared to 2017. The increase in SG&A was due primarily to $15.0 million of additional investments in sales and marketing growth initiatives that grew at a rate consistent with sales, $12.2 million of bad debt expense from existing businesses that is mostly non-recurring, $6.3 million in higher amortization from recently acquired businesses, $3.5 million of higher depreciation largely resulting from investments in IT systems, and incremental expenses from recently acquired businesses, partially offset by savings from productivity improvement initiatives.

R&D (consisting principally of internal and contract engineering personnel costs) increased $10.0 million during 2018 as compared to 2017 due to incremental year-over-year investments in product development initiatives and expenses from recently acquired businesses. On a year-over-year basis, R&D expenses as a percentage of sales were flat as the investments in product development initiatives grew at the same rate as sales.

Operating Profit

Operating profit decreased $1.2 million during 2018 as compared to 2017 and as a percent of sales, decreased from 20.0% of sales in 2017 to 18.7% of sales in 2018. The decrease in operating profit is due primarily due to the following:

•

Higher 2018 sales volumes from existing businesses, price increases and incremental year-over-year cost savings associated with restructuring and productivity improvement initiatives that were more than offset by continued investments in sales and marketing growth initiatives, higher bad debt expense, and unfavorable sales mix—unfavorable 90 basis points

•	The dilutive impact of recently acquired businesses—unfavorable 40 basis points

Income Taxes

General

Our operating results were included in Fortive’s consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. We account for income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if we were filing separate returns. Income tax expense and deferred tax assets and liabilities reflect management’s assessment of future taxes expected to be paid on items reflected in our financial statements. We record the tax effect of discrete items and items that are reported net of tax effects in the period in which they occur.

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The U.S. government is still issuing significant amounts of TCJA guidance that we expect to continue into the foreseeable future. We are actively monitoring the impact of new Treasury Regulations. Any future adjustments resulting from retrospective guidance issued after September 25, 2020 will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

Our effective tax rate can be affected by, among other items, changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws, including legislative policy changes that may result from the Organization for Economic Co-operation and Development’s (“OECD”) initiative on Base Erosion and Profit Shifting.

The CARES Act is an emergency economic stimulus package in response to the COVID-19 outbreak which, among other things, contains numerous income tax provisions. Some of these tax provisions are expected to be effective retroactively for years ending before the date of enactment. We anticipate the provisions of the CARES Act will impact income tax in 2020, however we have not identified material impacts to the tax provision as of September 25, 2020. We will continue to evaluate the impact of the CARES Act as new clarifying guidance is issued throughout 2020.

When part of Fortive, the amount of income taxes we paid was subject to ongoing audits by federal, state and foreign tax authorities, which often result in proposed assessments. We perform a comprehensive review of our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary.

Comparison of the Nine-Month Periods Ended September 25, 2020 and September 27, 2019

Our effective tax rate for the three and nine months ended September 25, 2020 was 20.9% and 29.0%, respectively, as compared to 23.2% and 23.3% for the three and nine months ended September 27, 2019, respectively. The year-over-year decrease in the effective tax rate for the three months ended September 25, 2020 as compared to the comparable period in the prior year was primarily due to the favorable impact of a higher mix of income in jurisdictions with lower tax rates than the U.S. federal statutory rate of 21%. The year-over-year increase in the effective tax rate for the nine months ended September 25, 2020 as compared to the comparable period in the prior year was primarily due to a non-deductible goodwill impairment recognized in the first quarter. This was partially offset by favorable impacts of a higher mix of income in jurisdictions with lower tax rates than the U.S. federal statutory rate of 21% and increases in favorable impacts of certain federal and international tax benefits.

Our effective tax rate for both periods in 2020 and 2019 differs from the U.S. federal statutory rate of 21% due primarily to the impact of the TCJA, certain U.S. federal permanent differences, the impact of credits and deductions provided by law, and current year earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate. Specific to the nine months ended September 25, 2020, our effective tax rate also differs from the U.S. federal statutory rate of 21% due to a non-deductible goodwill impairment in the first quarter.

Comparison of the Years Ended December 31, 2019, 2018 and 2017

Our effective tax rate for the years ended December 31, 2019, 2018 and 2017 was 22.8%, 24.0% and 28.7%, respectively.

Our effective tax rate for 2019 and 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the United States taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

Our effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the United States taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

Inflation

The effect of inflation on our sales and net earnings was not significant for all periods presented.

Non-GAAP Financial Measure

Sales from Existing Businesses

We define sales from existing businesses as total sales excluding (i) sales from acquired and divested businesses; (ii) the impact of currency translation; and (iii) certain other items.

•

References to sales attributable to acquisitions or acquired businesses refer to GAAP sales from acquired businesses recorded prior to the first anniversary of the acquisition less the amount of sales attributable to certain divested businesses or product lines not considered discontinued operations.

•

The portion of sales attributable to the impact of currency translation is calculated as the difference between (a) the period-to-period change in sales (excluding sales from acquired businesses) and (b) the period-to-period change in sales, including foreign operations, (excluding sales from acquired businesses) after applying the current period foreign exchange rates to the prior year period.

•

The portion of sales attributable to other items is calculated as the impact of those items which are not directly correlated to sales from existing businesses which do not have an impact on the current or comparable period.

Sales from existing businesses should be considered in addition to, and not as a replacement for or superior to, total sales, and may not be comparable to similarly titled measures reported by other companies.

Management believes that reporting the non-GAAP financial measure of sales from existing businesses provides useful information to investors by helping identify underlying growth trends in our business and facilitating easier comparisons of our sales performance with our performance in prior and future periods and to our peers. We exclude the effect of acquisitions and divestiture-related items because the nature, size and number of such transactions can vary dramatically from period to period and between us and our peers. We exclude the effect of currency translation and certain other items from sales from existing businesses because these items are either not under management’s control or relate to items not directly correlated to sales from existing businesses. Management believes the exclusion of these items from sales from existing businesses may facilitate assessment of underlying business trends and may assist in comparisons of long-term performance. References to sales volume refer to the impact of both price and unit sales.

Risk Management

We are exposed to market risk from changes in foreign currency exchange rates, credit risk and commodity prices, each of which could impact our combined financial statements. We generally address exposure to these risks through our normal operating and financing activities. In addition, our broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on our operating profit as a whole.

Foreign Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) component of Parent’s equity. A 10% change in major currencies relative to the U.S. dollar at December 31, 2019 and September 25, 2020 would have resulted in a $87.4 million and $84.2 million impact to Parent’s equity, respectively.

Currency exchange rates negatively impacted reported sales during the nine-month period ended September 25, 2020 by 1.8% as compared to the comparable period in 2019, as the U.S. dollar was, on average, stronger against most major currencies during the first nine months of 2020 as compared to exchange rates during the comparable period of 2019. If the exchange rates in effect as of September 25, 2020 were to prevail throughout 2020, currency exchange rates would negatively impact 2020 estimated sales by approximately 1.2% relative to our performance in 2019. In general, additional weakening of the U.S. dollar against other major currencies would positively impact our sales and results of operations on an overall basis, and any further strengthening of the U.S. dollar against other major currencies would adversely impact our sales and results of operations.

When part of Fortive, we have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in our financial statements.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables from customers and franchisees. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. We perform credit evaluations of our customers’ financial conditions and also obtain collateral or other security as appropriate. Notwithstanding these efforts, the current distress in the global economy resulting from COVID-19 may increase the difficulty in collecting receivables.

The assumptions used in evaluating our exposure to credit losses associated with our financing receivables portfolio involve estimates and significant judgment. Holding other estimates constant, a 10% increase or decrease in the expected loss rate on the consumer portfolio would have resulted in a change in the allowance for credit losses of approximately $4 million as of December 31, 2019 and $6 million as of September 25, 2020.

No customer accounted for more than 10% of combined sales during all periods presented.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to “Risk Factors.”

Liquidity and Capital Resources

When part of Fortive, we were dependent upon Fortive for all our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of our operations. Financial transactions relating to us are accounted for through our Net Parent investment account. Accordingly, none of Fortive’s cash, cash equivalents or debt at the Fortive corporate level has been assigned to us in the accompanying financial statements.

As a result of the separation, the Company no longer participates in Fortive’s cash management and financing operations. Management assesses our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. We generate substantial cash from operating activities and expect that our operating cash flow and other sources of liquidity, including our Credit Facilities, will be sufficient to allow us to manage our capital structure over the next twelve months and continue to invest in existing businesses and consummating strategic acquisitions.

In September 2020, the Company completed the following financing transactions:

•

Entered into a credit agreement with a syndicate of banks providing for a three-year $800.0 million senior unsecured delayed draw term loan and a two-year $1.0 billion senior unsecured delayed draw term loan (together, the “Term Loans”). The Company borrowed $800.0 million and $1.0 billion of loans under the three-year term loan and two-year term loan, respectively.

•

Entered into a three-year $750.0 million senior unsecured revolving credit facility that expires on September 28, 2023 (together with the Term Loans, the “Credit Facilities”). The Company has not borrowed any amounts under the revolving credit facility as of December 22, 2020.

As of the date of separation, Vontier had $289.5 million in cash. The primary source of the cash on hand as of the date of separation was due to a transfer from Fortive as part of the separation agreement. Under the terms of the separation agreement, we repaid $86.1 million to Fortive in December 2020.

Refer to Note 13 of the Unaudited Combined Condensed Interim Financial Statements for more information related to the Credit Facilities.

Overview of Cash Flows and Liquidity

Following is an overview of our cash flows and liquidity:

	Nine Months Ended		Year Ended December 31,
($ in millions)	September 25, 2020	September 27, 2019	2019	2018	2017
Net cash provided by operating activities	$480.6	$322.3	$545.2	$421.0	$363.8

Cash paid for acquisitions and equity investments, net of cash received	$(9.5)	$(4.1)	$(2.4)	$(80.8)	$(190.4)
Payments for additions to property, plant and equipment	(27.3)	(27.0)	(38.0)	(42.4)	(68.4)
Proceeds from sale of property	0.5	—	0.1	0.6	0.5

Net cash used in investing activities	$(36.3)	$(31.1)	$(40.3)	$(122.6)	$(258.3)

Net transfers to Parent	(23.4)	$(0.3)	$(299.4)	$(311.9)	$(117.1)
Net proceeds from (repayments of) related-party borrowings	(3.5)	3.6	(190.5)	16.3	(5.3)
Net proceeds from (repayments of) short-term borrowings	(419.9)	(284.7)	(2.5)	8.8	8.7
Other financing activity	(0.7)	(5.4)	(7.4)	(3.7)	(1.1)

Net cash used in financing activities	$(447.5)	$(286.8)	$(499.8)	$(290.5)	$(114.8)

Comparison of Cash Flows for the Nine-Month Periods Ended September 25, 2020 and September 27, 2019

Cash flows from operating activities can fluctuate significantly from period-to-period as working capital needs and the timing of payments for income taxes, various employee liabilities, restructuring activities, and other items impact reported cash flows.

Cash flows from operating activities were $480.6 million during the nine months ended September 25, 2020, an increase of $158.3 million, as compared to the comparable period in 2019. The year-over-year change in operating cash flows was primarily attributable to the following factors:

•

2020 operating cash flows were impacted by lower net earnings for the first nine months of 2020 as compared to the comparable period in 2019. Net earnings for the nine months ended September 25, 2020 were impacted by a year-over-year decrease in operating profits of $109.9 million. The year-over-year decrease in operating profit was impacted by the non-cash goodwill impairment charge of $85.3 million as well as an increase in stock-based compensation expense of $5.9 million. The goodwill impairment charge and stock-based compensation expense are non-cash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of accounts receivable, long-term financing receivables, inventories, and trade accounts payable provided $95.5 million of operating cash flows during the first nine months of 2020 compared to using $22.4 million in the comparable period of 2019. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories and trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by decreasing the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are non-cash transactions.

•

The aggregate of prepaid expenses and other assets and accrued expenses and other liabilities provided $27.9 million of operating cash flows during the first nine months of 2020 as compared to using $36.4 million in the comparable period of 2019. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Fortive.

Net cash used in investing activities increased by $5.2 million during the nine months ended September 25, 2020 as compared to the comparable period in 2019 due to an increase in cash paid for equity investments.

Net cash used in financing activities increased by $160.7 million during the nine months ended September 25, 2020 as compared to the comparable period in 2019 primarily due to an increase in Net Transfers to Fortive of $135.2 million as well as an increase of $23.1 million for repayments of related-party borrowings with Fortive.

Comparison of Cash Flows for the Years Ended December 31, 2019 and December 31, 2018

Operating cash flows increased by $124.2 million during 2019 as compared to 2018.

•

2019 operating cash flows benefited from higher net earnings that were driven by higher operating profit. Depreciation decreased by $3.1 million and amortization increased by $1.2 million in 2019 compared to 2018. Depreciation and amortization are non-cash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of Accounts receivable, Long-term financing receivables, Inventories, and Trade accounts payable provided $50.0 million of operating cash flows during 2019 compared to using $106.3 million of cash during 2018. The amount of cash flow generated from or used by the aggregate of Accounts receivable, Inventories and Trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are non-cash transactions.

•

The aggregate of Prepaid expenses and other assets and Accrued expenses and other liabilities used $51.8 million of operating cash flows in 2019 as compared to providing $35.6 million of operating cash flows in 2018. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $82.3 million during 2019 as compared to 2018 due to businesses acquired in 2018 and a year-over-year decrease in capital expenditures.

Net cash used in financing activities increased by $209.3 million during 2019 as compared to 2018, due to cash settlements of related-party loans payable in 2019.

Comparison of Cash Flows for the Years Ended December 31, 2018 and December 31, 2017

Operating cash flows increased by $57.2 million during 2018 as compared to 2017.

•

2018 operating cash flows benefited from higher net earnings, including the impact of a decrease in the effective income tax rate, which was partially offset by the impact of the 2017 non-cash acquisition-related gain of $15.3 million and higher year-over-year depreciation and amortization of $20.3 million largely attributable to recently acquired businesses. Depreciation and amortization are non-cash expenses that decrease earnings without a corresponding impact to operating cash flows.

•

The aggregate of Accounts receivable, Long-term financing receivables, Inventories, and Trade accounts payable used $106.3 million of operating cash flows during 2018 compared to using $32.8 million of cash during 2017. The amount of cash flow generated from or used by the aggregate of Accounts receivable, Inventories and Trade accounts payable depends upon how effectively we manage the cash conversion cycle and can be significantly impacted by the timing of collections and payments in a period. Additionally, when we originate certain financing receivables, we assume the financing receivable by crediting the franchisee’s trade accounts receivable. As a result, originations of certain financing receivables are non-cash transactions.

•

The aggregate of Prepaid expenses and other assets and Accrued expenses and other liabilities provided $35.6 million of operating cash flows in 2018 as compared to using $30.0 million of operating cash flows in 2017. This difference is due primarily to the timing of prepaid and accrued expenses and tax-related amounts deemed to be immediately settled with Parent.

Net cash used in investing activities decreased by $135.7 million during 2018 as compared to 2017 due to less cash paid for acquisitions and decreases in capital expenditures.

Net cash used in financing activities increased by $175.7 million during 2018 as compared to 2017, as more cash was transferred to Fortive due to decreases in investing cash outflows.

Contractual Obligations

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of our contractual obligations as of December 31, 2019 under (1) purchase obligations, (2) operating lease obligations, and (3) other long-term liabilities reflected on the balance sheet under GAAP. There were no material changes in our contractual obligations during the nine-month period ended September 25, 2020. Refer to the “Recent Events” section above for details regarding the Credit Agreement entered into on September 29, 2020. The table below does not include debt outstanding under our Credit Facilities.

($ in millions)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual obligations(a):
Purchase obligations(b)	$130.8	$118.3	$12.5	$—	$—
Operating lease obligations(c)	44.9	13.7	13.7	5.7	11.8
Other long-term liabilities reflected on the balance sheet under GAAP(d)	295.5	—	46.0	24.4	225.1

Total	$471.2	$132.0	$72.2	$30.1	$236.9

(a)	All Related-party Borrowings were settled prior to the distribution, and as such, are excluded from this table.
(b)

Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

(c)	Includes future lease payments for operating leases having initial noncancelable lease terms in excess of one year.
(d)

Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, litigation claims, postretirement benefits, pension benefit obligations, net tax liabilities and deferred compensation obligations. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these arrangements and is largely based upon historical experience.

Off-Balance Sheet Arrangements

In the normal course of business, we periodically enter into agreements that require us to indemnify customers, suppliers or other business partners for specific risks, such as claims for injury or property damage arising out of the use of our products or claims alleging that our products infringe third party intellectual property. Historically, we have not experienced significant losses on these types of indemnification obligations.

Guarantees consist of outstanding standby letters of credit, bank guarantees, and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties and governmental entities to secure the Company’s obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, it would not have a material effect on our financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes. Following the distribution, the unconditional guarantees provided by our subsidiaries were terminated.

The following table sets forth, by period due or year of expected expiration, as applicable, a summary of off-balance sheet commitments as of December 31, 2019. There were no material changes in our off-balance sheet commitments during the nine-month period ended September 25, 2020. Upon the distribution on October 9, 2020, the $1.4 billion related to unconditional guarantees provided by our subsidiaries were terminated.

	Amount of Commitment Expiration per Period
($ in millions)	Total	Less Than One Year	1-3 Years	4-5 Years	More Than 5 Years
Guarantees	$1,474.2	$6.9	$1,447.1	$7.8	$12.4

Other Off-Balance Sheet Arrangements

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as claims for damages arising out of the use of products or relating to intellectual property matters, commercial disputes, environmental matters or tax matters. We have not included any such items in the contractual obligations table above because they relate to unknown conditions and we cannot reasonably estimate the potential liabilities from such matters; but we do not expect that any such liability will have a material effect on our financial statements.

Legal Proceedings

Refer to Note 15 in the accompanying audited combined financial statements and Note 8 in the accompanying unaudited combined condensed financial statements for information regarding legal proceedings and contingencies. For a discussion of risks related to legal proceedings and contingencies, refer to the section entitled “Risk Factors” above.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based upon our audited combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our combined financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to the accompanying combined financial statements.

Accounts and Financing Receivables: On January 1, 2020, we adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Concurrent with our adoption of ASU 2016-13, we updated our methodology for estimating the allowance for credit losses as provided below:

We maintain allowances for credit losses to reflect expected credit losses inherent in our portfolio of receivables. Determination of the allowances requires us to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances and, therefore, net earnings. The allowances for credit losses represent management’s best estimate of the credit losses expected from our trade accounts and financing receivable portfolios over the remaining contractual life. We pool assets with similar risk characteristics for this measurement based on attributes that may include asset type, duration, and/or credit risk rating. The future expected losses of each pool are estimated based on numerous quantitative and qualitative factors reflecting management’s estimate of collectability over the remaining contractual life of the pooled assets, including;

•	portfolio duration;

•	historical, current, and forecasted future loss experience by asset type;

•	historical, current, and forecasted delinquency and write-off trends;

•	historical, current, and forecasted economic conditions; and

•	historical, current, and forecasted credit risk.

Expected credit losses of the financing receivables originated during the nine months ended September 25, 2020, as well as changes to expected credit losses during the same period, are recognized in earnings.

We regularly perform detailed reviews of our accounts receivable and financing receivables portfolios to determine if changes in the aforementioned qualitative and quantitative factors have impacted the adequacy of the allowances.

Recent deterioration in overall global economic conditions and worldwide capital markets as a result of the COVID-19 pandemic may negatively impact our customers’ ability to pay and, as a result, may increase the difficulty in collecting trade accounts and financing receivables. We did not realize notable increases in loss rates and delinquencies during the nine months ended September 25, 2020, and given the nature of our portfolio of receivables, our historical experience during times of challenging economic conditions, and our forecasted future impact of COVID-19 on our customers’ ability to pay, we did not record material provisions for credit losses as a result of the COVID-19 pandemic during the nine months ended September 25, 2020. If the financial condition of our customers were to deteriorate beyond our current estimates, resulting in an impairment of their ability to make payments, we would be required to write-off additional receivable balances, which would adversely impact our net earnings and financial condition.

Prior to the adoption of ASU No. 2016-13, the level of the allowances was based on many quantitative and qualitative factors including historical loss experience by receivable type, portfolio duration, delinquency trends, economic conditions and credit risk quality.

Inventories: We record inventory at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We estimate the net realizable value of inventory based on assumptions of future demand and related pricing. Estimating the net realizable value of inventory is inherently uncertain because levels of demand, technological advances and pricing competition in many of our markets can fluctuate significantly from period to period due to circumstances beyond our control. If actual market conditions are less favorable than those projected, we could be required to reduce the value of our inventory, which would adversely impact our financial statements. Refer to Note 4 to the accompanying audited combined financial statements.

Acquired Intangibles: Our business acquisitions typically result in the recognition of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges we may incur. Refer to Notes 2, 3, and 7 to the accompanying audited combined financial statements for a description of our policies relating to goodwill, acquired intangibles and acquisitions.

In performing our goodwill impairment testing, we estimate the fair value of our reporting units primarily using a market-based approach. We estimate fair value based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market-based approach, we make judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data, as well as judgments about the comparability of the market proxies selected. In certain circumstances we also evaluate other factors, including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions and financial and operating performance, in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. There are inherent uncertainties related to these assumptions and management’s judgment in applying them to the analysis of goodwill impairment.

In 2019, we had five reporting units for goodwill impairment testing. Reporting units resulting from recent acquisitions generally present the highest risk of impairment. We believe the impairment risk associated with these reporting units generally decreases as we integrate these businesses and better position them for potential future earnings growth. The carrying value of the goodwill included in each individual reporting unit ranges from $15.2 million to approximately $742.0 million. Our annual goodwill impairment analysis in 2019 indicated that, in all instances, the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge.

The excess of the estimated fair value over carrying value for each of our reporting units (expressed as a percentage of carrying value for the respective reporting unit) as of the annual testing date ranged from approximately 5.0% to approximately 1,300%.

In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value for each of our reporting units (expressed as a percentage of carrying value for the respective reporting unit) ranged from approximately (5.0)% to approximately 1,200%. We evaluated other factors relating to the hypothetical fair value of the reporting unit that was below the carrying value, including results of the estimated fair value using an income approach, market positions of the businesses, comparability of market sales transactions and financial and operating performance, and concluded no impairment charge was required.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We also test intangible assets with indefinite lives at least annually for impairment. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions and discount rates related to these assets.

If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would need to be taken against net earnings which would adversely affect our financial statements.

In connection with management’s updated forecast for the Telematics business that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, management determined the change in forecast indicated the related carrying value of goodwill may not be recoverable and performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020. This analysis resulted in an impairment of $85.3 million. Refer to Note 3 in the unaudited combined condensed financial statements for information regarding management’s assumptions used in determining the fair value of the reporting unit.

Contingent Liabilities: As discussed in Note 15 to the accompanying audited combined financial statements, we are, from time to time, subject to a variety of litigation and similar contingent liabilities incidental to our business (or the business operations of previously owned entities). We recognize a liability for any contingency that is known or probable of occurrence and reasonably estimable. These assessments require judgments concerning matters such as litigation developments and outcomes, the anticipated outcome of negotiations, the number of future claims and the cost of both pending and future claims. In addition, because most contingencies are resolved over long periods of time, liabilities may change in the future due to various factors, including those discussed in Note 15 to the accompanying audited combined financial statements. If the reserves established with respect to these contingent liabilities are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our financial statements.

Revenue Recognition: We derive revenues from the sale of products and services. On January 1, 2018, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. Refer to Note 11 to the accompanying audited combined financial statements for additional information on our adoption of this ASU. If our judgments regarding revenue recognition prove incorrect, our reported revenues in particular periods may be adversely affected. Historically, our estimates of revenue have been materially correct.

Stock-Based Compensation: For a description of our stock-based compensation accounting practices refer to Note 16 to the accompanying audited combined financial statements. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require subjective assumptions, including the expected life of the awards, stock price volatility, and expected forfeiture rate. The assumptions used in calculating the fair value of stock-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If actual results are not consistent with our assumptions and estimates, our equity-based compensation expense could be materially different in the future.

Pensions: For a description of our pension accounting practices refer to Note 10 to the accompanying audited combined financial statements. Certain of our employees participate in noncontributory defined benefit pension plans. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, mortality rates and other factors. If the assumptions used in calculating pension and other post-retirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators or other factors), our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans during 2019 would have an insignificant effect to the amounts recorded in the financial statements as of December 31, 2019.

Our plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets and ranged from 2.75% to 6.00%. If the expected long-term rate of return on plan assets during 2019 was reduced by 50 basis points, the impact to pension expense in 2019 would be insignificant.

Income Taxes: For a description of our income tax accounting policies refer to Note 2 and Note 12 in the accompanying audited combined financial statements.

Our domestic and foreign operating results were included in the income tax returns of Parent. We account for income taxes under the separate return method. Under this approach, we determine our deferred tax assets and liabilities and related tax expense as if we were filing separate tax returns. The accompanying Combined Balance Sheets do not contain current taxes payable or other long-term taxes payable liabilities, with the exception of certain unrecognized tax benefits which will remain with us, as such amounts are deemed settled with Fortive when due and therefore are included in Parent’s equity. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected in our Combined Statements of Earnings. We establish valuation allowances for our deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

We provide for unrecognized tax benefits when, based upon the technical merits, it is “more-likely-than-not” that an uncertain tax position will not be sustained upon examination. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. We will retain certain tax liabilities associated with our separate tax return filings. Tax liabilities shown on returns that include both Fortive and our businesses, which will cover periods before the Distribution, will remain with Fortive.

Corporate Allocations: We have historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to us and are reflected as expenses in the accompanying audited combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to us for purposes of the carved-out financial statements; however, the expenses reflected in these financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if we had operated as a separate stand-alone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future by us. Refer to Note 19 to the accompanying audited combined financial statements for a description of our corporate allocations and related party transactions.

New Accounting Standards

For a discussion of new accounting standards relevant to us, refer to Note 2 in the accompanying unaudited combined condensed financial statements.

BUSINESS

Our Company

We are a global industrial technology company that focuses on critical technical equipment, components, software and services for manufacturing, repair and servicing in the mobility infrastructure industry worldwide. We supply a wide range of solutions, spanning advanced environmental sensors, fueling equipment, field payment hardware, remote management and workflow software, vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. We market our products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis. Our research and development, manufacturing, sales, distribution, service and administration operations are located in more than 30 countries across North America, Asia Pacific, Europe and Latin America.

We strive to create stockholder value through strong earnings growth, driven by continuous improvement in the operating performance of our existing business and acquisitions of other businesses that accelerate our strategy while expanding our portfolio into new and attractive markets.

To accomplish these goals, we use a set of growth, lean and leadership tools and processes, which is known as the Vontier Business System (“VBS”) and is derived from the Fortive Business System (“FBS”). The VBS is designed to continuously improve business performance in the critical areas of quality, delivery, cost, growth and innovation. Our operating companies utilize the Vontier Business System to develop improvement initiatives in the areas of product development and commercialization of new products and solutions as well as improvements in sales and marketing, supply chain and manufacturing efficiency. All of our efforts are focused on accelerating our competitive advantages in the markets we serve.

In the mobility technologies market, we are a leading global provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management (“telematics”), and traffic management, with products marketed under the Gilbarco, Veeder-Root, Orpak, Teletrac Navman and GTT brands. We market our products and services globally with approximately $500 million of our 2019 sales coming from high-growth markets. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific (with the exception of Japan and Australia). We serve our major markets with local manufacturing, sales, and service capabilities that offer tailored solutions for local customers based on their unique needs. With research and development for our mobility technologies products supporting our local presence in global markets, we deliver innovative solutions to customers around the world.

Through our Gilbarco, Veeder-Root and Orpak businesses, we serve owners and operators of over 260,000 retail fuel stations and convenience stores globally. We market a suite of products, software and services to improve safety, environmental compliance and efficiency across our customers’ forecourts, stores and fuel supply chains. We have a large installed customer base with approximately 650,000 pay-at-pump devices and approximately 69,000 convenience stores utilizing our point-of-sale technology globally. We believe our substantial scale and sophisticated technology offerings strategically position us to capitalize on key market trends, including increasing vehicle ownership and infrastructure buildout, particularly in high-growth markets where we believe we have significant opportunities to expand our customer base.

Our telematics solutions are delivered as SaaS to commercial and government fleet operators to provide visibility into vehicle location, fuel usage, speed, mileage and other insights into their mobile workforce in order to improve safety and productivity. We believe that our differentiated technology and software solutions are positioned to benefit from increasing regulations worldwide governing driver safety, hours of service and recording and monitoring requirements. As of December 31, 2019, our telematics business had deployed solutions in over 480,000 vehicles worldwide.

Our smart city solutions focus on improving safety, travel times, fuel costs and on-time performance of public transit and emergency vehicles. Our solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. We believe our smart city solutions help make cities safer and more livable by improving response times of emergency service vehicles and the efficiency of public transport.

We also deliver a broad set of vehicle repair tools and equipment for professional mechanics and technicians under the Matco, Ammco and Coats brands. Matco markets its products and services to automotive dealers, repair shops and fleet maintenance facilities through a network of over 1,800 franchised mobile distributors. Franchisees purchase vehicle repair tools, equipment and services from us and resell to end customers directly. In 2019, our Matco franchisees served over 140,000 automotive repair shops and over 600,000 technicians. To complement our offering of Matco vehicle repair tools, we have developed a SaaS suite of diagnostic tools and software to enhance repair shop workflow and strengthen relationships with our customers. We also generate sales from initial and recurring franchise fees as well as various financing programs that include installment sales and lease contracts to franchisees. We believe that Matco’s integrated workflow and diagnostic solutions are well positioned to capitalize on the increasing complexity of vehicles as advanced driver-assistance systems and other vehicle automation systems become prevalent.

Through its Ammco and Coats brands, our Hennessy business produces and markets a full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights. Hennessy delivers its solutions through a strong distributor network to reach its primary customer base of tire installation and repair shops.

The chart below illustrates our 2019 sales based on end market and geography.

Sales for the Year Ended December 31, 2019
By Solution	By Geography

The chart below illustrates the total amount and percentage of total sales contributed by similar products or services accounting for 10% or more of our combined sales for the years ended December 31 ($ in millions):

	2019	2018	2017
Retail/commercial fueling	$1,904.3	$1,768.1	$1,631.8
Percentage of total	68.7%	66.3%	65.3%
Vehicle repairs	510.3	503.6	492.5
Percentage of total	18.4%	18.9%	19.7%
Other(a)	357.5	394.2	373.9
Percentage of total	12.9%	14.8%	15.0%

Total	$2,772.1	$2,665.9	$2,498.2

(a)

“Other” includes the Company’s Telematics, Smart City Solutions and Wheel Service Equipment products, each of which represents a single class of similar products or services that accounted for less than 10% of the Company’s combined revenue in each of the last three fiscal years.

Mobility Technologies Products

Through our mobility technologies products, we are a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management. Our mobility technologies products are comprised of:

•

Retail/Commercial Fueling: Our retail/commercial petroleum products include environmental monitoring and leak detection systems; vapor recovery equipment; fuel dispenser systems for petroleum and compressed natural gas; high-speed chargers for EVs; point-of-sale and secure and automated electronic payment technologies for retail petroleum stations; submersible turbine pumps; and remote monitoring and outsourced fuel management SaaS offerings, including compliance services, fuel system maintenance, fleet management software solutions, and inventory planning and supply chain support. Typical users of these products include independent and company-owned retail petroleum stations, high-volume retailers, convenience stores and commercial vehicle fleets. Our retail/commercial petroleum products are marketed under a variety of brands, including ANGI, Gilbarco, Orpak, Red Jacket and Veeder-Root.

•

Telematics: Our telematics products include vehicle tracking and fleet management hardware and software solutions offered as SaaS that fleet managers use to position and dispatch vehicles, manage fuel consumption and promote vehicle and driver safety, compliance, operating efficiency and productivity. Typical users of these solutions span large and small fleet owners in a variety of industries and include businesses and other organizations that manage vehicle fleets. Our telematics products are marketed under a variety of brands, including Teletrac Navman.

•

Smart City: Our smart city solutions focus on improving public transportation travel times, fuel costs and on-time performance. Solutions connect and communicate with intersections, vehicles and emergency/transit operating systems to monitor, assess and take real-time action to change traffic flow so that emergency and transit vehicles get to their destinations as quickly and safely as possible. Typical users of these solutions include public transit and emergency vehicles with applications in broader public transport. Our smart city solutions are provided under a variety of brands, including GTT and Opticom.

Customers in this line of business choose suppliers based on several factors, including product features, performance and functionality, the supplier’s geographic coverage and the other factors described under “Competition.” Sales are generally made through independent distributors and our direct sales personnel.

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Retail /Commercial Fueling	Includes monitoring and leak detection systems, fuel dispenser systems, high-speed chargers for EVs, point-of-sale and secure and automated electronic payment technologies	~$7.0	MSD
	Telematics	Includes vehicle tracking and fleet management hardware and software solutions	~$5.0	HSD
	Smart City Solutions	Includes solutions that connect and communicate with intersections, vehicles and emergency / transit operating systems to change traffic flow	~$8.0	MSD

		Total Mobility Technologies	~$20.0	MSD

*	Based on 2019 industry sales and management estimates.
**	Based on the compound annual growth rates of large industry companies

Diagnostics and Repair Technologies Products

Our products consist of:

•

Vehicle Repairs: We manufacture and distribute vehicle repair tools, toolboxes and automotive diagnostic equipment and software through our network of franchised mobile distributors, who sell primarily to professional mechanics under the Matco brand.

•

Wheel-Service Equipment: We produce a full line of wheel-service equipment for automotive tire installation and repair shops, including brake lathes, tire changers, wheel balancers and wheel weights sold through direct sales personnel and independent distributors and distributed under various brands including the Ammco and Coats brands.

Customers in the line of business choose suppliers based on several factors, including relevant innovative features, convenience and the other factors described under “Competition.”

Market	Product Category	Description	Est. Market Size ($, bn)*	Est. Growth**
	Vehicle Repairs	Includes vehicle repair tools, toolboxes and automotive diagnostic equipment and software	~$6.0	LSD
	Wheel-Service Equipment	Includes full line of wheel-service equipment including brake lathes, tire changers, wheel balancers and wheel weights	~$1.0	LSD

		Total Diagnostics and Repair Technologies	~$7.0	LSD

*	Based on 2019 industry sales and management estimates
**	Based on the compound annual growth rates of large industry companies

Industry Overview

Mobility Infrastructure

The mobility infrastructure industry is broad and rapidly changing with the adoption of new technologies like autonomous driving, electric powertrains, mobile data connectivity and the development and evolution of smart cities, among other factors. We focus on niche, high-growth segments of the mobility infrastructure market with our unique portfolio of leading brands. Based on management’s estimates, the market size for mobility technologies is approximately $20.0 billion in annual sales and is expected to grow mid-single digits in 2020.

Based on management’s estimates, the market size for diagnostics and repair technologies is approximately $7.0 billion in annual sales and is expected to grow low-single digits in 2020. Growth in our industry is driven by a broad array of factors, including global GDP, the size of the global car parc, and environmental, safety, payment regulation and vehicle complexity, among other factors.

Key Trends and Industry Drivers

We believe we are well positioned to take advantage of various key market trends in our industry:

•	Increasing vehicle ownership and infrastructure development in high-growth markets create attractive long-term tailwinds for our business

•	Global population growth and increased urbanization create infrastructure challenges that our product portfolio helps to address through telematics and our smart city solutions

•	Rising vehicle complexity and a shortage of qualified technicians are increasing the need for innovative diagnostic, calibration and repair solutions for automotive workshops and repair centers

•	Increasing regulation regarding enhanced payment security requirements

•	Enhanced focus on clean, efficient energy solutions driven by regulation regarding carbon dioxide emissions, improved technology and increasingly affordable alternatives

•

Increasing need for connected vehicle solutions globally and driver safety regulation is highlighting the need for recording, monitoring and the adoption of fleet management and telematics related solutions

•	Growing penetration of electric vehicles is creating emerging opportunities across the “mobility infrastructure industry”

Our Competitive Strengths

We believe we have significant competitive strengths driven by our unique culture and our leading global positions across key market segments. Some of our key competitive advantages are:

•

Strategically Positioned with Leading Brands in Attractive Markets. Many of our operating companies have been leaders in their respective markets for decades and we believe have built brand recognition and share positions that exceed many of their competitors. Gilbarco is a global brand recognized for its breadth of technology and ability to serve customers around the world. Veeder-Root is an established brand with over a one hundred fifty-year history that is well-known for deep environmental monitoring expertise and strength of technology. Our Matco brand is well recognized by customers for high quality and superior customer satisfaction delivered through a strongly committed franchise network. Hennessy, through its Coats branded tire changer, brake lathe and wheel balancing machines, is a leading wheel-service manufacturer. Teletrac and Navman are leading fleet management brands in several U.S. and international markets.

•

Global Presence and Reach. We operate globally, with diverse sales channels, manufacturing operations and product development that enable us to competitively address local requirements. We have experienced management teams located in key markets around the world, providing a strong local presence in high-growth markets.

•

Investment in EV Technology. We believe we are well positioned to leverage the growing EV market with our minority investments in Tritium and Driivz. Tritium is a technology leader in high-speed charging for EVs and has a global footprint, with installations in 30 countries, and is a leader in the European market with approximately 2,700 high-speed chargers deployed globally. Tritium’s leading technology combined with our global footprint allows for us to leverage our global sales and service network to accelerate penetration of this fast growing market as EVs become a growing part of the global car parc. Driivz is an intelligent cloud-based software platform supporting EV service providers with operations management, energy optimization, billing and roaming capabilities, as well as driver self-service apps. The Tel Aviv, Israel-based company offers solutions currently used by more than 500,000 drivers and supporting over 130 types of charging stations.

•

A Strong Position in Connected and Integrated Workflow Solutions. With Veeder-Root’s Insite360 SaaS offerings, we believe we have a long runway of opportunities for a data analytics business on the forecourt, in-store and in fuel supply chain. We have a range of premier applications and unique “single pane of glass” offerings to connect the applications. In our Matco business, our growing line of diagnostic solutions is enhancing shop workflow with point of use information and repair services and strengthening our relationships and branding in the workshop.

•

Attractive Margins and Strong Cash Flow Generation. Our business benefits from attractive margins and a track record of strong cash flow generation. We have a strong base of recurring sales, representing approximately mid-20% of our sales in 2019, to mitigate volatility and cyclicality across our business portfolio and over the past three years through 2019, consistently realized income profit margins of over 14%. Our cash flow generation is enhanced by low capital requirements, with capital expenditures averaging approximately 2% of sales over those three years. Our stable free cash flows will enable us to deploy capital to fund strategic initiatives, organic growth opportunities and acquisitions.

•

Vontier Business System. Our operating businesses within our business portfolio have leveraged the fundamental FBS tools and have driven results through FBS for decades. We believe that our ability to continually improve quality, delivery, cost, growth and innovation through our Vontier Business System will improve customer satisfaction and accelerate significant competitive advantage.

Our Business Strategy

Our strategy is to maximize stockholder value through several key initiatives:

•

Build Competitive Advantage Through Innovation That Our Customers Value In the markets we serve, we strive to drive organic growth by prioritizing the voice of our customers in everything we do. Over time, our focus on customers’ needs has enabled us to innovate effectively in markets where competitive leadership can be attained and, over long periods, sustained. Innovation and product vitality are key factors in maintaining our market leadership positions. In many end markets, we are among the leaders in the evolution of solutions to more software-driven products and business models, where our long history of reliability and strong brands position our product and service offerings at the key points of customer workflows.

•

Leverage and Expand Our Global Business Presence. Approximately 35% of our sales were generated outside the U.S. in 2019, and we have significant operations around the world in key geographic markets. This reach has facilitated our entry into new markets, as we have been able to harness existing sales channels and capitalize on our familiarity with local customer needs and regulations and the experience of our locally-based management resources. We have increased revenues generated in high-growth markets from approximately 14% in 2016 to approximately 18% in 2019, and we expect to continue to prioritize development of localized solutions for high-growth markets around the world, with strong local manufacturing and product development capabilities. We also intend to continue to pursue acquisitions of, and investments in, businesses that complement our strategy in specific markets or regions.

•

Attract and Retain Talented Employees. We believe that our team of talented employees, united by a common culture in pursuit of continuous improvement, provides us a significant competitive advantage. We seek to continue to attract, develop and retain world-class leaders and employees globally and to drive their engagement with our customer-centric approach. We will continue to closely align individual incentives to our and our stockholders’ objectives.

•	Drive Continuous Improvement Through Application of Our Vontier Business System. All of our operations and employees use our business system founded on FBS to drive continuous improvement,

measured by metrics such as quality, delivery, cost, growth and innovation. Through consistent application of business system tools and principles, we have been able to drive strong customer satisfaction and profitability in product and service lines that have been in our business portfolio for years while also driving significant improvement in growth and operating margins in product and service lines that we acquire. Our business system extends well beyond lean concepts, to include methods for driving growth and innovation demanded in our markets.

•

Redeploy Our Free Cash Flow to Grow and Improve Our Business Portfolio. We intend to continue to re-invest the substantial free cash flow generated by our existing business portfolio to drive innovation for organic growth and to acquire businesses that fit strategically or extend our business portfolio into new and attractive markets. We believe that we have developed considerable skill in identifying, acquiring and integrating new businesses. Our track record of disciplined success in targeting and effectively integrating acquisitions is an important aspect of our growth strategy.

Research and Development

We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of our existing products and expanding the applications for which uses of our products are appropriate. Research and development costs are expensed as incurred.

Manufacturing and Service Capabilities

We currently operate 20 manufacturing and 10 service facilities across 14 countries worldwide. Our facilities are strategically located near our customers to in order to provide tailored solutions for local customers based on their unique needs.

Materials

Our manufacturing operations employ a wide variety of raw materials, including electronic components, steel, plastics and other petroleum-based products, cast iron, aluminum and copper. Prices of oil and gas affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. No single supplier is material, although for some components that require particular specifications or qualifications there may be a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials and qualification of multiple supply sources.

During 2019, we had no raw material shortages that had a material effect on our business. For a further discussion of risks related to the materials and components required for our operations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Intellectual Property

We own numerous patents, trademarks, copyrights and trade secrets and licenses to intellectual property owned by others. Although in aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to our business as a whole. From time to time we engage in litigation to protect, defend or enforce our intellectual property rights, and may also be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property of others. For a discussion of risks related to our intellectual property, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Competition

We believe that we are a leader in many of our served markets. Although we generally operate in highly competitive markets, our competitive position cannot be determined accurately since none of our competitors offer all of the same product and service lines or serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including well-established regional competitors, competitors who are more specialized than we are in particular markets, as well as larger companies or divisions of larger companies with substantial sales, marketing, research and financial capabilities. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations and increasing consolidation in particular markets. The number of competitors varies by product and service line. Our management believes that we have a market leadership position in most of the markets we serve. Key competitive factors vary among our products and service lines but include the specific factors noted above with respect to each particular product or service line, and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings and brand name recognition. For a discussion of risks related to competition, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Seasonal Nature of Business

General economic conditions impact our business and financial results, and certain portions of our business experience seasonal and other trends related to the industries and end markets that they serve. For example, capital equipment sales are often stronger in the fourth calendar quarter and sales to OEMs are often stronger immediately preceding and following the launch of new products. However, as a whole, we are not subject to material seasonality.

Working Capital

We maintain an adequate level of working capital to support our business needs. There are no unusual industry practices or requirements relating to working capital items. In addition, our sales and payment terms are generally similar to those of our competitors.

Backlog

Backlog includes unfulfilled orders and the annual average contract value of signed contracts for our SaaS product offerings. Backlog as of December 31, 2019 and 2018 was $387.8 million and $452.5 million, respectively. Given the relatively short delivery periods and rapid inventory turnover that are characteristic of most of our products and the shortening of product life cycles, we believe that backlog in 2019 is indicative of short-term sales performance but not necessarily a reliable indicator of medium or long-term sales performance.

Human Capital Resources

As of December 31, 2019, we employed approximately 8,400 persons, of whom approximately 3,700 were employed in the U.S. and approximately 4,700 were employed outside of the U.S. Of our U.S. employees, approximately 930 were hourly-rated, unionized employees. Outside the U.S., we have government-mandated collective bargaining arrangements and union contracts in certain countries, particularly in Europe where certain of our employees are represented by unions and/or works councils. For a discussion of risks related to employee relations, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Government Contracts

Although the substantial majority of our sales in 2019 was from customers other than governmental entities, we have agreements relating to the sale of products to government entities. As a result, we are subject to various statutes and regulations that apply to companies doing business with governments and government-owned entities. For a discussion of risks related to government contracting requirements, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Regulatory Matters

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale and distribution of our products, software and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our business must comply with. For a description of risks related to the regulations that our business is subject to, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. For a discussion of the environmental laws and regulations that our operations, products and services are subject to and other environmental contingencies, please refer to Note 15 to the audited Combined Financial Statements included in this prospectus. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, such as:

•

the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer and re-export of certain dual-use goods, technology and software (which are items that have both commercial and military or proliferation applications);

•

the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments and persons based on United States foreign policy and national security considerations; and

•	the import regulations administered by U.S. Customs and Border Protection.

Other nations’ governments have implemented similar export/import control and economic sanction regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to the section entitled “Risk Factors—General Risk Factors”

International Operations

We are a global industrial technologies company. Our products and services are available in markets worldwide, and our principal markets outside the United States are in Europe, Asia, Middle East and Latin America. We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides sales that may help offset economic trends that are specific to individual economies and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target high-growth markets.

The manner in which our products and services are sold outside the U.S. differs by end market and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the U.S., though we also sell directly from the U.S. into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors. For a discussion of risks related to our non-U.S. operations and foreign currency exchange, please refer to the section entitled “Risk Factors—Risks Related to Our Business.”

Major Customers

No customer accounted for more than 10% of combined sales in 2019, 2018 or 2017.

Properties

Our corporate headquarters are located in Raleigh, North Carolina, in a facility that we lease. As of December 31, 2019, our facilities included 133 facilities, including 34 significant facilities, which are used for manufacturing, distribution, warehousing, research and development, general administrative and/or sales functions. 13 of these significant facilities are located in the U.S. in 9 states and 21 are located outside the U.S. in 13 other countries, primarily in Asia Pacific, Europe and Latin America. These significant facilities cover approximately 3.3 million square feet, of which approximately 2.1 million square feet are owned and approximately 1.2 million square feet are leased. Particularly outside the U.S., facilities may be used for multiple purposes, such as administration, sales, manufacturing, warehousing and/or distribution.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 14 to the audited Combined Financial Statements included in this prospectus for additional information with respect to our lease commitments.

Legal Proceedings

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows. Please refer to Note 15 to the audited Combined Financial Statements in this prospectus for more information.

MANAGEMENT AND DIRECTORS

Executive Officers

The following table sets forth information, as of December 22, 2020, with respect to the individuals who serve as our executive officers, including their positions, and is followed by a biography of each such individual.

Name	Age	Position
Mark D. Morelli	56	President and Chief Executive Officer; Director Nominee
David H. Naemura	51	Senior Vice President, Chief Financial Officer and Treasurer
Kathryn K. Rowen	41	Senior Vice President and General Counsel
Andrew Nash	56	Senior Vice President, Human Resources

Mark D. Morelli has served as our President and Chief Executive Officer since January 2020 and will serve as a member of our Board of Directors commencing immediately upon completion of the distribution. Mr. Morelli previously served as President and Chief Executive Officer of Columbus McKinnon Corporation from February 2017 to January 2020 and prior to that served as President and Chief Operating Officer of Brooks Automation, Inc. from January 2012 to March 2016. Prior to serving at Brooks Automation, Inc., Mr. Morelli was the Chief Executive Officer of Energy Conversion Devices, an alternative energy company (which voluntarily filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code within one year after the date on which Mr. Morelli ceased to serve as its Chief Executive Officer). Prior to that, Mr. Morelli served in various positions with United Technologies Corporation from June 1993 to September 2007, where he progressed through product management, marketing, strategy and increasing responsibilities of general management. Mr. Morelli began his career as a U.S. Army officer and helicopter pilot, serving as a company commander of an attack helicopter unit. Mr. Morelli brings to us a track record of delivering strong operational results and driving improvements in innovation to accelerate long-term growth and has demonstrated a strategic ability to build a company for long-term success.

David H. Naemura has served as our Senior Vice President, Chief Financial Officer and Treasurer since February 2020. Mr. Naemura previously served as Chief Financial Officer of Gates Industrial Corporation from March 2015 to January 2020. Prior to his time at Gates Industrial Corporation, Mr. Naemura served as Vice President of Finance and Group Chief Financial Officer at Danaher Corporation from April 2012 to March 2015, overseeing many of the businesses within our portfolio, and previously served as Danaher Corporation’s Test & Measurement Communications Platform CFO from January 2009 to April 2012. Prior to serving at Danaher Corporation, Mr. Naemura was employed by Tektronix Corporation from August 2000 to January 2009, including during its acquisition by Danaher Corporation in 2007.

Kathryn K. Rowen has served as our Senior Vice President and General Counsel since September 2020 and prior thereto served as Vice President, Corporate Social Responsibility, Employment and Litigation of Fortive Corporation from January 2020 to August 2020. Ms. Rowen also served as Vice President, Labor & Employment and Litigation from January 2017 to January 2018 of Fortive Corporation. Prior to joining Fortive Corporation, Ms. Rowen served at Raytheon Company in legal roles of increasing responsibility from October 2011 to January 2017.

Andrew Nash has served as our Senior Vice President, Human Resources since January 2020 and prior thereto served as Vice President, Global Human Resources (Transportation Technologies & Franchise Distribution) of Fortive Corporation from August 2018 to December 2019 and as Vice President, Global Human Resources (Transportation Technologies) of Fortive Corporation from July 2016 to August 2018. Prior to his time at Fortive Corporation, Mr. Nash served at Gilbarco Inc., a subsidiary of Danaher Corporation, as Vice President, Global Human Resources from December 2009 to July 2016.

Board of Directors

The following table sets forth information, as of December 22, 2020, with respect to the individuals who serve on the Board, and is followed by a biography of each such individual.

Name	Age	Position
Mark D. Morelli	56	President and Chief Executive Officer; Director
Karen C. Francis	58	Chair; Director
Gloria R. Boyland	60	Director
Martin Gafinowitz	62	Director
Christopher J. Klein	57	Director
Andrew D. Miller	60	Director

The biography of Mark D. Morelli is set forth under the section entitled “Management–Executive Officers.”

Karen C. Francis served on the Board of Directors of Telenav, Inc. from December 2016 to November 2019. Ms. Francis served as lead independent director, chair of the Compensation Committee and a member of the Nominating and Governance Committee of Telenav, Inc. Prior to that, she served as a director of The Hanover Insurance Group, Inc. from May 2014 to May 2017 and AutoNation, Inc. from February 2016 to April 2018. In addition, Ms. Francis serves as Senior Advisor to TPG Capital and is an independent director for private equity and venture capital funded companies in Silicon Valley, including Metawave, Nauto and Wind River. Ms. Francis served as Chief Executive Officer of AcademixDirect, Inc., a technology innovator in education, from 2009 to 2014 and as its Executive Chairman from 2009 to 2017. From 2004 to 2007, Ms. Francis was Chairman and Chief Executive Officer of Publicis & Hal Riney, based in San Francisco and part of the Publicis global advertising and marketing network. From 2001 to 2002, she served as Vice President of Ford Motor Company, where she was responsible for the corporate venture capital group, as well as global e-business strategies, customer relationship management and worldwide export operations. From 1996 to 2000, Ms. Francis held several positions with General Motors, including serving as General Manager of the Oldsmobile Division. Ms. Francis brings to our Board of Directors her experience as a Chief Executive Officer, director, strategic advisor and investor with a deep knowledge of corporate governance and a strong track record of successfully building companies and businesses across multiple industries and sizes.

Gloria R. Boyland has served as a member of the Board of Chesapeake Energy Corporation (NYSE: CHK) since December 2016. Ms. Boyland serves as a member of the Audit and Nominating and Governance Committees of Chesapeake Energy Corporation. Ms. Boyland was Corporate Vice President of Operations & Service Support, responsible for leadership of operational cost reduction and process improvement initiatives, operations technology innovation, service quality improvement, customer experience, and new service offerings, at FedEx Corporation (NYSE: FDX), a $50 billion global transportation service provider, until her retirement in January 2020. Ms. Boyland joined FedEx Corporation in 2004 and was Staff Vice President, Service Experience Leadership from 2004—2015. Prior to joining FedEx, she held a broad variety of positions with increasing responsibility, including Customer Experience Management, Quality Management Systems, Business Development, Acquisition Integration, and general management. Ms. Boyland received a FedEx Corporate Five Star Award for the transformation of its Service Quality Index, which internally measures critical experience touchpoints that drive FedEx customer loyalty. Ms. Boyland currently sits on the board of the Memphis Brooks Museum and is a sponsor for Teach For America. Ms. Boyland brings to our Board of Directors significant operational and logistical experience. In addition, through her leadership role with a large, global company in the transportation industry, she has insight into the business practices that are critical to the success of Vontier.

Martin Gafinowitz has served as a member of our Board of Directors since September 2019 and was previously a Senior Vice President of Fortive Corporation from July 2016 to October 2020. Prior to July 2016, Mr. Gafinowitz served as Senior Vice President-Group Executive of Danaher from March 2014 to July 2016 after serving as Vice President-Group Executive of Danaher from 2005 to March 2014. Mr. Gafinowitz brings to our Board of Directors extensive prior experience in our businesses and our industry from his service as a Senior Vice President of Fortive and of Danaher.

Andrew D. Miller has served on the Board of Directors of iRobot Corporation since September 2016. Mr. Miller serves as chair of the Audit Committee and a member of the Nominating and Governance Committee of iRobot Corporation. Mr. Miller has also served on the Board of Directors of Verint Systems Inc., a global software and cloud provider of Actionable Intelligence solutions, since December 2019. Mr. Miller is a member of the Audit Committee of Verint Systems Inc. Mr. Miller most recently served as executive vice president and chief financial officer of PTC, a provider of software technology platforms and solutions, from early 2015 until May 2019. At PTC, he was responsible for global finance, tax and treasury, investor relations, information technology, pricing, corporate real estate, and customer administration. From 2008 to 2015, Mr. Miller served as chief financial officer of Cepheid, a high-growth molecular diagnostics company. While at Cepheid, he built world-class finance and information technology teams and a nationally recognized investor relations program. Mr. Miller has also served in financial leadership roles at Autodesk, MarketFirst Software, Cadence Design Systems, and Silicon Graphics. He is a former director of United Online. Mr. Miller brings to our Board of Directors his extensive experience in financial leadership roles, significant experience in investor relations and background in software and information technology.

Christopher J. Klein has served as a member of the Board of Thor Industries since December 2017 and is a member of its Nominating and Compensation and Developments Committees. Mr. Klein is the Executive Chairman of the Board of Fortune Brands Home & Security, Inc., a leading manufacturer of home and security products, having retired as CEO in January 2020. He joined Fortune Brands, Inc. in 2003 and held corporate strategy, business development and operational positions, and served in the role of CEO of Fortune Brands Home & Security from 2010 to January 2020, taking the company public in a spin-off in 2011. Prior to joining Fortune Brands, Inc., Mr. Klein held key strategy and operating positions at Bank One Corporation. Previously, he was a partner at McKinsey & Company, a global management consulting firm where he spent eight years in the firm’s Chicago office. Mr. Klein spent his early career in commercial banking, at both ABN / AMRO and First Chicago. Mr. Klein brings to our Board extensive public company and operational leadership experience, including management experience as chief executive officer of a public company as well as significant corporate strategy experience.

Composition of Board

Our Board consists of six members. Our amended and restated certificate of incorporation provides that our Board is divided into three classes, denominated as class I, class II and class III. Members of each class hold office for staggered three-year terms. The class I directors, whose terms will expire at the first annual meeting of our stockholders following the completion of the distribution, are Ms. Francis and Mr. Morelli. The class II directors, whose terms will expire at the second annual meeting of our stockholders following the completion of the distribution, are Messrs. Gafinowitz and Miller. The class III directors, whose terms will expire at the third annual meeting of our stockholders following the completion of the distribution, are Ms. Boyland and Mr. Klein.

Majority Voting Standard

Our amended and restated bylaws provide for majority voting in uncontested director elections, and the Board adopted a director resignation policy. Under the policy, our Board will not appoint or nominate for election to the Board any person who does not agree to tender an irrevocable resignation effective in such circumstances where the individual does not receive a majority of the votes cast in an uncontested election and such resignation is accepted by the Board. If an incumbent director is not elected by a majority of the votes cast in an uncontested election, our Nominating and Governance Committee will submit for prompt consideration by the Board a recommendation whether to accept or reject the director’s resignation. The Board would expect the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation.

At any meeting of stockholders for which the number of nominees for director standing for election at such meeting exceeds the number of directors to be elected at such meeting, the directors will be elected by a plurality of the votes cast. This means that the nominees who receive the most affirmative votes will be elected to serve as directors. In the event that a director nominee fails to receive a majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board, within its powers, may take any appropriate action, including decreasing the number of directors or filling a vacancy.

Director Independence

The Board has determined that Mses. Francis and Boyland and Messrs. Miller and Klein are independent directors under the applicable rules of the NYSE.

In evaluating the independence of Ms. Francis, the Board considered the consulting agreement between Ms. Francis and Fortive, dated as of August 7, 2020, with respect to services related to the search and screening process for future members of the Board and Ms. Francis’ recommendations to Fortive management with respect thereto. The consulting agreement provided for a payment of $100,000 to Ms. Francis for such services and was terminated prior to her appointment to the Board.

The Board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent.

Committees of the Board of Directors

Audit Committee. The members of the Audit Committee are Mr. Miller and Mses. Francis and Boyland. Mr. Miller serves as chair of the Audit Committee. The Board has determined that Mr. Miller is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, the Board has determined that Mr. Miller and Mses. Francis and Boyland are independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act. Rule 10A-3 of the Exchange Act and the NYSE rules require that our Audit Committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of our initial listing and be composed entirely of independent members within one year of the date of our initial listing. The Audit Committee typically meets in executive session, without the presence of management, at each regularly scheduled meeting, and reports to the Board on its actions and recommendations at each regularly scheduled Board meeting. The Audit Committee will meet at least quarterly and will assist the Board in:

•	assessing the qualifications and independence of our independent auditors;

•	appointing, compensating, retaining, and evaluating our independent auditors;

•	overseeing the quality and integrity of our financial statements and making a recommendation to the Board regarding the inclusion of the audited financial statements in our Annual Report on Form 10-K;

•	overseeing our internal auditing processes;

•	overseeing management’s assessment of the effectiveness of our internal control over financial reporting;

•	overseeing management’s assessment of the effectiveness of our disclosure controls and procedures;

•	overseeing risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks;

•	overseeing our risk assessment and risk management policies;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing our cybersecurity risk management and risk controls; and

•	overseeing swap and derivative transactions and related policies and procedures

Compensation and Management Development Committee. The members of the Compensation and Management Development Committee are Ms. Francis, Mr. Miller and Mr. Klein. Ms. Francis serves as the Chair of the Compensation and Management Development Committee. The Board has determined that Ms. Francis, Mr. Miller and Mr. Klein are independent, as defined by the rules of the NYSE and Section 10C(a) of the Exchange Act. In addition, we expect that Ms. Francis, Mr. Miller and Mr. Klein will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The Compensation and Management Development Committee will discharge the Board’s responsibilities relating to the compensation of our executive officers, including setting goals and objectives for, evaluating the performance of, and approving the compensation paid to, our executive officers. The Compensation and Management Development Committee is also responsible for:

•

determining and approving the form and amount of annual compensation of the CEO and our other executive officers, including evaluating the performance of, and approving the compensation paid to, our CEO and other executive officers;

•

reviewing and making recommendations to the Board with respect to the adoption, amendment and termination of all executive incentive compensation plans and all equity compensation plans, and exercising all authority with respect to the administration of such plans;

•	reviewing and making recommendations to the Board with respect to the form and amounts of director compensation;

•	overseeing and monitoring compliance by directors and executive officers with our stock ownership requirements;

•	overseeing risks associated with our compensation policies and practices; and

•	overseeing our engagement with stockholders and proxy advisory firms regarding executive compensation matters.

Nominating and Governance Committee. The members of the Nominating and Governance Committee are Ms. Boyland, Mr. Gafinowitz and Mr. Klein. Ms. Boyland serves as the Chair of the Nominating and Governance Committee. The Board has determined that Ms. Boyland is independent, as defined by the rules of the NYSE. The Nominating and Governance Committee is responsible for:

•	reviewing and making recommendations to the Board regarding the size and composition of the Board;

•	assisting the Board in identifying individuals qualified to become Board members;

•	assisting the Board in identifying characteristics, skills, and experiences for the Board with the objective of having a Board with diverse backgrounds, experiences, skills, and perspectives;

•	proposing to the Board the director nominees for election by our stockholders at each annual meeting;

•	assisting the Board in determining the independence and qualifications of the Board and Committee members and making recommendations to the Board regarding committee membership;

•	developing and making recommendations to the Board regarding a set of corporate governance guidelines and reviewing such guidelines on an annual basis;

•	overseeing compliance with the corporate governance guidelines;

•	overseeing our environmental, social and governance reporting;

•	assisting the Board and the Committees in engaging in annual self-assessment of their performance;

•	oversee the orientation process for newly elected members of the Board and continuing director education; and

•	administering our Related Person Transactions Policy.

The Board has adopted a written charter for each of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Governance Committee. These charters are posted on our website.

Compensation and Management Development Committee Interlocks and Insider Participation

During our fiscal year ended December 31, 2019, we were not a separate or independent company and did not have a Compensation and Management Development Committee or any other committee serving a similar function. Decisions as to the compensation for that fiscal year of those who serve as our executive officers were made by Fortive, as described in the section of this prospectus captioned “Executive and Director Compensation.”

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board. We expect that the Board will adopt a policy concerning the evaluation of stockholder recommendations of Board candidates by the Nominating and Governance Committee.

Corporate Governance Guidelines

The Board adopted a set of Corporate Governance Guidelines in connection with the separation to assist it in guiding our governance practices. These practices will be regularly reevaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders. These guidelines cover a number of areas, including the role of the Board of Directors, Board composition, director independence, director selection, qualification and election, director compensation, executive sessions, key Board responsibilities, CEO evaluation, succession planning, Board leadership and operations, annual Board assessments, Board committees, director orientation and continuing education, Board agenda, materials, information and presentations, director access to management and independent advisers, and Board communication with stockholders and others. A copy of our corporate governance guidelines is posted on our website.

Director Qualification Standards

Our Corporate Governance Guidelines provide that the Nominating and Governance Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of board members in the context of the makeup of the Board and developing criteria for identifying and evaluating board candidates. We believe that it is important that our directors demonstrate:

•	personal and professional integrity and character;

•	prominence and reputation in his or her profession;

•

skills, knowledge and expertise (including business or other relevant experience) that in aggregate are useful and appropriate in overseeing and providing strategic direction with respect to our business and serving the long-term interests of our stockholders;

•	the capacity and desire to represent the interests of the stockholders as a whole; and

•	availability to devote sufficient time to the affairs of Vontier.

The Nominating and Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders. Nominees may be suggested by directors, members of management, stockholders or, in some cases, by a third-party search firm. The Nominating and Governance Committee will consider a wide range of factors when assessing potential director nominees. This includes consideration of the current composition of the Board, any perceived need for one or more particular areas of expertise, the balance of management and independent directors, the need for committee-specific expertise, the evaluations of other prospective nominees and the qualifications of each potential nominee relative to the attributes, skills and experience described above. The Board does not expect to have a formal or informal policy with respect to diversity but believes that the Board, taken as a whole, should embody a diverse set of skills, knowledge, experiences and backgrounds appropriate in light of our needs, and in this regard expects to subjectively take into consideration the diversity (with respect to race, gender and national origin) of the Board when considering director nominees. The Board does not expect to make any particular weighting of diversity or any other characteristic in evaluating nominees and directors.

A stockholder who wishes to recommend a prospective nominee for the Board should notify the Secretary in writing using the procedures described under “—Corporate Governance—Stockholder Recommendations for Director Nominees” with whatever supporting material the stockholder considers appropriate. If a prospective nominee has been identified other than in connection with a director search process initiated by the Committee, the Committee will make an initial determination as to whether to conduct a full evaluation of the candidate. The Committee’s determination of whether to conduct a full evaluation will be based primarily on the Committee’s view as to whether a new or additional Board member is necessary or appropriate at such time, the likelihood that the prospective nominee can satisfy the evaluation factors described above and any other factors as the Committee may deem appropriate. The Committee will take into account whatever information is provided to the Committee with the recommendation of the prospective candidate and any additional inquiries the Committee may in its discretion conduct or have conducted with respect to such prospective nominee.

Board’s Role in Risk Oversight

Our management has day-to-day responsibility for assessing and managing our risk exposure and the Board and its committees oversee those efforts, with particular emphasis on the most significant risks facing us. Each committee will report to the full Board on a regular basis, including as appropriate with respect to the committee’s risk oversight activities.

BOARD/COMMITTEE	PRIMARY AREAS OF RISK OVERSIGHT
Full Board	Risks associated with our strategic plan, acquisition and capital allocation program, capital structure, liquidity, organizational structure and other significant risks, and overall risk assessment and risk management policies.

Audit Committee	Risks related to financial controls, legal and compliance risks and major financial, privacy, security and business continuity risks, cybersecurity risk management and risk controls.

Compensation and Management Development Committee	Risks associated with compensation policies and practices.

Nominating and Governance Committee	Risks related to corporate governance and board management.

Policies on Business Ethics

In connection with the separation, we adopted a Code of Conduct that requires all of our business activities to be conducted in compliance with applicable laws and regulations and ethical principles and values. All of our directors, officers and employees are required to read, understand and abide by the requirements of the Code of Conduct.

Our Code of Conduct is accessible on our website. Any waiver of the Code of Conduct for directors or executive officers may be made only by the Board or a committee of the Board. We will disclose any amendment to, or waiver from, a provision of the Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from the Code of Conduct for the other executive officers and for directors on the website. Our website, and the information contained therein, or connected thereto, is not incorporated by reference into this prospectus.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, our Audit Committee has adopted procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Website Disclosure

We may provide disclosure in the “Investors—Governance” section of our corporate website, www.vontier.com, of any of the following: (1) the identity of the presiding director at meetings of non-management or independent directors, or the method of selecting the presiding director if such director changes from meeting to meeting; (2) the method for interested parties to communicate directly with the Board or with individual directors or the non-management or independent directors as a group; (3) the identity of any member of our Audit Committee who also serves on the audit committees of more than three public companies and a determination by the Board that such simultaneous service will not impair the ability of such member to effectively serve on our Audit Committee; and (4) contributions by the Company to a tax exempt organization in which any non-management or independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater or $1 million or 2% of such tax exempt organization’s consolidated gross revenues. We also intend to disclose any amendment to the Code of Conduct that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Code of Conduct granted to any of our directors, principal executive officer, principal financial officer, principal accounting officer, or any other executive officer, in the “Investors—Governance” section of our corporate website, www.vontier.com, within four business days following the date of such amendment or waiver.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

For purposes of this prospectus, our executive officers whose compensation is discussed in this Compensation Discussion and Analysis and whom we refer to as our named executive officers, or “NEOs,” are:

•	Mark D. Morelli, President and Chief Executive Officer

•	David H. Naemura, Senior Vice President, Chief Financial Officer and Treasurer

•	Kathryn K. Rowen, Senior Vice President and General Counsel

•	Andrew Nash, Senior Vice President, Human Resources

•	Michael D. Beverly, former Senior Vice President and General Counsel

Mr. Morelli commenced employment with us on January 13, 2020, and Mr. Naemura commenced employment with us on February 3, 2020. Mr. Beverly has been an employee of Fortive (or its predecessors) since 2010, assumed his role with us on October 1, 2019 and retired on September 1, 2020. Mr. Nash has been an employee of Fortive (or its predecessors) since 2009 and assumed his role with us on January 2, 2020. Ms. Rowen has been an employee of Fortive since 2017 and assumed her role with us on September 1, 2020.

Immediately prior to the distribution, we were a wholly-owned subsidiary of Fortive. As a result, this Compensation Discussion and Analysis discusses Fortive’s 2019 compensation programs, subject to the letter agreements with our NEOs. Following the distribution, our Board of Directors has formed its own Compensation and Management Development Committee and it has chosen to implement different compensation programs for our executive officers, subject to their letter agreements.

Compensation Philosophy

Fortive’s compensation philosophy is aligned with building long-term stockholder value, with its executive compensation program designed to:

ATTRACT, RECRUIT & RETAIN	Recruit, retain and motivate talented, high-quality leaders with a passion for creativity, innovation, continuous improvement and customer experience

BE COMPETITIVE	Deliver a total pay opportunity that is competitive in the market

ALIGN WITH BUSINESS STRATEGY	Focus its incentive compensation programs on performance that leads to sustained stockholder value creation, consistent with its business strategy

PAY FOR PERFORMANCE	With a culture of high expectations, set, achieve and reward both short-term and long-term performance

ALIGN WITH STOCKHOLDERS	Place a strong emphasis on long-term, equity-based compensation to align interests of its executive officers with those of its stockholders

Elements of Executive Compensation

Consistent with its executive compensation philosophy, Fortive adopted a program in 2019 that emphasizes equity-based compensation with long-term vesting requirements and is dependent on long-term company performance.

Fortive believes that, while fixed compensation is important to provide a stable source of income, executive compensation should primarily be variable and at-risk, with a bias toward long-term incentive compensation in the form of equity awards. The following table sets forth the four elements of Fortive’s compensation program:

Element	Form of Compensation	Primary Objectives	Compensation Philosophy
Base Salary	Cash	• Help attract and retain executive talent. • Provide stable source of income. • Recognize day-to-day role and scope of responsibility.	• Attract, Recruit & Retain • Competitive

Annual Incentive Compensation	Cash	• Align compensation with business strategy. • Reward annual performance on key operational and financial measures. • Motivate and reward high individual performance.	• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Pay for Performance

Long-Term Incentive Compensation	Stock Options RSUs

•   Drive sustainable performance that delivers long-term value to stockholders.

•   Help retain executive talent through extended vesting schedules.

•   Align the interest of the executive with those of the stockholders.

• Attract, Recruit & Retain • Competitive • Alignment with Business Strategy • Alignment with Stockholders

Other Compensation	Employee Benefit Plans Perquisites Severance Benefits	• Provide competitive compensation at an actual cost to Fortive lower than the perceived value to the executives.	• Attract, Recruit & Retain • Competitive

In establishing the compensation for our executive officers, we have utilized broad-based compensation surveys to assess market compensation. We expect in the future to identify a peer group and consider peer group pay, alongside our pay for performance and long-term value creation objectives, in determining the compensation for our executive officers that best aligns compensation and stockholder interests.

Executive Officer Letter Agreements

Letter Agreement with Mr. Morelli

GTHM Employment Services, LLC (“GTHM”), a subsidiary of Fortive that became part of the Company in connection with the distribution, entered into a letter agreement with Mr. Morelli on November 29, 2019 providing that as of the completion of the distribution, Mr. Morelli serves as our President and Chief Executive

Officer. Prior thereto, Mr. Morelli provided services to us in furtherance of the completion of the distribution and reported to the President and Chief Executive Officer of Fortive. Pursuant to the letter agreement, Mr. Morelli’s employment is on an at-will basis and he is entitled to an annual base salary of $1,000,000 and an annual incentive target bonus of 150% of his annual base salary. In addition, Mr. Morelli received a signing cash bonus equal to $3,000,000.

Pursuant to the letter agreement, Mr. Morelli received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $6,000,000, with one-third delivered in stock options and two-thirds delivered in restricted stock units, each of which vest ratably over the first three anniversaries of the date of grant, (ii) an additional special one-time equity award with a target grant date fair value of $2,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant, and (iii) an annual equity award with a target grant date fair value of $4,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Morelli’s continued employment on each vesting date.

Such Fortive equity awards converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion. See “Treatment of Outstanding Fortive Equity Awards.”

Mr. Morelli participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and received an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Vontier has adopted its own deferred compensation program in which Mr. Morelli is eligible to participate, as more fully described below.

In addition, Mr. Morelli is eligible to participate in Vontier’s Severance and Change-in-Control Plan for Officers, and prior to the separation, was entitled to the same level of benefits provided to the President and CEO of Fortive under Fortive’s Severance and Change-in-Control Plan for Officers, in each case as more fully described below.

Letter Agreement with Mr. Naemura

GTHM entered into a letter agreement with Mr. Naemura on December 5, 2019 providing that as of the completion of the distribution, Mr. Naemura serves as our Chief Financial Officer. Prior thereto, Mr. Naemura provided services to us in furtherance of the completion of the separation and distribution and reports to Mr. Morelli. Pursuant to the letter agreement, Mr. Naemura’s employment is on an at-will basis and he is entitled to an annual base salary of $630,000 and an annual incentive target bonus of 125% of his annual base salary. In addition, Mr. Naemura received a signing cash bonus equal to $1,100,000.

Pursuant to the letter agreement, Mr. Naemura received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $5,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first three anniversaries of the date of grant, (ii) an additional special one-time equity award with a target grant date fair value of $1,000,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant, and (iii) an annual equity award with a target grant date fair value of $1,750,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Naemura’s continued employment on each vesting date.

Such Fortive equity awards converted into Vontier equity awards in a manner that is designed to substantially preserve the value of the award at the time of the conversion.

Mr. Naemura participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and received an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Vontier has adopted its own deferred compensation program in which Mr. Naemura is eligible to participate, as more fully described below.

Letter Agreement with Mr. Beverly

GTHM entered into a letter agreement with Mr. Beverly on September 16, 2019 providing that effective as of October 1, 2019, Mr. Beverly served as our Senior Vice President and General Counsel until his retirement on September 1, 2020. Pursuant to the letter agreement, Mr. Beverly’s employment was on an at-will basis and he was entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, Mr. Beverly received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant and (ii) an annual equity award with a target grant date fair value of $600,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Beverly’s continued employment on each vesting date.

Prior to his retirement, Mr. Beverly participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally.

Letter Agreement with Ms. Rowen

Vontier Employment Services LLC entered into a letter agreement with Ms. Rowen on June 17, 2020 providing that effective as of September 1, 2020, Ms. Rowen would serve as our Senior Vice President and General Counsel. Pursuant to the letter agreement, Ms. Rowen’s employment is on an at-will basis and she is entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of her annual base salary.

Pursuant to the letter agreement, Ms. Rowen received a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. Ms. Rowen will receive an annual equity award with a 2021 target grant date fair value of $600,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Ms. Rowen’s continued employment on each vesting date.

Such Fortive equity awards converted into Vontier equity awards in a manner designed to substantially preserve the value of the award at the time of the conversion.

Ms. Rowen participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and received an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Vontier has adopted its own deferred compensation program in which Ms. Rowen is eligible to participate, as more fully described below.

Letter Agreement with Mr. Nash

GTHM entered into a letter agreement with Mr. Nash on December 13, 2019 providing that effective as of January 2, 2020, Mr. Nash would serve as our Senior Vice President, Human Resources. Pursuant to the letter agreement, Mr. Nash’s employment is on an at-will basis and he is entitled to an annual base salary of $450,000 and an annual incentive target bonus of 60% of his annual base salary.

Pursuant to the letter agreement, Mr. Nash received the following Fortive equity awards in February 2020: (i) a one-time sign-on equity award with a target grant date fair value of $400,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant and (ii) an annual equity award with a target grant date fair value of $450,000, split evenly between stock options and restricted stock units, each of which vest ratably over the first five anniversaries of the date of grant. In each case, vesting is generally subject to Mr. Nash’s continued employment on each vesting date.

Fortive equity awards converted into Vontier equity awards in a manner designed to substantially preserve the value of the award at the time of the conversion.

Mr. Nash participated in Fortive’s deferred compensation program and in the employee benefit plans that are maintained for Fortive’s regular employees generally, and received an annual cash stipend of $10,000 for financial services and counseling and relocation benefits under Fortive’s relocation policy. Vontier has adopted its own deferred compensation program in which Mr. Nash is eligible to participate, as more fully described below.

Voluntary Salary Reduction

As part of the cost reduction efforts implemented in response to the COVID-19 pandemic, the executive officers of Vontier reduced their respective base salaries on a voluntary and temporary basis, with the reduction for Mr. Morelli implemented at 30% on a prorated basis and at 15% on a prorated basis for all other executive officers. The temporary reduction was terminated at the time of the separation.

Annual Incentive Awards

In order to align our executive compensation program with our business strategy, reward annual performance by our executive officers based on the achievement of key operational and financial measures, and motivate and reward high individual performance, we adopted the Vontier Corporation 2020 Executive Incentive Compensation Plan, pursuant to which we will provide annual cash bonuses to participants based on the achievement of annual performance measures relating to our business and the participant’s personal performance.

Other Compensation

Severance Benefits

Severance and Change-in-Control Plan for Officers

Prior to the distribution, Mr. Morelli was entitled to receive the same level of benefits provided to Fortive’s President and CEO under Fortive’s Severance and Change-in-Control Plan for Officers, which we refer to as the Fortive Severance Plan. The Fortive Severance Plan provides for severance benefits upon (i) a termination without cause (as defined in the Fortive Severance Plan) not preceded by a change-in-control of Fortive and (ii) a termination without cause, or good reason resignation (as defined in the Fortive Severance Plan), within 24 months following a qualified change-in-control of Fortive. The level of benefits provided under the Fortive Severance Plan depends on the participant’s job title, as more fully described below.

“Double-Trigger” Change-in-Control Severance. Because Fortive intends for the change-in-control severance benefit to ensure that eligible participants pursue transactions in the best interest of Fortive’s stockholders, the definition of “change-in-control” under the Fortive Severance Plan includes only:

•

a merger, consolidation or reorganization in which Fortive is not the surviving entity and in which the voting securities of Fortive prior to such transaction would represent 50% or less of the voting securities of the surviving entity;

•	a sale of all or substantially all of the assets of Fortive; or

•	any transaction approved by the Board of Directors of Fortive that results in any person or entity that is not an affiliate of Fortive owning 100% of Fortive’s outstanding voting securities.

If, within 24 months following a qualified change-in-control of Fortive, an eligible participant is terminated without cause, or resigns for good reason, then the following severance payment would be due:

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary and target annual incentive award	1 times base salary and target annual incentive award

Prorated Cash Annual Incentive Award	Target annual incentive award prorated for the period from the beginning of the year to the date of termination	Same as President and CEO

Equity Awards	Immediate acceleration of all unvested outstanding equity awards	Same as President and CEO

Health Benefits	24 months	12 months

280G Excise Tax	No tax gross up	No tax gross up

Termination without Cause Severance. Recognizing the increased risk of forfeiture for the equity awards held by eligible participants which vest over an extended period of time, and to ensure that eligible participants remain focused on Fortive’s business during periods of uncertainty, Fortive provides the following severance benefits under the Fortive Severance Plan upon a termination without cause (outside the context of a change-in-control):

COMPENSATION	PRESIDENT AND CEO	OTHER NEOS
Cash Severance Payment	2 times base salary	1 times base salary

Prorated Cash Annual Incentive Award	Payment based on actual performance against performance targets and prorated for the period from the beginning of the year to the date of termination.	Same as President and CEO

Prorated Equity Awards	• Based on actual performance against performance targets (if any); • Subject to original time-vesting; and • Prorated for the period from the date of grant to the date of termination.	Same as President and CEO

Health Benefits	24 months	12 months

In order to ensure that our executive officers remain focused on our business during any periods of uncertainty and are motivated to pursue transactions in the best interest of our stockholders, we adopted a Severance and Change-in-Control Plan for Officers which may provide benefits to eligible participants that are similar to the benefits provided under the Fortive Severance Plan. All of our executive officers, including Mr. Morelli, are eligible to participate in the plan. Mr. Morelli will no longer participate in the Fortive Severance Plan following the separation.

Senior Leaders Severance Pay Plan

Prior to the separation, our executive officers other than Mr. Morelli participated in Fortive’s Senior Leaders Severance Pay Plan, which we refer to as the Fortive Severance Pay Plan. Under the Fortive Severance Pay Plan, if an eligible participant is terminated due to (i) a reduction in the employer’s workforce or a plant closing, (ii) the elimination of his or her job or position, (iii) a termination of employment in connection with a sale or divestiture of the employer or any division, business unit, plan or office location of the employer or (iv) a determination in the employer’s sole judgment that he or she is unsuited for his or her position, and/or his or her performance, though well-intentioned, does not meet the employer’s standards, all of which we refer to collectively as a “termination without cause,” then, subject to his or her execution of Fortive’s standard form of release, he or she is entitled to severance equal to a minimum of three months of annual base salary plus an additional month for each year of service (provided that the three months plus all additional months may not exceed twelve months in the aggregate), which severance amount shall be paid out over the applicable severance period. In addition, the eligible participant will have the opportunity to continue coverage under specified welfare benefit plans of Fortive for the duration of the severance period at the same cost as an active employee in a position similar to that held by the eligible participant at the time of termination.

In order to ensure that our senior management members remain focused on our business during any periods of uncertainty, we adopted a Senior Leaders Severance Pay Plan which provides benefits to eligible participants that are similar to the benefits provided under the Fortive Severance Pay Plan.

Other Benefits

Our NEOs are eligible to participate in broad-based employee benefit plans which are generally available to all of our U.S. salaried employees and do not discriminate in favor of our NEOs. In addition, each of our NEOs is eligible to participate in the Vontier Corporation Executive Deferred Incentive Plan (the “Vontier EDIP”) from and after the separation date. The Vontier EDIP is a non-qualified, unfunded deferred compensation program that is available to selected members of our management. We will use the Vontier EDIP to tax-effectively contribute amounts to our executives’ retirement accounts and give our executives an opportunity to defer taxes on cash compensation and realize tax-deferred, market-based notional investment growth on their deferrals. Participants in the Vontier EDIP will not fully vest in such amounts until they have participated in the program for 15 years or have reached age 55 with at least five years of service (including, for executives who were employed by Fortive prior to the distribution, years of service with Fortive prior to the distribution).

Prior to the separation, our NEOs were eligible to participate in the Fortive Executive Deferred Incentive Plan (the “Fortive EDIP”) which provides elective deferral, matching contribution and investment opportunities that are substantially similar to those provide under the Vontier EDIP as described above.

Compensation Tables

Mr. Beverly was appointed as our Senior Vice President and General Counsel on October 1, 2019 and retired on September 1, 2020. Accordingly, the following tables include compensation information for Mr. Beverly with respect to 2019, including the portion of 2019 prior to his appointment. Mr. Morelli commenced employment with us on January 13, 2020. Mr. Naemura commenced employment with us on February 3, 2020, Ms. Rowen assumed her role with us on September 1, 2020 and Mr. Nash assumed his role with us on January 2, 2020.

Summary Compensation Table for Fiscal 2019

The Summary Compensation Table for Fiscal 2019 and accompanying footnotes show all compensation paid to or earned by Mr. Beverly with respect to 2019. All such compensation was earned under Fortive’s compensation programs and plans, subject to his letter agreement with us. Following the separation, our NEOs (other than

Mr. Beverly due to his retirement) will receive compensation and benefits under our compensation programs and plans, subject to their letter agreements with us.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)(1)	BONUS ($)(2)	STOCK AWARDS ($)(3)	OPTION AWARDS ($)(3)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(1)	DEFERRED COMPENSATION EARNINGS ($)(4)	ALL OTHER COMPENSATION ($)(5)	TOTAL ($)
Michael D. Beverly, Former Senior Vice President and General Counsel	2019	407,464	20,000	104,675	72,716	216,296	—	45,837	866,988

(1)

Includes base salary and non-equity incentive plan compensation amounts deferred into the Fortive EDIP with respect to 2019. See the “Nonqualified Deferred Compensation for Fiscal 2019” table below for more information regarding amounts that Mr. Beverly elected to defer with respect to 2019.

(2)	Represents a one-time discretionary bonus of $20,000 paid to Mr. Beverly in 2019 in connection with his contributions to certain acquisitions.
(3)

The amounts reflected in these columns represent the aggregate grant date fair value of all equity awards that we granted to Mr. Beverly during 2019, computed in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”). The amount in the “Stock Awards” column equals the aggregate grant date fair value of the restricted stock units (“RSUs”) granted to Mr. Beverly during 2019. We calculated the grant date fair value under ASC 718 based on the base number of shares of Fortive common stock underlying the RSUs times the closing price of a share of Fortive common stock on the date of grant. With respect to the stock options, we calculated the grant date fair value under ASC 718 using the Black-Scholes option pricing model, based on the following assumptions (and assuming no forfeitures): (i) a grant date of February 25, 2019, (ii) a risk-free interest rate of 2.50%, (iii) a Fortive stock price volatility rate of 19.42%, (iv) a Fortive dividend yield of 0.34% and (v) an option life of 5.5 years.

(4)	Fortive does not have a defined benefit pension plan and does not pay above market earnings on account balances under the Fortive EDIP or pursuant to any other deferred compensation arrangement.
(5)	Represents (i) employer contributions by Fortive to the Fortive 401(K) plan equal to $19,732 and (ii) employer contributions by Fortive to the Fortive EDIP equal to $26,105.

Grants of Plan-Based Awards for Fiscal 2019

The following table sets forth certain information regarding grants of plan-based awards in the form of stock options and RSUs to Mr. Beverly for 2019 under Fortive’s compensation programs and plans.

NAME	GRANT DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/Share)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Michael D. Beverly	—	Annual cash incentive compensation	103,176	206,351	412,702	—	—	—	—
	2/25/2019	Stock Option(1)	—	—	—	—	3,920	81.60	72,716
	2/25/2019	RSU(2)	—	—	—	1,295	—	—	104,675

(1)

Under the terms of the stock option award, 20% of the stock options will vest and become exercisable on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

(2)	Under the terms of the RSU award, 20% of the RSUs will vest on each of the first five anniversaries of the grant date, subject to Mr. Beverly’s continued employment on each vesting date.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of securities underlying outstanding equity awards in the form of stock options and time-based RSUs held by Mr. Beverly as of December 31, 2019.

		Option Awards					Stock Awards
NAME	OPTION GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITES OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(1)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Michael D. Beverly	2/25/19	—	3,920	(2)	81.60	2/25/29	—		—	—	—
	2/22/18	—	3,256	(2)	76.68	2/22/28	—		—	—	—
	2/23/17	—	3,216	(2)	57.26	2/23/27	—		—	—	—
	2/24/16	—	1,961	(2)	42.55	2/24/26	—		—	—	—
	2/24/15	—	731	(2)	42.47	2/24/25	—		—	—	—
	—	—	—		—	—	4,323	(3)	330,234	—	—

(1)

We calculated market value of the unvested RSUs based on the closing price of Fortive’s common stock on December 31, 2019, the last trading day of the year, as reported on the NYSE ($76.39 per share), times the number of unvested RSUs.

(2)

Under the terms of the stock option award, 20% of the options granted will vest and become exercisable on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

(3)

Includes 242 RSUs granted on 2/24/2015; 648 RSUs granted on 2/24/2016; 1,062 RSUs granted on 2/23/2017; 1,076 RSUs granted on 2/28/2018; and 1,295 RSUs granted on 2/25/2019. Under the terms of each of the RSU awards, 20% of the RSUs will vest on each of the first five anniversaries of the grant date subject to Mr. Beverly’s continued employment on each vesting date.

Option Exercises and Stock Vested During Fiscal 2019

The following table summarizes stock option exercises and the vesting of RSUs with respect to Mr. Beverly in 2019.

NAME	OPTION AWARDS		STOCK AWARDS
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)(1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)(2)
Michael D. Beverly	4,213	123,519	1,436	116,847

(1)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the difference between the exercise price and the market price of the underlying Fortive shares as reported on the NYSE at the time of exercise.

(2)

We calculated the amounts shown in this column by multiplying the number of Fortive shares acquired times the closing price of Fortive’s shares as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

Pension Benefits for Fiscal 2019

None of our NEOs, including Mr. Beverly, participated in a defined benefit pension plan during 2019.

Nonqualified Deferred Compensation for Fiscal 2019

The table below sets forth, for Mr. Beverly, information regarding participation in the Fortive EDIP with respect to 2019. There were no withdrawals by or distributions to Mr. Beverly from the Fortive EDIP in 2019.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)(1)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)(2)	AGGREGATE EARNINGS IN LAST FY ($)(3)	AGGREGATE BALANCE AT LAST FYE ($)
Michael D. Beverly	91,168	26,105	(1,295)	115,978

(1)

This column reflects the amount of base salary that Mr. Beverly deferred in 2019 under the Fortive EDIP. All such deferred base salary amounts are included as 2019 compensation under the “Salary” column in the Summary Compensation Table for Fiscal 2019. Mr. Beverly also elected to defer 50% of his non-equity incentive plan compensation earned with respect to 2019 into the Fortive EDIP; accordingly, $108,148 of his non-equity incentive plan compensation earned with respect to 2019 was deferred into the Fortive EDIP in 2020. All of Mr. Beverly’s non-equity incentive plan compensation earned with respect to 2019 (including the deferred amount) is included as 2019 compensation under the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal 2019.

(2)	We included the amounts set forth in this column as 2019 compensation under the “All Other Compensation” column in the Summary Compensation Table for Fiscal 2019.
(3)

The amounts set forth in this column represent earnings that are neither above market nor preferential, and accordingly, we do not include these amounts as 2019 compensation in the Summary Compensation Table for Fiscal 2019.

Potential Payments Upon Termination as of 2019 Fiscal Year-End

For illustrative purposes, the following table describes the payments and benefits that Mr. Beverly would have been entitled to receive upon a qualifying termination of employment. The amounts set forth below assume that the triggering event occurred on December 31, 2019. Where benefits are based on the market value of Fortive’s common stock, we have used the closing price of Fortive’s common stock as reported on the NYSE on December 31, 2019, the last trading day of the year ($76.39 per share). In addition to the amounts set forth below, upon any termination of employment, Mr. Beverly would also be entitled to (1) receive all payments generally provided to salaried employees on a non-discriminatory basis on termination, such as accrued salary, life insurance proceeds (solely for any termination caused by death), unused vacation and 401(k) plan distributions, (2) receive accrued, vested balances under the applicable EDIP (except that under the applicable EDIP, if an employee’s employment terminates as a result of gross misconduct, the applicable EDIP administrator may determine that the employee’s vesting percentage with respect to all employer contributions is zero), and (3) exercise vested stock options (except that, under the terms of Fortive’s 2016 Stock Incentive Plan, all outstanding equity awards are terminated upon, and no employee can exercise any outstanding equity award after, termination for gross misconduct). Retirement is defined generally as either a voluntary resignation after age 65 or an approved early retirement.

		TERMINATION EVENT
NAME	BENEFITS	TERMINATION WITHOUT CAUSE(1)	RETIREMENT	DEATH
Michael D. Beverly	Value of unvested stock options that would be accelerated(2)	—	—	152,678

	Value of unvested RSUs that would be accelerated(2)	—	92,279	159,426

	Benefits coverage	21,736	—	—

	Severance Payment	450,000	—	—

	Value of unvested EDIP that would be accelerated(3)	—	—	23,980

	Total:	471,736	92,279	336,084

(1)

Please see “Other Compensation—Severance Benefits—Senior Leaders Severance Pay Plan” for a description of the severance benefits Mr. Beverly would be entitled to receive under the Fortive Severance Pay Plan if his employment is terminated without cause. The amounts set forth in the table assume that Mr. Beverly would have executed the standard release in connection with any termination without cause.

(2)

The terms of Fortive’s 2016 Stock Incentive Plan provide for (a) continued pro-rata vesting of certain of the participant’s RSUs and stock options upon retirement under certain circumstances, and (b) accelerated vesting of a participant’s stock options and certain of a participant’s RSUs if the participant dies during employment.

(3)

Under the terms of the applicable EDIP, any unvested portion of the employer contributions that have been credited to the participant’s EDIP account would immediately vest upon the participant’s death.

Vontier Corporation 2020 Stock Incentive Plan

General

The following is a description of the material features of the Vontier Corporation 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan” or “Plan”). This description is qualified in its entirety by reference to the full text of the Plan, a copy of which is filed as an exhibit to the prospectus.

Eligibility

All employees, consultants, and non-employee directors of Vontier and its subsidiaries are eligible to receive awards under the Plan, if selected by the plan administrator. As of December 31, 2019, we had approximately 8,400 employees. We currently have six directors.

Administration

The Plan is administered by our Compensation and Management Development Committee (the “Administrator”), unless otherwise determined by our Board. The Administrator is responsible for the general operation and administration of the Plan and for carrying out its provisions and has full discretion in interpreting and administering the provisions of the Plan. The Administrator may delegate its administrative authority to employees of the Company, to the extent permitted by law and in accordance with the terms of the Plan.

The Administrator determines, in its sole discretion, who will receive awards under the plan, the award type, and the terms of any award (subject to any limitations in the Plan), including any vesting schedule. The Administrator also has the discretion to accelerate the vesting of any award.

Types of Awards

The following awards may be granted under the Plan: stock options, stock appreciation rights (otherwise known as “SARs”), restricted stock, restricted stock units (otherwise known as “RSUs”) and other stock-based awards (including PSUs) and conversion awards, as such terms are defined in the Plan, as well as cash-based awards (collectively, all such awards are referred to as “awards”). We will not receive any consideration for the granting of these awards other than, where required, par value. The Administrator may subject any award type to the achievement of performance goals. All awards granted under the Plan must have a minimum one-year vesting period, except that up to 5% of the shares authorized for grant under the Plan may be issued with less than a one-year vesting period and the Administrator may waive minimum vesting restrictions in the event of death, Disability, Retirement, a Substantial Corporate Change (each term as defined in the Plan) or as otherwise determined by the Administrator.

Stock Subject to Plan

Subject to the adjustment provisions included in the Plan, a total of 17 million shares of our common stock may be issued pursuant to awards granted under the Plan. If any award issued under the Plan expires, is canceled, or terminates for any reason, then the shares subject to that award will again become available for issuance under the Plan. However, the following shares will not again become available for issuance under the Plan: shares that are (i) used to the pay the exercise price of stock options or SARs, (ii) used to satisfy any tax withholding obligations, or (iii) repurchased in the open market with the proceeds from a stock option exercise.

Limit on Director Awards

The grant date fair value of awards and cash fees under the Plan to any non-employee director may not exceed $750,000 in any one calendar year, which may be increased by the Administrator up to $1,000,000 in extraordinary circumstances, such as where a director serves as the non-executive chairperson of the Board or as a member of a special litigation or transactions committee of the Board, provided that such director may not participate in the decision to award such compensation involving such director.

Stock Options and Stock Appreciation Rights

The Plan authorizes the grant of non-qualified stock options, which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code (which we refer to throughout this summary as the “Code”), as well as SARs. A stock option entitles the participant to purchase a specified number of shares of our common stock at a specified exercise price. An SAR entitles a participant to receive a payment equal to the excess of the fair market value of a share of our common stock on the date of exercise and the exercise price. This payment may be made in cash or stock, or a combination of cash and stock. The Administrator has the authority to grant options and SARs with any terms and conditions it chooses to any individual eligible to receive awards under the plan, subject to the following requirements:

•

The exercise price of stock options and SARs granted under the Plan may not be less than the fair market value of a share of our common stock on the date of grant (except in the event of a conversion, replacement or substitution in connection with an acquisition or merger or in the event of an adjustment to our capital stock). The “fair market value” means the closing price per share of common stock on the NYSE on the date the award is granted, or if no such closing price is available on such day, the closing price for the immediately preceding trading day.

•

Except for adjustments related to changes in the capital structure or a substantial corporate change of Vontier, the Administrator may not, absent the approval of the stockholders, reduce the exercise price of any outstanding options or SARs, cancel and re-grant any outstanding option or SAR with a lower exercise price or cancel underwater options for cash.

•

No stock option or SAR will be exercisable more than ten years after the date it is granted. If, on the last day that an outstanding option may be exercised before it expires, the fair market value of a share exceeds the per-share exercise price of the option by at least $0.01, then such option will automatically be exercised on behalf of the participant on such date.

Restricted Stock Grants, Restricted Stock Units and Other Stock-Based Awards

The Administrator may grant awards of restricted stock, RSUs, or other stock-based awards to any individual eligible to participate in the Plan.

•

Restricted Stock. A restricted stock grant is a direct grant of our common stock, subject to restrictions and vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded a restricted stock grant under the Plan will have the same voting, dividend and other rights as our other stockholders from the date of grant, except that any dividends paid on the restricted stock will be accumulated and delivered to the participant if and only to the same extent that the restricted stock vests.

•

RSUs. An RSU award entitles the participant to receive shares of our common stock upon satisfaction of any applicable vesting conditions, including time-based vesting conditions and/or the attainment of performance-based vesting conditions. A participant who is awarded RSUs under the Plan does not have any ownership rights with respect to the underlying shares of common stock, and thus may not vote the shares or receive dividends. However, the Administrator may, in its discretion, grant to a participant dividend equivalent rights in connection with an RSU award, which entitle the participant to receive a payment equal to the cash dividends paid on the underlying shares of common stock after grant and prior to vesting, which are paid to the participant only when the RSUs vest.

•

Conversion Awards. The Plan authorizes the grant of awards in connection with the replacement of certain equity-based awards granted by Fortive prior to the distribution. Notwithstanding any provision of the Plan to the contrary, in accordance with a formula for the replacement of the Fortive awards as determined by us in a manner consistent with our separation from Fortive, the Administrator will determine number of shares of common stock subject to a conversion award and the exercise price of any conversion award that is an option.

•

Other Stock Based Awards. Other awards that are valued in whole or in part by reference to, or otherwise based on or related to, our common stock may also be granted to employees, directors and consultants according to the terms and conditions determined by the Administrator in its sole discretion.

Adjustments

Upon any change in our capitalization such as a stock dividend or stock split, the Administrator will make as it deems appropriate a proportionate adjustment to the number and type of shares underlying outstanding awards as well as the number of shares reserved for issuance under the Plan (including the limits regarding the number of shares available for awards granted in any form other than options or SARs) and the number and type of shares specified as the annual per-participant limitation.

Termination of Employment

Under the terms of the Plan, the Administrator determines the treatment of a participant’s equity awards upon a termination of the participant’s employment.

Unless the Administrator determines otherwise, upon termination of employment for any reason other than death, Early Retirement (as defined in the Plan) or (with respect to stock options and SARs) Normal Retirement (as defined in the Plan), all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any outstanding RSUs or other stock-based awards will be settled upon termination and, except as otherwise described below in the case of certain terminations of employment, a participant shall have a period of 90 days, commencing with the first date the participant is no longer actively employed, to exercise the vested portion of any outstanding stock options or SARs, provided that in no event may a stock option or SAR be exercised after the expiration of the term of the award.

Upon termination of employment by reason of a participant’s Normal Retirement, unless otherwise provided by the Administrator (i) any stock options or SARs held by the participant as of the Normal Retirement date will remain outstanding, continue to vest and may be exercised until the fifth anniversary of the Normal Retirement (or if earlier, the termination date of the award), and (ii) all unvested portions of any other outstanding awards (including without limitation RSUs and restricted stock grants) will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s Early Retirement, unless otherwise provided by the Administrator (i) the time-based vesting of any portion of any RSU or restricted stock grant scheduled to vest during the 5 year period immediately following such Early Retirement shall be accelerated (provided that if any performance-based vesting conditions remain unsatisfied as of the Early Retirement date (and the relevant performance period has not expired), the award will remain outstanding for up to 5 years after such date to determine whether such conditions or objectives become satisfied and the award shall become fully vested once it has been determined that such conditions have been satisfied within the applicable period), and any portion of such award subject to time-based vesting conditions not scheduled to vest until after the fifth anniversary of such Early Retirement shall be forfeited, and (ii) any stock options or SARs held by the participant as of the Early Retirement date will remain outstanding, continue to vest and may be exercised until the fifth anniversary of the Early Retirement.

Upon termination of employment by reason of a participant’s death: (i) all unexpired stock options and SARs will become fully exercisable and may be exercised for a period of 12 months thereafter, (ii) a portion of the outstanding RSUs and restricted stock grants will become vested as follows: with respect to each portion of an award of RSUs or a restricted stock grant that is scheduled to vest on a particular vesting date, upon the participant’s death, a pro rata amount of the RSUs or the restricted stock grant will vest based on the number of complete 12 month periods between the grant date and the date of death, divided by the total number of 12 month periods between the grant date and the scheduled vesting date, and (iii) with respect to any award other than a stock option, SAR, RSU or restricted stock grant, all unvested portions of the award will be immediately forfeited without consideration.

Upon termination of employment by reason of a participant’s disability, all unvested portions of any outstanding awards will be immediately forfeited without consideration. The vested portion of any stock option or SAR will remain outstanding and, subject to the term of the stock option or SAR, may be exercised by the participant at any time until the first anniversary of the participant’s termination of employment for disability. The vested portion of any award other than a stock option or SAR will be settled upon termination of employment.

Upon termination of employment by reason of participant’s Gross Misconduct (as defined in the Plan), all unexercised stock options and SARs, unvested portions of RSUs, unvested portions of restricted stock grants and unvested portions of any other stock-based awards granted under the Plan will terminate and be forfeited immediately without consideration.

Notwithstanding any other provision in the Plan, to the extent that any award may remain outstanding under the terms of the Plan after termination of a participant’s employment or service, the award will nevertheless expire as of the date that the former employee, director or consultant violates any covenant not to compete or any other post-termination covenant (including without limitation any nonsolicitation, conspiracy of employees, nondisclosure, non-disparagement, works-made-for-hire or similar covenants) in effect between us and/or any of our subsidiaries, on the one hand, and the former employee, director or consultant on the other hand, as determined by the Administrator.

Transferability of Awards

Generally, awards under the Plan may not be pledged, assigned or otherwise transferred or disposed of in any manner other than by will or the laws of descent or distribution. However, the Administrator has the authority to allow the transfer of awards by gift to members of the participant’s immediate family, children, grandchildren or spouse, a trust in which the participant and/or such family members collectively have more than 50% of the beneficial interest, or any other entity in which the participant and/or such family members own more than 50% of the voting interests.

Corporate Changes

As defined in the Plan, a substantial corporate change includes the consummation of (i) Vontier’s dissolution or liquidation; (ii) a merger, consolidation, or reorganization in which Vontier is not the surviving entity (unless the voting securities of Vontier outstanding prior to such event continue to represent more than 50% of the voting securities of the surviving entity); (iii) the sale of all or substantially all of Vontier’s assets to another person or entity; or (iv) any transaction approved by the Board (including a merger or reorganization in which Vontier survives) that results in any person or entity (other than any affiliate of Vontier as defined in Rule 144(a)(1) under the Securities Act) owning 100% of the combined voting power of all of Vontier’s classes of stock; provided, that neither the distribution nor any transfer, exchange or disposition of Fortive’s ownership interests in Vontier will constitute a substantial corporate change. Upon a substantial corporate change, the Plan and any forfeitable portions of the awards will terminate unless provision is made for the assumption or substitution of the outstanding awards. Unless the Board determines otherwise, if any award would otherwise terminate upon a substantial corporate change, the Administrator will either (i) provide holders of options and SARs with a right, at such time before the consummation of the transaction as the Board designates, to exercise any unexercised portion of an option or SAR, whether or not previously exercisable, or (ii) cancel each award after payment of an amount in cash, cash equivalents or successor equity interests substantially equal to the value of the underlying shares of common stock minus, for any options or SARs, the exercise price for the shares covered by the option or SAR.

Foreign Jurisdictions

To comply with the laws in countries outside the United States in which Vontier or any of its subsidiaries operates or has employees, the Administrator has the authority to determine which subsidiaries will be covered by the Plan and which employees outside the United States are eligible to participate in the Plan, to modify the terms and conditions of any award granted to employees outside the United States and to establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

Amendment or Termination of Plan and Awards

Our Board may generally amend, suspend or terminate the Plan at any time. However, no amendment may be made that would have or can have a material adverse effect on any participant or beneficiary unless agreed to by such individual in writing (except that if change is required to comply with Section 409A of the Code, then the Company may make such change unilaterally). In addition, no Plan amendment may be effected without approval of our stockholders to the extent such approval is required under applicable law or any applicable stock exchange rule. Unless the Board extends the Plan’s term, the Administrator may not grant Awards under the Plan after the ten-year anniversary of the date the Plan is approved by Fortive it its capacity as our sole stockholder.

One-Time Post-Separation Compensation

In December 2020, the Compensation Committee approved a special one-time incentive for the current executive officers in connection with their exceptional efforts and contributions in the execution of the separation. The incentive consists of a discretionary cash bonus, which reflects only a bonus opportunity with the actual bonus amount for fiscal year 2020 to be determined upon application of the annual incentive plan performance factors, and a long-term equity award split between RSUs and PSUs:

Executive Officer	Cash Bonus Opportunity	Long-Term Equity Award
Mark Morelli	$750,000	$1,250,000
Dave Naemura	$393,750	$582,750
Katie Rowen	$135,000	$382,500
Andrew Nash	$135,000	$346,500

Equity awards for NEOs other than Mr. Morelli are divided equally between RSUs and PSUs for which performance is measured based on our total shareholder returns relative to our peer group over the performance period. Mr. Morelli’s equity awards are divided between 35% RSUs and 65% PSUs with the same performance measurement as the other NEOs. The RSUs vest in three equal annual installments on the first three anniversaries of the grant date and the PSU cliff vests at the end of the performance period, which is December 31, 2023.

Director Compensation

Mr. Gafinowitz served as our sole director in 2019 and did not receive any compensation for such service.

Pursuant to our non-employee director compensation policy that we adopted prior to the distribution, each of our non-management directors will receive the following compensation:

•

An annual retainer of $100,000, payable in cash and/or RSUs pursuant to an election made by each director in the prior year under the terms of our Non-Employee Directors’ Deferred Compensation Plan, as described more fully below (the “Election”).

•

An annual equity award with a target award value of $175,000, divided equally between options and RSUs granted under the Plan; provided, however, that, at the sole discretion of our Compensation and Management Development Committee or our Board, such annual equity award may be comprised solely of RSUs. The options, if any, will be fully vested as of the grant date. The RSUs will vest upon the earlier of (1) the first anniversary of the grant date, or (2) the date of, and immediately prior to, the next annual meeting of our stockholders following the grant date. The distribution of RSUs may be deferred under the terms of our Non-Employee Directors’ Deferred Compensation Plan.

•	Reimbursement for out-of-pocket expenses, including travel expenses and expenses for education, related to the director’s service on the board.

In addition to the foregoing amounts:

•

The Board chair will receive an annual retainer of $92,500, payable pursuant to the Election and an annual equity award with a target value of $92,500 (divided either equally between options and RSUs under the Plan or comprised solely of RSUs, in each case, as described above for purposes of the annual equity award).

•

The chair of the Audit Committee will receive an annual retainer of $25,000, the chair of the Compensation and Management Development Committee will receive an annual retainer of $20,000, and the chair of the Nominating and Governance Committee will receive an annual retainer of $15,000, in each case, payable pursuant to the Election.

•

Each non-chair member of the Audit Committee will receive an annual retainer of $15,000, each non-chair member of the Compensation and Management Development Committee will receive an annual retainer of $10,000, and each non-chair member of the Nominating and Governance Committee will receive an annual retainer of $7,500, in each case, payable pursuant to the Election.

As described above, pursuant to our Non-Employee Directors’ Deferred Compensation Plan (as a sub-plan under the Plan), each non-employee director may make an election during the prior year (subject to certain exceptions for newly appointed directors) to receive his or her annual retainer, including the base annual retainer payable to all directors, the additional annual retainer payable to the Board chair, and the additional annual retainers payable to the committee chairs and non-chair members, in the form of:

•	cash payable in four equal installments following each quarter of service; or

•

RSUs with a target value equal to the annual retainer and granted concurrently with the annual equity award (as described above) that the directors may choose to defer distribution under the terms of the Non-Employee Directors’ Deferred Compensation Plan.

Any of our directors who is a Fortive employee but is not employed by us shall be deemed to be a non-management director for purposes of our non-employee director compensation policy and, as such, will be eligible to receive compensation for his or her services as one of our directors pursuant to such policy.

In addition to the foregoing, each of our non-management directors and any directors that join after the distribution are expected to receive a one-time equity award with a target award value of $100,000, divided equally between options and RSUs granted under the Plan, and the Board chair is expected to receive an additional one-time equity award with a target award value of $500,000, divided equally between options and RSUs granted under the Plan, in recognition of the significant time dedication that will be required of the Board chair following the distribution. The options and RSUs will vest in three equal installments on each of the first three anniversaries of the grant date.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Agreements with Fortive

Following the separation and distribution, we and Fortive operate separately, each as a public company. We entered into a separation and distribution agreement with Fortive, which is referred to in this prospectus as the “separation agreement.” In connection with the separation, we also entered into various other agreements to effect the separation and provide a framework for our relationship with Fortive after the separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, an FBS license agreement and a stockholder’s and registration rights agreement. These agreements provide for the allocation between us and Fortive of Fortive’s assets, employees, services, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Fortive and govern certain relationships between us and Fortive after the separation.

The following summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to this prospectus. When used in this section, “distribution date” refers to October 9, 2020, the date on which Fortive distributed our common stock to the holders of shares of Fortive common stock.

The Separation Agreement

We entered into a separation agreement with Fortive immediately prior to the distribution of our common stock to Fortive stockholders. The separation agreement sets forth our agreements with Fortive regarding the principal actions taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with Fortive. This summary of the separation agreement is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this prospectus.

Transfer of Assets and Assumption of Liabilities

The separation agreement identified assets to be transferred, liabilities to be assumed and contracts to be allocated to each of Fortive and us as part of the internal reorganization transaction described herein, and described when and how these transfers, assumptions and assignments were to occur, though many of the transfers, assumptions and assignments had already occurred. The separation agreement provided for those transfers of assets and assumptions of liabilities that were necessary in connection with the separation so that we and Fortive retained the assets necessary to operate our respective businesses and retained or assumed the liabilities allocated in accordance with the separation. The separation agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and Fortive. In particular, the separation agreement provided that, subject to the terms and conditions contained in the separation agreement:

•

“Vontier Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to our business, were to be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Vontier Liabilities” (as defined in the separation agreement), including, but not limited to, the following were to be retained by or transferred to us or one of our subsidiaries:

•	all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	any and all “Vontier Environmental Liabilities” (as defined in the separation agreement);

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the Form 10 registration statement of which this prospectus is a part, and this prospectus); and

•

all assets and liabilities (whether accrued, contingent or otherwise) of Fortive were to be retained by or transferred to Fortive or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that resulted in us retaining or assuming certain other specified liabilities.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance proves to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Fortive made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this prospectus with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash Adjustments

The separation agreement contained cash adjustment provisions, with payment of such adjustments to be made within 5 business days of the determination of the applicable final cash balance. Pursuant to the adjustment provisions, if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, was determined to have been greater than the reference cash balance of $145,200,000, we would pay Fortive the excess and if our aggregate cash balance at the time of the separation, excluding any cash in certain restricted jurisdictions, was determined to have been less than the reference cash balance of $145,200,000, Fortive would pay us the shortfall. In addition, pursuant to the adjustment provisions, if our aggregate cash balance in a restricted jurisdiction at the time of the separation was determined to have been less than the reference cash balance for such restricted jurisdiction, Fortive would pay us the shortfall, as applicable, for each such applicable restricted jurisdiction. The reference cash balance amounts for all restricted jurisdictions in the aggregate is equal to $54,800,000. Pursuant to this provision of the separation agreement, we repaid $86.1 million to Fortive in December 2020.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of the distribution, the parties agree to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party agrees to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements.

Release of Claims and Indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party releases and forever discharges the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the separation agreement.

The separation agreement provides for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Fortive under the separation agreement with Fortive. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	the assets the indemnifying party assumed or retained pursuant the separation agreement;

•	the operation of the indemnifying party’s business, whether prior to, at, or after the distribution; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations is subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the tax matters agreement.

Legal Matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement assumes the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance

We are responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the distribution, we may, at the sole discretion of Fortive, seek coverage under Fortive third-party insurance policies to the extent that coverage may be available thereunder.

Subsequent Distribution or Dispositions

Fortive has sole discretion in effecting any subsequent distribution of our shares through a spin-off or split-off or effecting any further dispositions of our shares after the distribution through one or more public offerings or private sales. We are required to cooperate with Fortive to effect any subsequent distribution or dispositions.

No Restriction on Competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No Hire and No Solicitation

Subject to customary exceptions, neither we nor Fortive will, without the consent of the other party, hire or retain an employee of the other party or its subsidiaries for 6 months following the distribution, and neither we nor Fortive will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries until 18 months following the distribution.

Corporate Opportunities

For so long as Fortive beneficially owns any of our outstanding shares or has any directors, officers or employees who serve on our Board of Directors, our Board of Directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Fortive or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.

Dispute Resolution

If a dispute arises between us and Fortive under the separation agreement, the general counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the separation agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

The term of the separation agreement is indefinite and it may only be terminated with the prior written consent of both Fortive and us.

Separation Costs

All costs with respect to the separation incurred after the separation will be borne and paid by us except to the extent such fees and expenses were incurred in connection with services expressly requested by Fortive in writing. In addition, we bear responsibility for all other services provided to or for the benefit of us, whether provided before or after the separation.

Any costs or expenses incurred in obtaining consents or novation from a third party will be borne by the entity to which such contract is being assigned. Certain transaction taxes with respect to the separation will be borne equally by us and Fortive.

Treatment of Intercompany Loans and Advances

Upon completion of the separation, all loans and advances between Fortive or any subsidiary of Fortive (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, were terminated.

Other Matters Governed by the Separation Agreement

Other matters governed by the separation agreement include confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

We and Fortive entered into a transition services agreement pursuant to which Fortive and its subsidiaries and we and our subsidiaries will provide to each other various services. The charges for the transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services, generally without profit.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, not limited to, in the event of any uncured material breach by the other party or its applicable affiliates. If no term period is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the transition services agreement. The recipient of a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to 30 days.

We do not expect the net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Tax Matters Agreement

Allocation of Taxes

In connection with the separation and distribution, we and Fortive entered into a tax matters agreement that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, except with respect to certain transaction taxes triggered by the separation which are borne equally by us and Fortive under the agreement, we are responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only us and/or any of our subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both us and/or any of our subsidiaries, on the one hand, and Fortive or any of its subsidiaries, on the other hand, to the extent such taxes are attributable to our businesses for any periods or portions thereof after the distribution. In addition, we will pay Fortive to the extent that we realize tax benefits after the separation to the extent that they would not have been available to us if Fortive had not borne the taxes triggered by the separation.

Neither party’s obligations under the agreement are limited in amount or subject to any cap. The agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Fortive is generally responsible for preparing and filing any tax return that includes Fortive or any of its subsidiaries (as determined immediately after the distribution), including those that also include us and/or any of our subsidiaries. We are generally responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing any tax return will generally have primary authority to control tax contests related to any such tax return. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Preservation of the Tax-Free Status of Certain Aspects of the Separation and Distribution.

We and Fortive intend for the distribution, together with certain related transactions, to qualify as a transaction that is tax-free to Fortive and Fortive’s stockholders under Sections 368(a)(1)(D) and 355 of the Code.

Fortive has received a private letter ruling from the IRS substantially to the effect that, among other things, the separation and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and received an opinion from Skadden, Arps, Slate, Meagher and Flom LLP regarding the tax-free status of the distribution, together with certain related transactions. In connection with the private letter ruling and the opinion, we and Fortive have made certain representations regarding the past and future conduct of their respective businesses and certain other matters.

Pursuant to the tax matters agreement, we also agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and certain related transactions. We may take certain actions prohibited by these covenants only if we obtain and provide to Fortive an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to Fortive, to the effect that such action would not jeopardize the tax-free status of these transactions, or if we obtain prior written consent of Fortive, in its sole and absolute discretion, waiving such requirement. We are barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the distribution these covenants include specific restrictions on our:

•	discontinuing the active conduct of our trade or business;

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•

amending our certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock;

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership.

We have generally agreed to indemnify Fortive and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain related transactions to the extent caused by an acquisition of our stock or assets or by any other action undertaken by us. This indemnification will apply even if Fortive has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Term and termination

There is no termination provision in the tax matters agreement and, unless specifically stated otherwise, the parties’ respective rights, responsibilities and obligations generally survive until the expiration of the relevant statute of limitations.

Employee Matters Agreement

We and Fortive entered into an employee matters agreement that governs our and Fortive’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Treatment of outstanding Fortive equity awards

The employee matters agreement provided that each Fortive equity award held by our employees that was outstanding immediately prior to the completion of the distribution would be assumed by us and converted into a Vontier equity award denominated in shares of Vontier common stock with a comparable value, based on an equity award adjustment ratio to be adopted by Fortive for purposes of making equitable adjustments to the Fortive equity awards held by our employees. For each equity award holder, the intent was to maintain the economic value of the equity awards before and after the completion of the distribution. The terms of the equity awards, such as the award period, exercisability and vesting schedule, as applicable, generally continue unchanged.

Treatment of Fortive benefit plans

The employee matters agreement provides that our employees generally will no longer participate in benefit plans sponsored or maintained by Fortive and will commence participation in our benefit plans, which are expected to be generally similar to the existing Fortive benefit plans.

General matters

The employee matters agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Fortive and us.

Intellectual Property Matters Agreement

We and Fortive entered into an intellectual property matters agreement pursuant to which Fortive granted to us a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to use certain intellectual property rights retained by Fortive. We are able to sublicense our rights in connection with activities relating to our and our affiliates’ business but not for independent use by third parties.

We also granted back to Fortive a non-exclusive, royalty-free, fully paid-up, irrevocable, sublicensable (subject to the restrictions below) license to continue to use certain intellectual property rights owned by or transferred to us. Fortive is able to sublicense its rights in connection with activities relating to Fortive’s and its affiliates’ retained business but not for independent use by third parties. This license-back permits Fortive to continue to use certain of our intellectual property rights in the conduct of its remaining businesses. We believe that the license-back will have little impact on our businesses because Fortive’s use of our intellectual property rights is generally limited to products and services that are not part of our businesses. The term of the intellectual property matters agreement is perpetual.

The intellectual property matters agreement is intended to provide freedom to operate in the event that any of Fortive’s retained trade secrets (excluding FBS), copyrights or patented technology is used in any of our businesses, and, as such, applies to all portions of our businesses. However, we believe there may be relatively little use of such retained trade secrets, copyrights or patented technology in our businesses, and as a result, we do not believe that the intellectual property matters agreement has a material impact on any of our businesses.

FBS License Agreement

We and Fortive entered into an FBS license agreement pursuant to which Fortive granted us a perpetual, non-exclusive, worldwide, and non-transferable license to use FBS solely in support of our business. We are able to sublicense such license to direct and indirect, wholly-owned subsidiaries (but only as long as such entities remain direct and indirect, wholly-owned subsidiaries). In addition, we and Fortive will each license to each other improvements made by such party to FBS during the first two years of the term period of the FBS license agreement.

We anticipate that FBS, which has been rebranded as Vontier Business System as used by us following the distribution, will be used by our various businesses and functions to continuously improve performance.

The term of the FBS license agreement is perpetual, with the license to us continuing unless there is an uncured material breach by us. Upon a change of control of us, our rights to receive services under the FBS license agreement will terminate, but we are permitted to continue to use the FBS license even after we undergo a change of control.

Stockholder’s and Registration Rights Agreement

We and Fortive entered into a stockholder’s and registration rights agreement pursuant to which we agreed that, upon the request of Fortive or certain subsequent transferees as further defined therein, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Fortive. Such agreement also includes customary voting restrictions on the shares of Vontier common stock retained by Fortive, as described below.

Demand registration

For so long as Fortive holds shares of our common stock, Fortive is able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we are obligated to register such shares as requested by Fortive, subject to limitations on minimum offering size, the limitation that Fortive makes no more than five such requests and no more than two such requests in any one-year period and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 60 days. Fortive is able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Fortive, Fortive will have the right to include its shares of our common stock in that offering.

Registration expenses

We are generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the stockholder’s and registration rights agreement. Fortive is responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of Fortive and, in limited situations, by Fortive for the benefit of us with respect to the information provided by Fortive included in any registration statement, prospectus or related document.

Transfer

If Fortive transfers shares covered by the agreement, it will be able to transfer the benefits of the stockholder’s and registration rights agreement to transferees of 5% or more of the shares of our common stock outstanding immediately following the distribution, provided that each transferee agrees to be bound by the terms of the stockholder’s and registration rights agreement.

Voting Restrictions

Fortive will agree to vote any shares of our common stock that it retains immediately after the distribution in proportion to the votes cast by our other stockholders. In connection with such agreement, Fortive will grant us a proxy to vote its shares of our retained common stock in such proportion. Any such proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Fortive to a person other than Fortive, and neither the stockholder’s and registration rights agreement nor proxy will limit or prohibit any such sale or transfer.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the stockholder’s and registration rights agreement.

Procedures for Approval of Related Person Transactions

The Board has adopted a written policy on related person transactions. This policy does not apply to the transactions described above. Each of the agreements between us and Fortive and its subsidiaries entered into prior to the distribution, and any transactions contemplated thereby, are deemed to be approved and not subject to the terms of such policy. Under this written related person transactions policy, the Nominating and Governance Committee of the Board is required to review and if appropriate approve all related person transactions, prior to consummation whenever practicable. If advance approval of a related person transaction is not practicable under the circumstances or if our management becomes aware of a related person transaction that has not been previously approved or ratified, the transaction is submitted to the Nominating and Governance Committee at the Nominating and Governance Committee’s next meeting. The Nominating and Governance Committee is required to review and consider all relevant information available to it about each related person transaction, and a transaction is considered approved or ratified under the policy if the Nominating and Governance Committee authorizes it according to the terms of the policy after full disclosure of the related person’s interests in the transaction. Pursuant to the policy, the Nominating and Governance Committee is required to evaluate each potential related person transaction, including, subject to certain exceptions, any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which the Company was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. The Nominating and Governance Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. Related person transactions of an ongoing nature are reviewed annually by the Nominating and Governance Committee. The definition of “related person transactions” for purposes of the policy covers the transactions that are required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

PRINCIPAL AND SELLING STOCKHOLDERS

Selling Stockholder

The selling stockholder, Goldman Sachs & Co. LLC, is offering all of the shares of common stock being sold in any offering pursuant to the registration statement of which this prospectus forms a part. Fortive expects to first exchange the shares of common stock to be sold in any offering with the selling stockholder for outstanding indebtedness of Fortive held by the selling stockholder. The selling stockholder will then sell the shares to the underwriters, broker-dealers or agents (or affiliates thereof) for cash.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 22, 2020 with respect to the beneficial ownership of our common stock by: (1) each person that beneficially owns more than five percent of our common stock, (2) each director and named executive officer, and (3) all of our directors and executive officers as a group. Except as indicated, the address of each director and executive officer shown in the table below is c/o Vontier Corporation, 5420 Wade Park Boulevard, Suite 206, Raleigh, NC 27607.

	Common stock beneficially owned before the offering			Common stock beneficially owned after the offering
Name and address of Beneficial Owner	Number		%	Number		%
5% Beneficial Owner
Fortive Corporation	33,507,410		19.9	—	(1)	—
6920 Seaway Blvd.
Everett, WA 98203

Directors and Executive Officers
Michael D. Beverly	5,760	(2)	*	5,760		*
Gloria R. Boyland	8,860	(3)	*	8,860		*
Karen C. Francis	13,550	(4)	*	13,550		*
Martin Gafinowitz	13,101	(5)	*	13,101	(5)	*
Christopher J. Klein	4,220	(6)	*	4,220		*
Andrew D. Miller	8,860	(7)	*	8,860		*
Mark D. Morelli	9,773	(8)	*	9,773		*
David H. Naemura	2,546	(9)	*	2,546		*
Andrew Nash	102,444	(10)	*	102,444		*
Kathryn K. Rowen	23,857	(11)	*	23,857		*
All Directors and Executive Officers as a Group (ten persons)	192,971	(12)	*	192,971		*

(1)	Assumes that all of the shares registered pursuant to the registration statement of which this prospectus forms a part are exchanged in the debt-for-equity exchange.
(2)	Includes options to acquire 1,914 shares and 2,084 notional phantom shares attributable to Mr. Beverly’s Executive Deferred Incentive Program (“EDIP”) account.
(3)	Includes options to acquire 8,860 shares.
(4)	Includes options to acquire 13,550 shares.
(5)	Includes options to acquire 8,860 shares.
(6)	Includes options to acquire 4,220 shares.
(7)	Includes options to acquire 8,860 shares.
(8)	Includes 9,773 notional phantom shares attributable to Mr. Morelli’s EDIP account.
(9)	Includes 2,546 notional phantom shares attributable to Mr. Naemura’s EDIP account.
(10)	Includes options to acquire 79,705 shares and 21,527 notional phantom shares attributable to Mr. Nash’s EDIP account.
(11)	Includes options to acquire 22,414 shares and 1,443 notional phantom shares attributable to Ms. Rowen’s EDIP account.
(12)	Includes options to acquire 148,383 shares and 37,373 notional phantom shares attributable to EDIP accounts.
*	Represents less than 1%.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion describes material United States federal income and estate tax considerations relating to the acquisition, ownership, and disposition of shares by a non-U.S. Holder (as defined below) that acquires our shares in an offering pursuant to the registration statement of which this prospectus forms a part and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This section does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our shares that, for United States federal income tax purposes, is:

•	a non-resident alien individual;

•	a foreign corporation;

•	an estate the income of which is not subject to United States federal income taxation regardless of its source; or

•

a trust that does not have in effect a valid election under the Treasury regulations to be treated as a United States person and either (1) no court within the United States is able to exercise primary supervision over the trust’s administration or (2) no United States person has the authority to control all substantial decisions of that trust.

This discussion does not address all aspects of United States federal income taxation that may be applicable to holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, brokers and dealers in securities or currencies, traders that have elected to mark securities to market, partnerships or other pass-through entities, corporations that accumulate earnings to avoid United States federal income tax, tax-exempt organizations, pension plans, persons that hold our shares as part of a straddle, hedge or other integrated investment, persons subject to alternative minimum tax, certain United States expatriates, and foreign governments or agencies).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

This discussion addresses only non-U.S. holders and does not discuss any tax considerations other than United States federal income tax and certain United States federal estate tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of our shares, including the effect of any applicable income or estate tax treaty.

Dividends

As discussed above, we cannot guarantee the payment, timing or amount of any future dividends. If we do make a distribution of cash or property with respect to our shares, any such distribution generally will constitute a dividend for United States federal income tax purposes except as described below. Subject to the discussion below under “FATCA Withholding” and “Information Reporting and Backup Withholding,” and except as described below, any such dividends paid to a non-U.S. holder generally will be subject to withholding tax at a

30% rate or at a lower rate under an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. In order to receive a reduced treaty withholding tax rate, a non-U.S. holder must furnish to us or our paying agent a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) prior to payment of the dividend, certifying under penalties of perjury that the non-U.S. holder is entitled to a reduction in withholding under an applicable income tax treaty. A non-U.S. holder that holds our shares through a financial institution or other agent will be required to provide appropriate documentation to the financial institution or other agent, which then will be required to provide certification to us or our paying agent either directly or through other intermediaries. A non-U.S. holder that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing a refund claim with the Internal Revenue Service.

If a dividend is “effectively connected” with the conduct of a trade or business in the United States of the non-U.S. holder (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder is exempt from the withholding tax described above provided that the holder has furnished to us or our paying agent an Internal Revenue Service Form W-8ECI (or applicable successor form), certifying under penalties of perjury that the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so provides, attributable to a permanent establishment or fixed base maintained in the United States). “Effectively connected” dividends will generally be subject to United States federal income tax at the rates that also apply to U.S. persons. A corporate non-U.S. holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or at a lower rate under an applicable income tax treaty) with respect to its “effectively connected” dividends.

To the extent a distribution with respect to our shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the non-U.S. holder’s investment, up to the holder’s adjusted tax basis in its shares, and, thereafter, as capital gain, which is subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition.”

Gain On Sale, Exchange or Other Taxable Disposition

Subject to the discussion below under “FATCA Withholding” and “Information Reporting and Backup Withholding,” a non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for United States federal income tax purposes) unless:

•

the gain is “effectively connected” with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained in the United States), in which case the non-U.S. holder generally will be subject to United States federal income tax on a net income basis with respect to such gain in the same manner as if such holder were a resident of the United States and, if the non-U.S. holder is a corporation for United States federal income tax purposes, may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate under an applicable income tax treaty) on its “effectively connected” gains;

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets certain other conditions, in which case the non-U.S. holder generally will be subject to United States federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year; or

•	we are or have been a “United States real property holding corporation” or USRPHC (as described below) at any time within the shorter of the five-year period preceding the disposition and the non-U.S.

holder’s holding period for our shares (the “relevant period”) and the non-U.S. holder (i) disposes of our shares during a calendar year when our shares are no longer regularly traded on an established securities market or (ii) owned (directly, indirectly, and constructively) more than 5% of our shares at any time during the relevant period, in which case such a non-U.S. holder will be subject to tax on the gain on the disposition of shares generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for United States federal income tax purposes. Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Information Reporting and Backup Withholding

A non-U.S. holder generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments as long as the applicable withholding agent does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or Form W-8BEN-E on which the non-U.S. holder certifies, under penalties of perjury, that it is a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury regulations,

or the non-U.S. holder otherwise establishes an exemption.

However, we must report annually to the Internal Revenue Service and to non-U.S. holders the amount of dividends paid to them and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the respective non-U.S. holder resides under the provisions of an applicable income tax treaty.

Payment of the proceeds from the sale of our shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our shares by a non-U.S. holder that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by the non-U.S. holder in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to the non-U.S. holder at a United States address; or

•	the sale has some other specified connection with the United States as provided in the Treasury regulations,

unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the non-U.S. holder otherwise establishes an exemption.

In addition, a sale of shares will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year (a) one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (b) such foreign partnership is engaged in the conduct of a trade or business in the United States, unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a United States person.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s income tax liability by timely filing a refund claim with the Internal Revenue Service.

FATCA Withholding

Sections 1471 through 1474 of the Code and the Treasury regulations issued thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) impose a 30% withholding tax on dividends paid on our shares to, and (subject to the proposed Treasury Regulations discussed below) the gross proceeds derived from the sale or other disposition of our shares by, a foreign entity if the foreign entity is:

•

a “foreign financial institution” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA withholding or (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or

•

a “non-financial foreign entity” (as defined under FATCA) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any).

Withholding under FATCA generally applies to payments of dividends on our shares and to payments of gross proceeds from a sale or other disposition of our shares. Withholding agents may, however, rely on proposed U.S. Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, and not Vontier, will determine whether or not to implement gross proceeds FATCA withholding.

If a dividend payment is subject to withholding both under FATCA and the withholding tax rules discussed above under “Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders of shares should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of the shares.

Under certain circumstances, a non-U.S. holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a United States federal income tax return. Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our shares.

Federal Estate Taxes

The estates of nonresident alien decedents generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our shares will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent at the time of the decedent’s death, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. An estate tax credit is available to reduce the net tax liability of a nonresident alien’s estate, but the estate tax credit for a nonresident alien is generally much smaller than the applicable credit for computing the estate tax of a United States resident. Nonresident aliens should consult their personal tax advisors regarding the United States federal estate tax consequences of owning our shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

In connection with the separation and distribution, we incurred approximately $1.8 billion of indebtedness under the Term Facilities (as defined below). We made a Cash Distribution to Fortive that was funded by approximately $1.6 billion of the net proceeds of the Term Facilities. The following overview summarizes some of the material terms of our Credit Facilities.

Credit Facilities

On September 29, 2020 (the “Closing Date”), Vontier entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, consisting of a three-year, $800 million senior unsecured delayed draw term loan facility (the “Three-Year Term Loans”), a two-year, $1 billion senior unsecured delayed draw term loan facility (the “Two-Year Term Loans” and together with the Three-Year Term Loans, the “Term Loans”) and a three-year, $750 million senior unsecured multi-currency revolving credit facility, including a $25 million sublimit for swingline loans and a $75 million sublimit for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loans, the “Credit Facilities”). At the closing of the Credit Agreement, Vontier did not borrow any funds under the Credit Agreement. On October 9, 2020, Vontier drew down the full $1.8 billion available under the Term Loans. Vontier used the proceeds from the Term Loans to make payments to Fortive, with $1.6 billion used as part of the consideration for the contribution of certain assets and liabilities to Vontier by Fortive in connection with the separation and with $200 million used as a preliminary adjustment for excess cash balances remaining with Vontier. The Revolving Credit Facility will be used to provide funds for our ongoing working capital requirements after the separation and for general corporate purposes.

Borrowings under the Credit Facilities bear interest as follows: (1) Eurocurrency Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the London inter-bank offered rate plus a per annum margin of between 125 and 200 basis points, depending on (x) prior to receipt by Vontier of a long-term debt credit rating, Vontier’s Consolidated Leverage Ratio (as defined in the Credit Agreement) as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Vontier’s long-term debt credit rating; and (2) Base Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to (a) the highest of (i) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1%, (ii) Bank of America’s “prime rate” as publicly announced from time to time and (iii) the Eurocurrency Rate (as defined in the Credit Agreement) plus 1%, plus (b) a per annum margin of between 25 and 100 basis points, depending on (x) prior to receipt by Vontier of a long-term debt credit rating, Vontier’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Vontier’s long-term debt credit rating. In no event will Eurocurrency Rate Loans bear interest at a rate lower than 0% nor Base Rate Loans bear interest at a rate lower than 1%. Commencing on the earlier of (a) the date that is sixty days after the Closing Date and (b) the date of the consummation of the separation, Vontier will also be required to pay a per annum facility fee of between 12.5 and 32.5 basis points (depending on (x) prior to receipt by Vontier of a long-term debt credit rating, Vontier’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Vontier’s long-term debt credit rating) based on the aggregate commitments under the Revolving Credit Facility, regardless of usage.

The Credit Agreement requires Vontier to maintain a Consolidated Leverage Ratio of 3.75 to 1.00 or less as of the end of any fiscal quarter; provided that, not more than two times after the Closing Date, the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 in connection with any permitted acquisition by Vontier occurring after the Closing Date with aggregate consideration (including, without duplication, the assumption or incurrence of Indebtedness in connection with such acquisition) equal to or in excess of $100,000,000, which such increase shall be applicable for the fiscal quarter in which such acquisition is consummated and the three consecutive test periods thereafter; provided that, there shall be at least one full fiscal quarter following the cessation of each such increase during which no such increase shall then be in effect. The Credit Agreement also requires Vontier to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.50 to 1.00 as of the end of any fiscal quarter. The Consolidated Leverage Ratio and Consolidated Interest Coverage Ratio will be tested at the end of each fiscal quarter commencing with the fiscal quarter ending December 31, 2020.

Borrowings under the Credit Agreement are prepayable at Vontier’s option at any time in whole or in part without premium or penalty. Term Loans may not be reborrowed once repaid or prepaid. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed from time to time prior to the maturity date of the Revolving Credit Facility. The Credit Agreement also contains an expansion option permitting Vontier to request increases of the Revolving Credit Facility of up to an aggregate additional $250 million from lenders that elect to make such increase available, upon the satisfaction of certain conditions.

Vontier has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the Revolving Credit Facility. The Credit Agreement contains customary representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants, including covenants that, among other things, limit or restrict Vontier’s and/or Vontier’s subsidiaries ability, subject to certain exceptions and qualifications, to incur liens or indebtedness, merge, consolidate or sell or otherwise transfer assets, make dividends or distributions, enter into transactions with Vontier’s affiliates, and use proceeds of the debt financing for other than permitted uses.

The Credit Facilities contain customary affirmative and negative covenants that, among other things, limit or restrict our and/or our subsidiaries’ ability, subject to certain exceptions, to incur liens or indebtedness, to merge or engage in other fundamental changes or sell or otherwise dispose of assets, or to make dividends or distributions. We are also required to maintain compliance with a leverage ratio and an interest coverage ratio.

The Credit Facilities also contain customary events of default. Upon the occurrence and during the continuance of an event of default, the lenders may declare the outstanding advances and all other obligations under the Credit Agreement immediately due and payable.

The above description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement. The Credit Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.

General

Our authorized capital stock consists of 1,985,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, with no par value, all of which shares of preferred stock are undesignated. The Board may establish the rights and preferences of the preferred stock from time to time. As of December 22, 2020, approximately 168,487,457 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority in voting power of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a majority of the votes cast at a meeting of stockholders, except that a plurality standard will apply in contested elections. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. At the time of the distribution, all outstanding shares of our common stock were fully paid and non-assessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, the Board is authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to shares of preferred stock in one or more series without further action by the holders of our common stock. The

Board has the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Fortive and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203.

Classified Board. Our amended and restated certificate of incorporation provides that our Board is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the distribution, which we expect will be held in 2021. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2022, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2023. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors. Our amended and restated bylaws provide that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to Certificate of Incorporation. Our amended and restated certificate of incorporation provide that the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the advance notice to be given for nominations for elections of directors, the calling of special meetings of stockholders, cumulative voting, stockholder action by written consent, certain relationships and transactions with Fortive, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to Bylaws. Our amended and restated certificate of incorporation and bylaws provide that our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class.

Size of Board and Vacancies. Our amended and restated bylaws provide that the Board will consist of not less than three nor greater than 15 directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Special Stockholder Meetings. Our amended and restated certificate of incorporation provide that special meetings of stockholders may be called only by the secretary upon a written request delivered to the secretary by (a) the Board pursuant to a resolution adopted by a majority of the entire Board, (b) the chairman of the Board or (c) the chief executive officer of the Corporation. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated certificate of incorporation mandates that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws require that candidates for election as director disclose their qualifications and make certain representations.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that the Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Conflicts of Interest; Corporate Opportunities

In order to address potential conflicts of interest between us and Fortive, our amended and restated certificate of incorporation contains certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Fortive and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Fortive. In general, these provisions recognize that we and Fortive may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Fortive will continue to have contractual and business relations with each other, including directors, officers and/or employees of Fortive serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation provides that Fortive will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation provides that for so long as Fortive owns any of our outstanding shares or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Fortive acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Fortive, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Fortive shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Fortive.

Our amended and restated certificate of incorporation also provides for special approval procedures that may be utilized if it is deemed desirable by Fortive, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws provide that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that are in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against us or any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Unless we otherwise consent in writing, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state or federal court located within the State of Delaware. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we otherwise consent in writing, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act shall be the federal district courts of the United States of America.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholders approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, up to an aggregate of 33,507,410 shares of our common stock. We are registering such shares under the terms of a registration rights agreement between us and Fortive. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. We are not selling any shares of our common stock under this prospectus.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchaser of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including, the NYSE in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(a)(1) of the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement, subject to any restriction on transfer contained in the stockholder and registration rights agreement.

If the selling stockholder uses an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholder will agree in an underwriting agreement to sell to the underwriters, and the underwriters will agree to purchase from the selling stockholder, the number of shares of our common stock set forth in such prospectus supplement. Any such underwriters may offer the shares of our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

The underwriters may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriters may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling stockholder. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our common stock may agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock for a period of time after such offering. Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions: Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

In connection with an underwritten offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A covered short position is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. Naked short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and the applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and the applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and the applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

In offering the shares of our common stock covered by this prospectus and the applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and the applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and the applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and certain fees) in connection with the registration and sale of the shares of our common stock covered by this prospectus and the applicable prospectus supplement. Agents and underwriters may be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and certain fees that will be paid by the selling stockholder, will be described in the applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Covington & Burling LLP. Fortive is being represented in connection with the offering by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The combined financial statements of NEWCO, a wholly-owned business of Fortive Corporation, and the related financial statement schedule as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Vontier Corporation as of December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our common stock being distributed as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

We are subject to the informational requirements of the Exchange Act and are required to file periodic and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and registration statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

Information filed with or furnished to the SEC is available free of charge through our website (www.vontier.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus or registration statement.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of NEWCO (the Company), a wholly-owned business of Fortive Corporation, as of December 31, 2019 and 2018, the related combined statements of earnings, comprehensive income, changes in parent’s equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

February 14, 2020,

except for Note 1, as to which the date is September 1, 2020.

NEWCO OF FORTIVE CORPORATION

COMBINED BALANCE SHEETS

($ IN MILLIONS)

	As of December 31
	2019	2018
ASSETS
Current assets:
Accounts receivable, less allowance for doubtful accounts of $32.2 million and $35.9 million at December 31, 2019 and 2018, respectively	$490.6	$531.0
Inventories	224.1	250.4
Prepaid expenses and other current assets	110.5	80.2

Total current assets	825.2	861.6
Property, plant and equipment, net	101.9	180.6
Operating lease right-of-use asset	37.8	—
Long-term financing receivables, net	262.5	246.6
Other assets	169.4	270.3
Goodwill	1,157.8	1,139.5
Other intangible assets, net	274.3	290.2

Total assets	$2,828.9	$2,988.8

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$16.8	$18.5
Trade accounts payable	318.6	317.8
Current operating lease liabilities	12.8	—
Accrued expenses and other current liabilities	319.3	357.2

Total current liabilities	667.5	693.5
Operating lease liabilities	25.2	—
Other long-term liabilities	295.5	279.9
Long-term debt	24.6	222.5
Parent’s equity:
Net Parent investment	1,662.5	1,663.5
Accumulated other comprehensive income	148.7	126.3

Total Parent’s equity	1,811.2	1,789.8
Noncontrolling interests	4.9	3.1

Total equity	1,816.1	1,792.9

Total liabilities and equity	$2,828.9	$2,988.8

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF EARNINGS

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Sales of products	$2,484.0	$2,408.1	$2,241.3
Sales of services	288.1	257.8	256.9

Total sales	2,772.1	2,665.9	2,498.2
Cost of product sales	(1,349.3)	(1,328.2)	(1,223.6)
Cost of service sales	(232.0)	(202.6)	(201.8)

Total cost of sales	(1,581.3)	(1,530.8)	(1,425.4)

Gross profit	1,190.8	1,135.1	1,072.8
Operating costs:
Selling, general and administrative expenses	(491.3)	(499.3)	(445.8)
Research and development expenses	(136.4)	(136.2)	(126.2)

Operating profit	563.1	499.6	500.8
Non-operating income (expense):
Gain from acquisition	—	—	15.3
Interest income, net	3.3	8.4	8.4
Other non-operating expenses	(0.6)	(0.7)	(0.6)

Earnings before income taxes	565.8	507.3	523.9
Income taxes	(129.3)	(121.8)	(150.6)

Net earnings	$436.5	$385.5	$373.3

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Net earnings	$436.5	$385.5	$373.3
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	22.4	(33.5)	43.9
Pension and other postretirement adjustments	—	1.0	(0.3)

Total other comprehensive income (loss), net of income taxes	22.4	(32.5)	43.6

Comprehensive income	$458.9	$353.0	$416.9

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CHANGES IN EQUITY

($ IN MILLIONS)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2017	$115.2	$1,308.1	$3.1
Net earnings for the year	—	373.3	—
Net transfers to Parent	—	(117.1)	—
Other comprehensive income	43.6	—	—
Stock-based compensation expense	—	11.8	—
Changes in noncontrolling interests	—	—	0.8

Balance, December 31, 2017	158.8	1,576.1	3.9
Net earnings for the year	—	385.5	—
Net transfers to Parent	—	(311.9)	—
Other comprehensive loss	(32.5)	—	—
Stock-based compensation expense	—	13.8	—
Changes in noncontrolling interests	—	—	(0.8)

Balance, December 31, 2018	126.3	1,663.5	3.1
Net earnings for the year	—	436.5	—
Net transfers to Parent	—	(299.4)	—
Non-cash net settlement of related-party borrowings	—	(151.2)	—
Other comprehensive income	22.4	—	—
Stock-based compensation expense	—	13.1	—
Changes in noncontrolling interests	—	—	1.8

Balance, December 31, 2019	$148.7	$1,662.5	$4.9

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

($ IN MILLIONS)

	Year Ended December 31
	2019	2018	2017
Cash flows from operating activities:
Net earnings	$436.5	$385.5	$373.3
Non-cash items:
Depreciation	52.7	55.8	41.3
Amortization	31.8	30.6	24.8
Stock-based compensation expense	13.1	13.8	11.8
Impairment charges on intangible assets	—	0.5	2.2
Loss / (gain) on acquisition/disposition	0.1	—	(15.3)
Gain on sale of property	—	(0.3)	—
Change in deferred income taxes	12.8	5.8	(11.5)
Change in accounts receivable, net	(111.9)	(193.6)	(136.6)
Change in long-term financing receivables, net	134.6	109.2	94.6
Change in inventories	25.3	(37.9)	13.2
Change in trade accounts payable	2.0	16.0	(4.0)
Change in prepaid expenses and other assets	(18.4)	9.4	(41.5)
Change in accrued expenses and other liabilities	(33.4)	26.2	11.5

Net cash provided by operating activities	545.2	421.0	363.8

Cash flows from investing activities:
Cash paid for acquisitions and equity investments, net of cash received	(2.4)	(80.8)	(190.4)
Payments for additions to property, plant and equipment	(38.0)	(42.4)	(68.4)
Proceeds from sale of property	0.1	0.6	0.5

Net cash used in investing activities	(40.3)	(122.6)	(258.3)

Cash flows from financing activities:
Net proceeds from (repayments of) related-party borrowings	(190.5)	16.3	(5.3)
Net proceeds from (repayments of) short-term borrowings	(2.5)	8.8	8.7
Net transfers to Parent	(299.4)	(311.9)	(117.1)
Other financing activities	(7.4)	(3.7)	(1.1)

Net cash used in financing activities	(499.8)	(290.5)	(114.8)

Effect of exchange rate changes on cash and equivalents	(5.1)	(7.9)	9.3

Net change in cash and equivalents	—	—	—
Beginning balance of cash and equivalents	—	—	—

Ending balance of cash and equivalents	$—	$—	$—

See the accompanying Notes to the Combined Financial Statements.

NEWCO OF FORTIVE CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

NEWCO (“NEWCO” or the “Company”) focuses on critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of mobility technologies and diagnostics and repair technologies solutions, spanning advanced environmental sensors, fueling equipment, field payment, hardware, remote management and workflow software, and vehicle tracking and fleet management software solutions for traffic light control and vehicle mechanics’ and technicians’ equipment. NEWCO markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis.

NEWCO operates through one reportable segment comprised of two operating segments (i) mobility technologies, in which it is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management, and traffic management, as well as (ii) diagnostics and repair technologies, in which it manufactures and distributes vehicle repair tools, toolboxes and automotive diagnostic equipment, and software, and a full line of wheel-service equipment. Given the interrelationships of the products, technologies, and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and NEWCO has combined its two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s (“Fortive” or “Parent”) Industrial Technologies operating segment.

While, subject to satisfaction of certain conditions, Fortive currently intends to effect the separation of NEWCO through a distribution of shares of Vontier Corporation, Fortive has no obligation to pursue or consummate any separation of NEWCO, including dispositions of its ownership interest in Vontier Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the separation and the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

Basis of Presentation

The accompanying combined financial statements present the historical financial position, results of operations, cash flows and changes in equity of NEWCO in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the preparation of carved-out combined financial statements.

NEWCO has historically operated as part of Fortive and not as a stand-alone company and has no separate legal status or existence. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of NEWCO are included as a component of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to NEWCO and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had NEWCO been an entity that operated independently of Fortive. Related party allocations are discussed further in Note 19.

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to NEWCO are accounted for through the Net Parent investment account of NEWCO. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the accompanying combined financial statements.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of NEWCO. All significant transactions between NEWCO and Fortive have been included in the accompanying combined financial statements for the years ended December 31, 2019, 2018, and 2017. Transactions with Fortive are reflected in the accompanying Combined Statements of Changes in Parent’s Equity as “Net transfers to Parent” and in the accompanying Combined Balance Sheets within “Net Parent investment.”

As part of Fortive, NEWCO engaged in intercompany financing transactions (“Related-Party Borrowings”). Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the distribution. All other intercompany accounts and transactions between the operations comprising NEWCO have been eliminated in the accompanying combined financial statements for the years ended December 31, 2019, 2018, and 2017.

Revision of Financial Statements—During the preparation of the information statement filed as an exhibit to the Company’s Form 10-12B/A on September 21, 2020 for the six-month period ended June 26, 2020, the Company determined that the discount for its financing receivables was understated by an insignificant amount. This resulted in an overstatement of Accounts receivable, net and Long-term financing receivables, net as of December 31, 2019 and 2018, and an overstatement of Other long-term liabilities for the related deferred tax impact as of December 31, 2019 and 2018, as well as certain immaterial impacts to amounts presented in the Combined Statements of Earnings, Statements of Comprehensive Income and Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017. The Company assessed the materiality of the misstatement in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB 108, Consideration of the effects of prior year misstatements in quantifying current year misstatements, and concluded that this misstatement was not material to the Company’s combined financial statements for the prior periods and that amendment of previously filed reports was therefore not required. However, if the Company had corrected the accumulated error in the financial statements for the six-month period ended June 26, 2020, it could have materially misrepresented the Company’s quarterly operating results and, therefore, the Company has elected to revise its prior period financial statements to correct the error.

The effects of this revision on the line items within the Company’s Combined Balance Sheets as of December 31, 2019 and 2018 are as follows and are reflected in the financial statements included in this prospectus:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Assets:
Accounts receivable, net	$496.5	$(5.9)	$490.6	$536.7	$(5.7)	$531.0
Total current assets	831.1	(5.9)	825.2	867.3	(5.7)	861.6
Long-term financing receivables, net	275.9	(13.4)	262.5	259.7	(13.1)	246.6
Total assets	$2,848.2	$(19.3)	$2,828.9	$3,007.6	$(18.8)	$2,988.8
Liabilities:
Other long-term liabilities	$300.1	$(4.6)	$295.5	$284.5	$(4.6)	$279.9
Parent’s equity:
Net parent investment	$1,677.2	$(14.7)	$1,662.5	$1,677.7	$(14.2)	$1,663.5
Total Parent’s equity	1,825.9	(14.7)	1,811.2	1,804.0	(14.2)	1,789.8
Total equity	1,830.8	(14.7)	1,816.1	1,807.1	(14.2)	1,792.9
Total liabilities and equity	$2,848.2	$(19.3)	$2,828.9	$3,007.6	$(18.8)	$2,988.8

The effect of this revision on the line items within the Company’s Combined Statements of Earnings for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Selling, general and administrative expenses	$(490.7)	$(0.6)	$(491.3)	$(498.0)	$(1.3)	$(499.3)
Operating profit	563.7	(0.6)	563.1	500.9	(1.3)	499.6
Earnings before income taxes	566.4	(0.6)	565.8	508.6	(1.3)	507.3
Income taxes	(129.4)	0.1	(129.3)	(122.1)	0.3	(121.8)
Net earnings	437.0	(0.5)	436.5	386.5	(1.0)	385.5

	2017
	As previously reported	Adjustments	As revised
Selling, general and administrative expenses	$(445.2)	$(0.6)	$(445.8)
Operating profit	501.4	(0.6)	500.8
Earnings before income taxes	524.5	(0.6)	523.9
Income taxes	(150.7)	0.1	(150.6)
Net earnings	373.8	(0.5)	373.3

The effect of this revision on the line items within the Company’s Combined Statements of Comprehensive Income for the three years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Net earnings	$437.0	$(0.5)	$436.5	$386.5	$(1.0)	$385.5
Comprehensive income	459.4	(0.5)	458.9	354.0	(1.0)	353.0

	2017
	As previously reported	Adjustments	As revised
Net earnings	$373.8	$(0.5)	$373.3
Comprehensive income	417.4	(0.5)	416.9

The effect of this revision on the line items within the Company’s Combined Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019			2018
	As previously reported	Adjustments	As revised	As previously reported	Adjustments	As revised
Net earnings	$437.0	$(0.5)	$436.5	$386.5	$(1.0)	$385.5
Change in deferred income taxes	12.9	(0.1)	12.8	6.1	(0.3)	5.8
Change in accounts receivable, net	(112.1)	0.2	(111.9)	(193.9)	0.3	(193.6)
Change in long-term financing receivables	134.2	0.4	134.6	108.2	1.0	109.2
Net cash provided by operating activities	545.2	—	545.2	421.0	—	421.0

	2017
	As previously reported	Adjustments	As revised
Net earnings	$373.8	$(0.5)	$373.3
Change in deferred income taxes	(11.4)	(0.1)	(11.5)
Change in accounts receivable, net	(136.8)	0.2	(136.6)
Change in long-term financing receivables	94.2	0.4	94.6
Net cash provided by operating activities	363.8	—	363.8

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. NEWCO bases these estimates on historical experience, the current economic environment, and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

Accounts and Financing Receivables and Allowances for Doubtful Accounts and Credit Losses—All trade accounts and financing receivables are reported in the accompanying Combined Balance Sheets adjusted for any write-offs and net of allowances for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses represent management’s best estimate of the credit losses expected from NEWCO’s trade accounts and financing receivable portfolios. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, therefore, net earnings. NEWCO regularly performs detailed reviews of NEWCO’s portfolios to determine if an impairment has occurred and evaluate the collectability of receivables based on a combination of financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances for doubtful accounts are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances. If the financial condition of NEWCO’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional reserves would be required. NEWCO does not believe that accounts and financing receivables represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas. The Company recorded $38.2 million, $42.4 million, and $30.2 million of expense associated with doubtful accounts and credit losses for the years ended December 31, 2019, 2018 and 2017, respectively.

Inventory Valuation—Inventories include the costs of material, labor and overhead. Domestic inventories are stated at the lower of cost or net realizable value primarily using the first-in, first-out (“FIFO”) method with certain businesses applying the last-in, first-out method (“LIFO”) to value inventory. Inventories held outside the United States are stated at the lower of cost or net realizable value primarily using the FIFO method.

Property, Plant and Equipment—Property, plant and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery and equipment	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively. Amortization of finance lease assets is included in depreciation expense as a component of Selling, general and administrative expenses.

Other Assets—Other assets principally include contract assets, deferred tax assets and other investments.

Fair Value of Financial Instruments—NEWCO’s financial instruments consist primarily of accounts receivable, obligations under trade accounts payable, and short-term borrowings. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable, and short-term borrowings approximate fair value.

Certain of NEWCO’s management employees participate in Parent’s nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are presented as a component of accrued compensation and post-retirement benefits included in Other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (“401(k) Programs”) (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Goodwill and Other Intangible Assets—In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain definite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized. NEWCO reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. NEWCO also tests goodwill and intangible assets with indefinite lives at least annually for impairment. Refer to Note 3 and Note 7 for additional information about NEWCO’s goodwill and other intangible assets.

Revenue Recognition—NEWCO derives revenues primarily from the sale of products and services in the mobility technologies and diagnostics and repair technologies markets. Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration NEWCO expects to be entitled to in exchange for those products or services.

Product Sales include revenues from the sale of products and equipment, which includes NEWCO’s SaaS product offerings, equipment rentals, and interest income related to NEWCO’s financing receivables.

Service Sales includes revenues from extended warranties, post-contract customer support (“PCS”), maintenance contracts or services, and services related to previously sold products.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

For revenue related to a product or service to qualify for recognition, NEWCO must have an enforceable contract with a customer that defines the goods or services to be transferred and the payment terms related to those goods or services. Further, collection of substantially all consideration for the goods or services transferred must be probable based on the customer’s intent and ability to pay the promised consideration. NEWCO applies judgment in determining the customer’s ability and intention to pay, which is based on a combination of financial and qualitative factors, including the customers’ financial condition, collateral, debt-servicing ability, past payment experience and credit bureau information.

Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are considered in determining the transaction price for the contract; these allowances, and rebates are reflected as a reduction in the contract transaction price. Significant judgment is exercised in determining product returns, customer allowances and rebates, which are estimated based on historical experience and known trends.

Most of NEWCO’s sales contracts contain standard terms and conditions. The Company evaluates contracts to identify distinct goods and services promised in the contract (performance obligations). Sometimes this evaluation involves judgment to determine whether the goods or services are highly dependent on or highly interrelated with one another, or whether such goods or services significantly modify or customize one another. Certain customer arrangements include multiple performance obligations, typically hardware, installation, training, consulting, services and/or PCS. Generally, these elements are delivered within the same reporting period, except PCS or other services. The Company allocates the contract transaction price to each performance obligation using the observable price that the good or service sells for separately in similar circumstances and to similar customers, and/or a residual approach when the observable selling price of a good or service is not known and is either highly variable or uncertain. Allocating the transaction price to each performance obligation sometimes requires significant judgment.

NEWCO’s principal terms of sale are FOB Shipping Point, or equivalent, and, as such, it primarily records revenue upon shipment as NEWCO has transferred control to the customer at that point and NEWCO’s performance obligations are satisfied. The Company evaluates contracts with delivery terms other than FOB Shipping Point and recognizes revenue when it has transferred control and satisfied NEWCO’s performance obligations. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation, other services noted above or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Further, revenue related to separately priced extended warranty and product maintenance agreements is deferred when appropriate and recognized as revenue over the term of the agreement.

Shipping and Handling—Shipping and handling costs are included as a component of Cost of sales. Revenue derived from shipping and handling costs billed to customers is included in Sales.

Advertising—Advertising costs are expensed as incurred.

Research and Development—NEWCO conducts research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use and reliability of NEWCO’s existing products and expanding the applications for which uses of NEWCO’s products are appropriate. Research and development costs are expensed as incurred.

Restructuring—NEWCO periodically initiates restructuring activities to appropriately position NEWCO’s cost base relative to prevailing economic conditions and associated customer demand as well as in connection with certain acquisitions. Costs associated with restructuring actions can include one-time termination benefits and related charges in addition to facility closure, contract termination, and other related activities. NEWCO records the cost of the restructuring activities when the associated liability is incurred. Refer to Note 13 for additional information.

Foreign Currency Translation and Transactions—Exchange rate adjustments resulting from foreign currency transactions are recognized in net earnings, whereas effects resulting from the translation of financial statements are reflected as a component of Accumulated other comprehensive income within Parent’s equity. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates and income statement accounts are translated at weighted average exchange rates. Net foreign currency transaction gains or losses were not material in any of the years presented.

Accumulated Other Comprehensive Income—Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The changes in accumulated other comprehensive income by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension & postretirement plan benefit adjustments(b)	Total
Balance, January 1, 2017	$120.9	$(5.7)	$115.2
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	43.9	(0.7)	43.2
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	43.9	(0.7)	43.2
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.4 (a)	0.4
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.4	0.4

Net current period other comprehensive income (loss)	43.9	(0.3)	43.6

Balance, December 31, 2017	$164.8	$(6.0)	$158.8
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	(33.5)	0.5	(33.0)
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	(33.5)	0.5	(33.0)
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.5 (a)	0.5
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes:	—	0.5	0.5

Net current period other comprehensive income (loss):	(33.5)	1.0	(32.5)

Balance, December 31, 2018	$131.3	$(5.0)	$126.3
Other comprehensive income (loss) before reclassifications:
Increase (decrease)	22.4	(0.4)	22.0
Income tax impact	—	—	—

Other comprehensive income (loss) before reclassifications, net of income taxes	22.4	(0.4)	22.0
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.4 (a)	0.4
Income tax impact	—	—	—

Amounts reclassified from accumulated other comprehensive income, net of income taxes:	—	0.4	0.4

Net current period other comprehensive income (loss):	22.4	—	22.4

Balance, December 31, 2019	$153.7	$(5.0)	$148.7

(a)	This Accumulated other comprehensive income component is included in the computation of net periodic pension cost (refer to Note 10 for additional details).
(b)	Includes balances relating to employee defined benefit plans.

Accounting for Stock-based Compensation—Certain employees of NEWCO participate in Fortive’s share-based compensation plans, which include stock options and restricted stock units (“RSUs”). NEWCO accounts for stock-based compensation incurred by measuring the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award.

Pension and Other Postretirement Benefit Plans—NEWCO measures its pension assets and obligations to determine the funded status of the plans as of December 31 and recognizes an asset for an overfunded status or a liability for an underfunded status in its balance sheet. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are reported in Other comprehensive income (loss). Refer to Note 10 for additional information on NEWCO’s pension plans including a discussion of actuarial assumptions, its policy for recognizing associated gains and losses and the method used to estimate service and interest cost components.

Income Taxes—NEWCO’s domestic and foreign operating results are included in the income tax returns of Fortive. NEWCO accounts for income taxes under the separate return method. Under this approach, NEWCO determines its deferred tax assets and liabilities and related tax expense as if it were filing a separate tax return. The accompanying Combined Balance Sheets do not contain current taxes payable or other long-term taxes payable liabilities, with the exception of certain unrecognized tax benefits which will remain with NEWCO, as such amounts are deemed settled with Fortive when due and therefore are included in Parent’s equity.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected on our Combined Statements of Earnings. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Combined Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

NEWCO’s deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. NEWCO evaluates the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If NEWCO experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, NEWCO normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if NEWCO experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, NEWCO then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, NEWCO would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, NEWCO establishes a valuation allowance.

NEWCO recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the positions. The tax benefits recognized in the combined financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. NEWCO reevaluates the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. NEWCO recognizes potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 12 for additional information.

New Accounting Standards

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. The Company adopted this standard beginning January 1, 2018 and the adoption did not have a material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which aims to simplify the subsequent measurement of goodwill by removing Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation. Under the new standard, an impairment loss will be recognized in the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. NEWCO adopted this standard on September 28, 2019 (the date of our annual goodwill impairment testing) with no impact to our financial statements for the year ended December 31, 2019.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the classification and presentation of eight specific cash flow issues in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which clarifies that restricted cash and restricted cash equivalents should be included in cash and equivalents in the statement of cash flows. The Company adopted these standards beginning January 1, 2018 using a retrospective transition approach and the adoption of these standards did not have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including trade receivables. This standard is effective for NEWCO beginning January 1, 2020.

The Company is in the process of designing an allowance methodology and the related internal controls and governance structure for our accounts receivable and financing receivables to comply with these new requirements. NEWCO expects to record an increase in the allowance for both Accounts receivable and Financing receivables on our opening Combined Balance Sheet as of January 1, 2020, with a corresponding net-of-tax adjustment to retained earnings. NEWCO expects the anticipated increase in the allowance is primarily the result of extending the forecast period to the entire lifetime of our accounts and financing receivables. The final adoption impact will depend on the nature of our portfolio, macroeconomic conditions, and forecasts at that time. We expect this new methodology could increase volatility in our quarterly allowance provision, as we will be estimating losses over a longer forecast period.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all leases with terms greater than twelve months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842.”

On January 1, 2019, NEWCO adopted ASC 842 using the modified retrospective transition method for all lease arrangements existing at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 840, Leases. Upon adoption of ASC 842, we recorded a ROU asset and lease liabilities for operating leases, which are presented in the following three line items in the Combined Balance Sheet: (i) Operating lease right-of-use assets; (ii) Current operating lease liabilities; and (iii) Operating lease liabilities. The adoption of ASC 842 had no impact on our combined net earnings and cash flows.

NEWCO elected the package of practical expedients for leases that commenced before the effective date of ASC 842 whereby it elected to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. In addition, NEWCO has lease agreements with lease and non-lease components and it has elected the practical expedient for all underlying asset classes and accounts for them as a single lease component. NEWCO’s finance lease and lessor arrangements are immaterial. Refer to Note 14 for the expanded disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016 and 2017, the FASB issued several amendments to the standard, including clarification to the guidance on reporting revenues as a principal versus an agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability, presentation of sales taxes, impairment testing for contract costs, disclosure of performance obligations, and provided additional implementation guidance. The new standard also requires additional disclosures intended to provide users of financial statements comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts, including judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company adopted this standard beginning January 1, 2018 using the modified retrospective method, and the recognition of revenue for the majority of customer contracts remained substantially unchanged; for the customer contracts that changed, the Company determined the impact to the financial statements to be immaterial. NEWCO has identified and implemented appropriate changes to its processes, systems, and controls to support recognition and disclosure under the new standard. Furthermore, its disclosures have been expanded to meet the new standard’s disclosure objectives. Refer to Note 11 for the expanded disclosures.

NOTE 3. ACQUISITIONS AND DIVESTITURES

NEWCO continually evaluates potential acquisitions that either strategically fit with NEWCO’s existing portfolio or expand NEWCO’s portfolio into a new and attractive business area. The Company has completed a number of acquisitions that have been accounted for as purchases and have resulted in the recognition of goodwill in its financial statements. This goodwill arises because the purchase prices for these businesses reflect a number of factors including the future earnings and cash flow potential of these businesses, the multiple to earnings, cash flow, and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which NEWCO acquired the businesses, the avoidance of the time and costs which would be required (and the associated risks that would be encountered) to enhance NEWCO’s existing offerings to key target markets and develop new and profitable businesses, and the complementary strategic fit and resulting synergies these businesses bring to existing operations.

NEWCO makes an initial allocation of the purchase price at the date of acquisition based upon its understanding of the fair value of the acquired assets and assumed liabilities. The Company obtains this information during due diligence and through other sources. In the months after closing, as it obtains additional information about these assets and liabilities, including through tangible and intangible asset appraisals, and learns more about the newly acquired business, the Company is able to refine the estimates of fair value and more accurately allocate the purchase price. Only items that existed as of the acquisition date are considered for subsequent adjustment. The Company makes appropriate adjustments to purchase price allocations prior to completion of the applicable measurement period, as required.

The Company did not complete any acquisitions during the year ended December 31, 2019. The following describes the Company’s acquisition activity for the years ended December 31, 2018 and 2017:

Completed Acquisitions in 2018

Midco

On December 12, 2018, the Company acquired Midco Limited (“Midco”), a privately-held, leading fuel dispensing systems and related fueling station equipment engineer and manufacturer in India, for a total purchase price of $35.9 million, net of cash acquired. Midco’s core expertise is in designing high-precision, durable, safe, and user-friendly products that enable service stations to function efficiently. Midco is headquartered in Mumbai, India, and generated annual revenues of approximately $37 million (unaudited) in 2017. We financed the acquisition with available cash and recorded $29.4 million of goodwill, which is not tax deductible.

Revenue attributable to this acquisition was immaterial for the year ended December 31, 2018.

Completed Acquisitions in 2017

Orpak

On December 2, 2015, the Company purchased a 20% stake in Orpak Systems Limited (“Orpak”) for $20.0 million and accounted for this ownership stake under the equity method until it acquired the remaining 80% on August 31, 2017 (the “Orpak Acquisition”). Total cash consideration paid for the remaining 80% was $190.4 million, net of cash acquired. This resulted in the revaluation of its prior interest, and the Company recorded a gain from acquisition of $15.3 million. Immediately prior to the Orpak Acquisition on August 31, 2017, the Company’s investment in Orpak was valued at $21.6 million, reflecting its initial investment and all equity earnings attributable to NEWCO.

Orpak delivers comprehensive solutions to oil companies and commercial fleets, improving profitability and optimizing performance from the forecourt to the head office. Orpak is headquartered in Bnei Brak, Israel, and generated annual revenues of approximately $90 million (unaudited) in 2016. The Company recorded $183.5 million of goodwill related to the Orpak Acquisition, which is not tax deductible.

Revenue attributable to this acquisition was $34.6 million for the year ended December 31, 2017.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions consummated during the years ended December 31 ($ in millions):

	2018	2017
Accounts receivable	$3.7	$35.9
Inventories	3.9	12.5
Property, plant and equipment	0.4	6.0
Goodwill	29.4	183.5
Other intangible assets, primarily customer relationships, trade names and technology	—	84.0
Trade accounts payable	(0.1)	(10.8)
Other assets and liabilities, net	(1.4)	(120.1)
Previously held investment	—	(0.6)

Net cash consideration	$35.9	$190.4

Transaction-related costs are recorded in Selling, general and administrative expenses in the accompanying Combined Statements of Earnings. Transaction-related costs for acquisitions closed in 2018 and 2017 were immaterial.

Purchase price allocation adjustments recorded in 2019 and 2018 that related to acquisitions closed in 2018 and 2017 were immaterial.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma information for the periods below gives effect to the 2018 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time ($ in millions):

2018
Sales	$2,690.6
Net earnings	$387.4

Other Investments

On September 11, 2018, the Company acquired a minority interest in Tritium Holdings Pty, Ltd (“Tritium”) for $44.9 million. On September 13, 2019, the Company made an additional equity investment in Tritium of $4.1 million. Tritium specializes in the design and manufacture of DC fast charging solutions for electric vehicles. Established in 2001, it launched its first DC fast charger in 2014, and has since become a leading global supplier, with installations in 26 countries. Tritium offers a range of hardware, software, and services developed and designed to support the global transition to e-mobility.

NEWCO’s investment in Tritium is recorded in Other assets in the accompanying Combined Balance Sheets at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluates this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the year ended December 31, 2019.

Divestitures

On October 9, 2019, NEWCO sold its interest in Gilbarco Hungary ACIS and its Gilbarco Romania ACIS business (“ACIS”) for $1.7 million, and recognized a loss on the transactions of $0.1 million. These transactions did not meet the criteria for discontinued operations reporting, and therefore the operating results of ACIS prior to the disposition are included in continuing operations for all periods presented.

NOTE 4. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2019	2018
Finished goods	$95.8	$106.7
Work in process	25.2	31.9
Raw materials	103.1	111.8

Total	$224.1	$250.4

As of December 31, 2019 and 2018, the difference between inventories valued at LIFO and the value of that same inventory if the FIFO method had been used was not significant. The liquidation of LIFO inventory did not have a significant impact on the results of operations in any period presented.

NOTE 5. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of trade accounts receivable with extended payment terms beyond one year (“A/R”), commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed.

PSAs are installment sales contracts originated between the franchisee and technicians or independent shop owners which enable these customers to purchase tools and equipment on an extended-term payment plan. PSA payment terms are generally up to five years. Upon origination, the Company assumes the PSA by crediting the franchisee’s trade accounts receivable. As a result, originations of PSAs are non-cash transactions. The Company records PSAs at amortized cost.

Franchisee Notes have payment terms of up to 10 years and include financing to fund business startup costs including: 1) installment loans to franchisees used generally to finance inventory, equipment, and franchise fees; 2) lines of credit to finance working capital, including additional purchases of inventory.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term.

Product sales to franchisees and the related financing income is included in Cash flows from operating activities in the accompanying Combined Statements of Cash Flows.

The components of financing receivables with payments due in less than twelve months that are recorded in Accounts receivable in the accompanying Combined Balance Sheets as of December 31 were as follows ($ in millions):

	2019	2018
Gross current financing receivables:
PSAs	$104.6	$98.5
Franchisee Notes	15.7	16.5

Current financing receivables, gross	$120.3	$115.0
Allowance for credit losses:
PSAs	$10.0	$10.8
Franchisee Notes	7.2	8.9

Total allowance for credit losses	17.2	19.7

Total current financing receivables, net	$103.1	$95.3

Net current financing receivables:
PSAs, net	$94.6	$87.7
Franchisee Notes, net	8.5	7.6

Total current financing receivables, net	$103.1	$95.3

The components of financing receivables with payments due beyond one year as of December 31 were as follows ($ in millions):

	2019	2018
Gross long-term financing receivables:
A/R	$3.5	$4.0
PSAs	222.9	212.1
Franchisee Notes	60.2	54.6

Long-term financing receivables, gross	$286.6	$270.7
Allowance for credit losses(a):
PSAs	$19.4	$18.8
Franchisee Notes	4.7	5.3

Total allowance for credit losses	24.1	24.1

Total long-term financing receivables, net	$262.5	$246.6

Net long-term financing receivables:
A/R, net	$3.5	$4.0
PSAs, net	203.5	193.3
Franchisee Notes, net	55.5	49.3

Total long-term financing receivables, net	$262.5	$246.6

(a)	There is no allowance recorded on A/R with extended payment terms beyond one year.

Principal payments due beyond one year for PSAs, Franchisee Notes, and A/R as of December 31, 2019 and 2018 were scheduled as follows ($ in millions):

	2019			2018
	PSAs	Franchisee notes	A/R	PSAs	Franchisee notes	A/R
Due in Months:
13 to 24 months	$78.5	$13.9	$3.5	$73.5	$13.5	$4.0
25 to 36	69.8	6.2	—	66.5	5.7	—
37 to 48	53.2	6.7	—	50.7	6.1	—
49 to 60	21.4	6.9	—	21.4	6.4	—
Thereafter	—	26.5	—	—	22.9	—

Total	$222.9	$60.2	$3.5	$212.1	$54.6	$4.0

It’s the Company’s general practice to not engage in contract or loan modifications of existing arrangements. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings or in the event of significant natural disasters. Restructured financing receivables as of and for the years ended December 31, 2019 and 2018 were immaterial.

Payment delinquency is the primary indicator of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and the Company has three states of delinquency: 1) Past Due, 2) Impaired, and 3) Uncollectable.

Past Due Status

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on their account, interest will continue to accrue, and the PSA will not be deemed impaired. The table below sets forth the aging of the Company’s PSA balances at December 31 ($ in millions):

	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
2019	$3.7	$1.9	$7.2	$12.8	$314.7	$327.5	$7.2
2018	$3.5	$1.8	$7.2	$12.5	$298.1	$310.6	$7.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were immaterial as of December 31, 2019 and 2018.

Impaired Status

Financing receivables are evaluated for impairment monthly. A financing receivable is considered impaired when it is probable that all amounts related to the receivable will not be collected according to its contractual terms. When a financing receivable is deemed impaired, a reserve is recorded for the amounts not expected to be collected.

PSAs are deemed impaired when contractually delinquent for 90 days.

Franchisee Notes are considered impaired when they become more than 35 days past due or upon separation of the franchisee. Impairment reserves take into account any security interest in underlying equipment. Franchisee Notes are reclassified to current when a franchisee begins the separation process either voluntarily or involuntarily. Involuntary separation generally occurs when Franchisee Notes are 35 days past due.

There were $34.3 million and $33.5 million of impaired PSAs as of December 31, 2019 and 2018, respectively. There were $11.2 million and $12.4 million of impaired Franchisee Notes as of December 31, 2019 and 2018, respectively, all of which related to franchisees in the separation process.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days. Prior to December 31, 2017, PSAs were deemed uncollectable and written-off when they are both contractually delinquent and no payment had been received for 365 days.

Franchisee Notes are generally deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectable status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) in other instances in which management concludes collectability is not reasonably assured.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors including the aging of its financing receivables, historical credit loss and portfolio delinquency experience, and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy, or other events, that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable a specific reserve is recorded.

The following is a rollforward of the aggregated allowance for credit losses related to the Company’s financing receivables, for the years ended December 31, 2019, 2018, and 2017 ($ in millions):

	As of December 31,
	2019	2018	2017
Balance at beginning of year	$43.8	$41.9	$64.3
Provision for credit losses	30.9	22.3	23.0
Write-offs	(35.4)	(22.2)	(47.3)
Recoveries of amounts previously charged off	2.0	1.8	1.9

Balances at end of year	$41.3	$43.8	$41.9

The following is a rollforward of the allowances for credit losses related to the Company’s PSAs and Franchisee Notes for the years ended December 31, 2019 and 2018 ($ in millions):

	December 31, 2019		December 31, 2018
	PSAs	Franchisee notes	PSAs	Franchisee notes
Balance at beginning of year	$29.6	$14.2	$29.8	$12.1
Provision for credit losses	26.4	4.5	15.8	6.5
Write-offs	(28.2)	(7.2)	(17.7)	(4.5)
Recoveries of amounts previously charged off	1.6	0.4	1.7	0.1

Balances at end of year	$29.4	$11.9	$29.6	$14.2

The allowance associated with the Company’s trade accounts receivable with extended payment terms is immaterial.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2019	2018
Land and improvements	$6.2	$6.5
Buildings and leasehold improvements	57.3	58.6
Machinery and equipment	263.7	422.3

Gross property, plant and equipment	327.2	487.4
Less: accumulated depreciation	(225.3)	(306.8)

Property, plant and equipment, net	$101.9	$180.6

NEWCO did not allocate interest to capital projects or capitalize interest related to capital expenditures during the years ended December 31, 2019 and 2018.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is recorded when the purchase price of acquired businesses exceeds the fair value of separately identifiable tangible and intangible assets acquired less assumed liabilities. The Company assesses goodwill of each of its reporting units for impairment at least annually as of the first day of the fourth quarter and as “triggering” events occur that indicate it is more likely than not that an impairment exists. The Company elected to bypass the optional qualitative goodwill assessment allowed by applicable accounting standards and performed a quantitative impairment test for all reporting units, as this was determined to be the most effective method to assess impairment across its reporting units.

The Company estimates the fair value of its reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) determined by current trading market multiples of earnings for companies operating in businesses similar to each of NEWCO’s reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances the Company also evaluates other factors, including estimating fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions, and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, NEWCO will impair the goodwill for the amount of the carrying value in excess of the fair value.

In 2019, the Company had five reporting units for goodwill impairment testing. The carrying value of the goodwill included in each individual reporting unit ranged from $15.2 million to approximately $742.0 million. No goodwill impairment charges were recorded for the years ended December 31, 2019, 2018, and 2017, and no “triggering” events have occurred subsequent to the performance of the 2019 annual impairment test. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated, and a charge would be taken against net earnings.

The following is a rollforward of the Company’s goodwill ($ in millions):

Total
Balance, January 1, 2018	$1,129.0
Additions to goodwill for current year acquisitions	29.4
Foreign currency translation and other	(18.9)

Balance, December 31, 2018	1,139.5
Foreign currency translation and other	18.3

Balance, December 31, 2019	$1,157.8

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2019		2018
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:
Patents and technology	$70.2	$(44.5)	$68.7	$(38.8)
Customer relationships and other intangibles	268.0	(125.3)	252.9	(97.5)

Total finite-lived intangibles	$338.2	$(169.8)	$321.6	$(136.3)
Indefinite-lived intangibles:
Trademarks and trade names	105.9	—	104.9	—

Total intangibles	$444.1	$(169.8)	$426.5	$(136.3)

No finite-lived intangible assets were acquired during 2019; however in 2019 an adjustment was made to patents and technology and other intangibles relating to the valuation of finite-lived intangible assets acquired in 2018. Refer to Note 3 for additional information regarding completed acquisitions.

Based on the intangible assets recorded as of December 31, 2019, amortization expense is estimated to be $27 million during 2020, $26 million during 2021, $22 million during 2022, $18 million during 2023, and $17 million during 2024.

NOTE 8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2019		2018
	Current	Noncurrent	Current	Noncurrent
Taxes, income and other	$11.8	$111.5	$20.2	$96.5
Deferred revenue	87.0	63.2	117.2	60.7
Compensation, pension and post-retirement benefits	75.4	26.7	74.8	23.1
Warranty	56.6	0.8	55.0	0.9
Sales and product allowances	35.1	—	33.7	—
Claims, including self-insurance and litigation	6.4	55.5	6.2	53.2
Other	47.0	37.8	50.1	45.5

Total	$319.3	$295.5	$357.2	$279.9

Warranty

NEWCO generally accrues estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of NEWCO’s accrued warranty liability ($ in millions):

Balance, December 31, 2017	$51.0
Accruals for warranties issued during the period	63.6
Settlements made	(61.2)
Additions due to acquisitions	2.6
Effect of foreign currency translation	(0.1)

Balance, December 31, 2018	55.9
Accruals for warranties issued during the period	64.1
Settlements made	(61.2)
Reductions due to disposition	(1.9)
Effect of foreign currency translation	0.5

Balance, December 31, 2019	$57.4

NOTE 9. FINANCING

NEWCO has entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain NEWCO businesses participated in Fortive’s cash pooling arrangements. As of December 31, 2019 and 2018, certain NEWCO businesses were in a cash overdraft position, and such overdrafts are included in Short-term borrowings in the accompanying Combined Balance Sheets.

As part of Fortive, NEWCO engaged in intercompany financing transactions. Transactions between Fortive and NEWCO have been included in Long-term debt in the accompanying Combined Balance Sheets. The average interest rate for these loans was approximately 1.0% during the years ended December 31, 2019 and 2018, respectively. The settlements of the related-party loans payable as of and for the years ended December 31, 2019 and 2018 were cash settlements. The Company anticipates the remaining transactions to be settled prior to the consummation of the distribution.

Third party debt held by Fortive and the related interest expense was not allocated to the Company.

The following table reflects the carrying value of the components of the Company’s debt as of December 31 ($ in millions):

	2019	2018
Short-term borrowings:
8.45% Credit Facility due September 2019	$—	$10.3
7.00% Credit Facility due in January 2020	12.6	—
Other short-term borrowings and bank overdrafts	4.2	8.2

Total short-term borrowings	$16.8	$18.5

Long-term debt:
Related-party loans with Fortive entities	$24.6	$219.2
Other long-term debt	—	3.3

Long-term debt	$24.6	$222.5

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt in the table above are immaterial. Given the nature of NEWCO’s borrowings, the carrying value approximates fair value at both December 31, 2019 and 2018.

7.00% Credit Facility due January 2020

On October 9, 2019, the Company entered into a credit facility with Citibank, N.A. with borrowing capacity of up to 900 million Indian Rupees (or approximately $12.6 million as of December 31, 2019) to facilitate working capital needs for certain businesses in India. As of December 31, 2019, the Company had no substantial borrowing capacity remaining. The effective interest rate associated with its outstanding borrowings was 7.0% as of December 31, 2019. On January 6, 2020, the credit facility with Citibank, N.A. was extended with a repayment date of April 3, 2020.

8.45% Credit Facility due September 2019

The Company entered into a credit facility with Citibank, N.A. with borrowing capacity of up to 2 billion Indian Rupees (or approximately $28.7 million as of December 31, 2018) to facilitate working capital needs for certain businesses in India. The outstanding principal of $10.3 million as of December 31, 2018 was repaid in 2019.

Other

The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of December 31, 2019 and 2018 was approximately 9.0% and 10.2%, respectively.

Interest payments associated with the above borrowings were immaterial for the years ended December 31, 2019, 2018, and 2017.

NOTE 10. PENSION PLANS

Certain of NEWCO’s employees participate in noncontributory defined benefit pension plans. In general, the Company’s policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan’s funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates and other factors.

The following sets forth the funded status of NEWCO’s plans as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	U.S. Pension Benefits		Non-U.S. Pension Benefits
	2019	2018	2019	2018
Change in pension benefit obligation:
Benefit obligation at beginning of year	$6.7	$7.3	$11.8	$14.6
Service cost	—	—	0.2	0.3
Interest cost	0.2	0.2	0.3	0.4
Benefits paid and other	(0.5)	(0.6)	(1.5)	(1.8)
Actuarial loss (gain)	0.4	(0.2)	0.7	(0.7)
Foreign exchange rate impact and other	—	—	(0.1)	(1.0)

Benefit obligation at end of year	$6.8	$6.7	$11.4	$11.8

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$7.4	$9.5
Actual return on plan assets	—	—	1.1	(0.1)
Employer contributions	0.5	0.6	0.6	0.6
Benefits paid and other	(0.5)	(0.6)	(1.5)	(1.8)
Foreign exchange rate impact and other	—	—	0.1	(0.8)

Fair value of plan assets at end of year	$—	$—	$7.7	$7.4

Funded status	$(6.8)	$(6.7)	$(3.7)	$(4.4)

The difference between the accumulated benefit obligation and the projected benefit obligation as of December 31, 2019 and 2018 is immaterial.

Weighted average assumptions used to determine benefit obligations at date of measurement

	U.S. Pension Plan		Non-U.S. Pension Plans
	2019	2018	2019	2018
Discount rate	3.03%	4.18%	2.04%	3.06%
Rate of compensation increase(a)	N/A	N/A	3.00%	3.00%

(a)	The U.S. plan is frozen.

Components of net periodic pension cost

	U.S. Pension Benefits		Non-U.S. Pension Benefits
($ in millions)	2019	2018	2019	2018
Service cost	$—	$—	$0.2	$0.3
Interest cost	0.2	0.2	0.3	0.4
Expected return on plan assets	—	—	(0.4)	(0.5)
Amortization of net loss	0.2	0.2	0.2	0.3

Net periodic pension cost	$0.4	$0.4	$0.3	$0.5

Included in Accumulated other comprehensive income as of December 31, 2019 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized actuarial losses of approximately $5.0 million ($3.9 million, net of tax) and immaterial unrecognized prior service cost. The unrecognized prior service cost and actuarial losses included in Accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ending December 31, 2020 are immaterial. The unrecognized losses are calculated as the difference between the actuarially determined projected benefit obligation, the value of the plan assets, and the accumulated contributions in excess of net periodic pension cost as of December 31, 2019. No plan assets are expected to be returned to the Company during the year ending December 31, 2020.

Weighted average assumptions used to determine net periodic pension cost at date of measurement:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2019	2018	2019	2018
Discount rate	4.18%	3.49%	3.06%	3.12%
Expected return on plan assets	N/A	N/A	5.39%	5.51%
Rate of compensation increase	N/A	N/A	3.00%	3.41%

For non-U.S. plans, discount rates appropriate for each plan are determined based on investment-grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

For both the years ended December 31, 2019 and 2018, the expected rates of return on plan assets reflected the asset allocation of the plans and ranged from 2.75% to 6.00%. The expected rates of return on plan asset assumptions for the non-U.S. plans were determined on a plan-by-plan basis based on the composition of assets.

NEWCO reports all components of net periodic pension costs, with the exception of service costs, in Other non-operating expenses as a component of Non-operating income (expense) in the accompanying Combined Statements of Earnings for all periods presented. Service costs are reported in Cost of sales and Selling, general and administrative expenses in the accompanying Combined Statements of Earnings according to the classification of the participant’s compensation.

Plan Assets

Plan assets are invested in various equity and debt securities as determined by the administrator of each plan. Some of these investments, consisting of mutual funds and other private investments, are valued using the net asset value (“NAV”) method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of the Company’s pension plans recorded in the financial statements.

The fair values of NEWCO’s pension plan assets as of December 31, 2019, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	$—	$—	$0.4
Fixed income securities:
Corporate bonds	—	0.3	—	0.3
Mutual funds	—	4.8	—	4.8
Common Stock	1.2	—	—	1.2

Total	$1.6	$5.1	$—	$6.7
Investments measured at NAV(a):
Mutual funds				0.5
Other private investments				0.5

Total assets at fair value				$7.7

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of NEWCO’s pension plan assets as of December 31, 2018, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	$—	$—	$0.4
Mutual funds	—	6.5	—	6.5

Total	$0.4	$6.5	$—	$6.9
Investments measured at NAV(a):
Mutual funds				0.1
Other private investments				0.4

Total assets at fair value				$7.4

(a)	The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds and mutual funds not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan’s share of the fair value of the net assets of the investment. Depending on the nature of the assets, the underlying investments are valued using a combination of either discounted cash flows, earnings and market multiples, third party appraisals, or through reference to the quoted market prices of the underlying investments held by the venture, partnership or private entity where available. In addition, some of these investments have limits on their redemption to monthly, quarterly, semiannually or annually and may require up to 90 days prior written notice. Valuation adjustments reflect changes in operating results, financial condition, or prospects of the applicable portfolio company.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected Contributions

During 2019, Fortive contributed $0.6 million on behalf of NEWCO to the non-U.S. defined benefit pension plans. During 2020, cash contribution requirements for non-U.S. defined benefit pension plans are expected to be approximately $0.4 million.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

	U.S. Pension Plans	Non-U.S. Pension Plans	All Pension Plans
2020	$0.6	$0.5	$1.1
2021	0.6	0.7	1.3
2022	0.6	0.6	1.2
2023	0.6	0.6	1.2
2024	0.6	0.7	1.3
2025-2029	2.5	3.5	6.0

Defined Contribution Plans

Fortive administers and maintains 401(k) programs for the benefit of U.S. employees on behalf of NEWCO. Contributions are determined based on a percentage of compensation. The Company recognized compensation expense for its participating U.S. employees in the 401(k) Programs totaling $14.9 million in 2019, $14.3 million in 2018 and $13.7 million in 2017.

NOTE 11. SALES

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting policy under ASC Topic 605, Revenue Recognition. The Company recorded an immaterial transition adjustment to opening Net Parent investment as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impact to revenues as a result of applying Topic 606 for the year ended December 31, 2018 was immaterial.

NEWCO’s significant revenue accounting policies are detailed in Note 2 of the accompanying combined financial statements. Significant changes to the accounting policies as a result of adopting Topic 606 are discussed below:

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services.

Contract Assets—In certain circumstances, the Company records contract assets that include unbilled amounts, typically resulting from sales under contracts for which revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were immaterial as of December 31, 2019.

Contract Costs—The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by our customers in certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. As of December 31, 2019, the Company had $95.2 million in net revenue-related capitalized contract costs primarily related to assets used by our customers in certain software contracts, which are recorded in Prepaid expenses and other current assets and Other assets in the accompanying Combined Balance Sheet. The Company’s revenue-related capitalized contract costs related to assets used by our customers in certain software contracts at December 31, 2018 were $110.1 million, the majority of which were recorded in Property, plant and equipment in the accompanying Combined Balance Sheet. These assets have estimated useful lives between 3 and 5 years.

Impairment losses related to contract-related capitalized contract costs were immaterial in the year ended December 31, 2019.

Contract Liabilities—The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in Other long-term liabilities in the accompanying Combined Balance Sheets.

The Company’s contract liabilities consisted of the following as of December 31 ($ in millions):

	2019	2018
Deferred revenue - current	$87.0	$117.2
Deferred revenue - noncurrent	63.2	60.7

Total contract liabilities	$150.2	$177.9

The decrease in the Company’s contract liabilities from December 31, 2018 to December 31, 2019 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services. During the year ended December 31, 2019, the Company recognized $98.5 million of revenue related to its contract liabilities at January 1, 2019.

Remaining Performance Obligations—Remaining performance obligations represent the transaction price of firm, noncancelable orders and the annual contract value for software as a service contracts with expected customer delivery dates beyond one year from December 31, 2019 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of December 31, 2019 are $418.7 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 40% of the remaining performance obligations will be fulfilled within the next two years, 70% within the next three years, and substantially all within four years.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, major product group, and end market, as it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the years ended December 31 is as follows ($ in millions):

	2019	2018	2017
Sales:
Sales of products	$2,484.0	$2,408.1	$2,241.3
Sales of services	288.1	257.8	256.9

Total	$2,772.1	$2,665.9	$2,498.2

Major Product Group:
Mobility technologies	$2,134.2	$2,026.3	$1,872.1
Diagnostics and repair technologies	637.9	639.6	626.1

Total	$2,772.1	$2,665.9	$2,498.2

End Markets:
Retail fueling(a)	$1,904.3	$1,768.1	$1,631.8
Vehicle repair and wheel service(a)	574.6	581.6	569.4
Other(a)	293.2	316.2	297.0

Total	$2,772.1	$2,665.9	$2,498.2

(a)

Retail fueling, Vehicle repair and wheel service, and Other end markets include sales made through third-party distributors. Total distributor sales for the years ended December 31, 2019, 2018, and 2017 were $1,463.4 million, $1,402.0 million, and $1,344.1 million, respectively.

NOTE 12. INCOME TAXES

NEWCO’s operating results were included in Fortive’s various consolidated U.S. federal and certain state income tax returns, as well as certain non-U.S. returns. NEWCO’s combined financial statements reflect income tax expense and deferred tax balances as if it had filed tax returns on a standalone basis separate from Fortive. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if NEWCO was a separate taxpayer and a standalone enterprise for all periods presented. The Parent’s global tax model has been developed based on its entire portfolio of businesses. In addition, no significant third-party interest expense has been attributed to NEWCO in book income, which has a material impact on a number of components of the effective tax rate for the year ended December 31, 2019, particularly in light of the impacts of the Tax Cuts and Jobs Act (the “TCJA”). Accordingly, NEWCO’s results as presented are not necessarily indicative of future performance and do not necessarily reflect the results had NEWCO been an independent, publicly traded company for the periods presented.

Tax Cuts and Jobs Act

On December 22, 2017, the U.S. enacted comprehensive tax reform commonly referred to as the TCJA. The U.S. Government is still issuing significant amounts of TCJA guidance that NEWCO expects to continue into the foreseeable future. NEWCO is actively monitoring the impact of new Treasury Regulations. Any future adjustments resulting from retrospective guidance issued after December 31, 2019 will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

During 2018, Fortive made the election on its 2017 Federal Income Tax Return to pay the one-time TCJA Transition Tax liability over an eight-year period without interest, as allowed by TCJA. In 2017, the current federal provision for income taxes includes a one-time amount payable to the U.S. for the Transition Tax which was recorded in Parent’s equity as it was deemed immediately settled with Fortive.

NEWCO has presented the impacts of the TCJA in the tables below.

Earnings and Income Taxes

Earnings before income taxes for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
United States	$510.9	$460.7	$444.7
International	54.9	46.6	79.2

Total	$565.8	$507.3	$523.9

The provision for income taxes for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Current:
Federal U.S.	$80.2	$71.2	$124.6
Non-U.S.	19.5	25.5	19.7
State and local	16.8	19.3	17.8
Deferred:
Federal U.S.	13.2	8.9	(16.5)
Non-U.S.	(1.1)	(3.7)	1.5
State and local	0.7	0.6	3.5

Income tax provision	$129.3	$121.8	$150.6

Deferred Tax Assets and Liabilities

All deferred tax assets and liabilities have been classified as noncurrent and are included in Other assets and Other long-term liabilities in the accompanying Combined Balance Sheets. Deferred income tax assets and liabilities as of December 31 were as follows ($ in millions):

	2019	2018
Deferred Tax Assets:
Allowance for doubtful accounts	$12.6	$14.4
Financing receivables	4.6	4.6
Operating lease liabilities	8.7	—
Inventories	6.9	7.9
Pension benefits	0.8	0.8
Other accruals and prepayments	25.9	28.3
Deferred revenue	6.3	5.8
Warranty services	12.3	11.7
Stock-based compensation expense	4.3	4.9
Tax credit and loss carryforwards	34.4	29.0
Valuation allowances	(29.7)	(24.7)

Total deferred tax asset	$87.1	$82.7

Deferred Tax Liabilities:
Property, plant and equipment	(8.0)	(11.2)
Operating lease right-of-use assets	(8.7)	—
Insurance, including self-insurance	(78.2)	(68.7)
Goodwill and other intangibles	(75.7)	(70.4)
Other	0.4	(1.3)

Total deferred tax liability	$(170.2)	$(151.6)

Net deferred tax liability	$(83.1)	$(68.9)

NEWCO’s separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Fortive. In many cases the tax losses and tax credits generated by NEWCO have been available for use by Fortive and may remain with Fortive after the distribution.

Deferred taxes associated with U.S. businesses consist of net deferred tax liabilities of approximately $81.1 million and $72.2 million inclusive of valuation allowance of $10.1 million and $9.3 million as of December 31, 2019 and December 31, 2018, respectively. Deferred taxes associated with non-U.S. entities consist of net deferred tax liabilities of approximately $2.0 million and net deferred tax assets of $3.3 million inclusive of valuation allowances of $19.6 million and $15.4 million as of December 31, 2019 and 2018, respectively. During 2019, NEWCO’s valuation allowance increased by $5.0 million due primarily to valuation allowances related to foreign net operating losses and U.S. credits.

As of December 31, 2019 and 2018, NEWCO’s U.S. net operating loss carryforwards totaled $6.1 million and $6.8 million, respectively. As of December 31, 2019 and 2018, NEWCO’s non-U.S. net operating loss carryforwards totaled $114.1 million and $81.3 million, respectively. Recognition of some of these loss carryforwards is subject to an annual limit, which may cause them to expire before they are used.

As of December 31, 2019, NEWCO had $10.1 million in foreign tax credit carryforwards offset with a full valuation allowance of $10.1 million.

Effective Income Tax Rate

The effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings
	2019	2018	2017
Statutory federal income tax rate	21.0%	21.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes (net of federal income tax benefit)	2.8%	3.1%	2.5%
Foreign income taxed at different rate than U.S. statutory rate	0.8%	2.2%	(2.0)%
U.S. federal permanent differences related to the TCJA tax reform	(1.5)%	(1.8)%	—%
Compensation Related	(0.3)%	(0.5)%	(0.5)%
Other	—%	—%	(0.5)%

Effective income tax rate prior to one-time TCJA	22.8%	24.0%	34.5%

Deferred Tax Revaluation	—%	—%	(7.1)%
Transition Tax	—%	—%	1.3%

Total one-time impacts related to the TCJA	—%	—%	(5.8)%

Estimated effective income tax rate including one-time impacts of the TCJA	22.8%	24.0%	28.7%

NEWCO’s estimated effective tax rate for 2019 and 2018 differs from the U.S. federal statutory rate of 21.0% due primarily to the effect of the TCJA U.S. federal permanent differences, the impact of credits and deductions provided by law, the mix of earnings outside the U.S. taxed at rates different than the U.S. federal statutory rate, and state tax impacts, exclusive of the impact of external interest expense as no external debt has been allocated by Fortive.

NEWCO’s effective tax rate for 2017, including one-time impacts of the TCJA, differs from the U.S. federal statutory rate of 35.0% due primarily to net favorable impacts associated with the TCJA, mix of earnings outside the U.S. taxed at rates lower than the U.S. federal statutory rate, the impact of credits and deductions provided by law, and state tax impacts.

NEWCO recorded the deferred tax revaluation to reflect the reduction in the U.S. corporate income tax rate from 35.0% to 21.0% in 2017 pursuant to the TCJA. In accordance with accounting guidance, NEWCO measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. NEWCO’s 2017 deferred federal and state income tax provisions include a tax benefit of $37.5 million related to the deferred tax revaluation.

NEWCO conducts operations globally, and, as part of their global business, NEWCO files numerous income tax returns in the U.S. federal, state and foreign jurisdictions both with Fortive and separately. NEWCO together and separately with Fortive are routinely examined by various domestic and international taxing authorities. Fortive is subject to examination in the United States, various states and foreign jurisdiction for the tax years 2010 to 2018. NEWCO’s global tax positions are reviewed on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions and the expiration of statutes of limitations, reserves for contingent tax liabilities are accrued or adjusted as necessary. Certain tax liabilities associated with NEWCO only tax return filings will be retained by NEWCO. Tax liabilities arising from joint returns with both NEWCO and Fortive businesses will remain with Fortive after the distribution.

Unrecognized Tax Benefits

As of December 31, 2019, gross unrecognized tax benefits were $14.5 million ($14.2 million total, including $2.7 million associated with interest and penalties, and net of the impact of $3.0 million of indirect tax benefits). As of December 31, 2018, gross unrecognized tax benefits were $11.5 million ($11.2 million total, including $2.5 million associated with interest and penalties, and net of the impact of $2.8 million of indirect tax benefits). NEWCO recognized approximately $0.2 million in potential interest and penalties associated with uncertain tax positions during the years ended December 31, 2019, 2018, and 2017, respectively. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in NEWCO’s income tax provision.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2019	2018	2017
Unrecognized tax benefits, beginning of year	$11.5	$11.3	$10.8
Additions based on tax positions related to the current year	0.4	0.2	0.5
Additions for tax positions related to prior years	2.6	—	—

Unrecognized tax benefits, end of year	$14.5	$11.5	$11.3

Repatriation and Unremitted Earnings

As part of Fortive, NEWCO is dependent upon Fortive for all of its working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions relating to NEWCO are accounted for through the Net Parent investment account of the Company. Accordingly, none of Fortive’s cash, cash equivalents or debt at the corporate level has been assigned to NEWCO in the accompanying combined financial statements.

The TCJA eliminated the U.S. tax cost for qualified repatriation beginning in 2018. Foreign cumulative earnings remain subject to foreign remittance taxes. As a result of the TCJA, Fortive repatriated cash, a portion of which was related to NEWCO. This excludes foreign earnings: 1) required as working capital for local operating needs, 2) subject to local law restrictions, 3) subject to high foreign remittance tax costs, 4) previously invested in physical assets or acquisitions, or 5) intended for future acquisitions/growth. For most of Fortive’s foreign operations, including operations of NEWCO, Fortive makes an assertion regarding the amount of earnings in excess of intended repatriation that are expected to be held for indefinite reinvestment. No provisions for foreign remittance taxes have been made with respect to earnings of NEWCO that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the restriction period, and the various tax planning alternatives Fortive could employ on behalf of NEWCO if it repatriated these earnings.

NOTE 13. RESTRUCTURING AND OTHER RELATED CHARGES

Restructuring and other related charges for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Employee severance related	$6.1	$2.0	$3.6
Facility exit and other related	0.1	—	—
Impairment charges	—	0.5	2.2

Total restructuring and other related charges	$6.2	$2.5	$5.8

Substantially all restructuring activities initiated in 2019 were completed by December 31, 2019. NEWCO expects substantially all cash payments associated with remaining termination benefits recorded in 2019 will be paid during 2020. Substantially all planned restructuring activities related to the 2018 and 2017 plans have been completed. Impairment charges relate to certain intangible assets.

The nature of NEWCO’s restructuring and related activities initiated in 2019, 2018, and 2017 focused on improvements in operational efficiency through targeted workforce reductions and facility consolidations and closures. NEWCO incurred these costs to provide superior products and services to NEWCO customers in a cost efficient manner while taking into consideration broad economic uncertainties.

The table below summarizes the accrual balance and utilization by type of restructuring cost associated with the Company’s 2019 and 2018 restructuring actions ($ in millions):

	Balance as of January 1, 2018	Costs Incurred	Paid/ Settled	Balance as of December 31, 2018	Costs Incurred	Paid/ Settled	Balance as of December 31, 2019
Employee severance and related	$2.0	$2.0	$(2.3)	$1.7	$6.1	$(3.3)	$4.5
Facility exit and other related	0.4	0.5	(0.8)	0.1	0.1	—	0.2

Total	$2.4	$2.5	$(3.1)	$1.8	$6.2	$(3.3)	$4.7

The restructuring and other related charges incurred during 2019 were cash charges. The restructuring and other related charges incurred during 2018 included cash charges of $2.0 million and non-cash charges of $0.5 million. The restructuring and other related charges incurred during 2017 included cash charges of $3.6 million and non-cash charges of $2.2 million. These charges are reflected in the following captions in the accompanying Combined Statements of Earnings ($ in millions):

	2019	2018	2017
Cost of sales	$2.0	$0.4	$0.3
Selling, general and administrative expenses	4.2	2.1	5.5

Total	$6.2	$2.5	$5.8

NOTE 14. LEASES

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a ROU asset and a lease liability for all leases with terms greater than twelve months, and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs; hereinafter the collection of lease guidance is referred to as “ASC 842.”

On January 1, 2019, NEWCO adopted ASC 842 using the modified retrospective transition method for all lease arrangements existing at the beginning of the period of adoption. Results for reporting periods beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historic accounting under Topic 840, Leases. The adoption of ASC 842 resulted in an increase in both assets and liabilities of approximately $48.0 million as of January 1, 2019. These balances are presented in the following three line items in the Combined Balance Sheet: (i) Operating lease right-of-use assets; (ii) Current operating lease liabilities; and (iii) Operating lease liabilities. The adoption of ASC 842 had no impact on our combined net earnings and cash flows.

NEWCO elected the package of practical expedients for leases that commenced before the effective date of ASC 842 whereby it elected to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases. In addition, NEWCO has lease agreements with lease and non-lease components, and it has elected the practical expedient for all underlying asset classes to account for them as a single lease component. NEWCO’s finance lease and lessor arrangements are immaterial.

NEWCO determines if an arrangement is a lease at inception. NEWCO has operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing locations, and certain equipment, primarily automobiles. Many leases include one or more options to renew, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases in less than one year. We considered options to renew in NEWCO’s lease terms and measurement of right-of-use assets and lease liabilities if NEWCO determined they were reasonably certain to be exercised.

Operating lease cost was $22.1 million, $23.1 million, and $16.3 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Short-term and variable lease cost, and cost for finance leases were immaterial for the year ended December 31, 2019. During the year ended December 31, 2019, cash paid for operating leases was $17.1 million and is included in operating cash flows. ROU assets obtained in exchange for operating lease obligations were immaterial for the year ended December 31, 2019.

The following table presents the maturity of our operating lease liabilities as of December 31, 2019 ($ in millions):

2020	$13.7
2021	9.0
2022	4.7
2023	3.5
2024	2.2
Thereafter	11.8

Total lease payments	44.9
Less: imputed interest	(6.9)

Total lease liabilities	$38.0

Future minimum lease payments as of December 31, 2018 for operating leases having initial or remaining non-cancelable lease terms in excess of one year under Topic 840 were as follows ($ in millions):

2019	$18.9
2020	11.8
2021	8.9
2022	4.8
2023	3.3
Thereafter	7.7

Total lease payments	$55.4

As of December 31, 2019, the weighted average lease term of our operating leases was 8.4 years, and the weighted average discount rate of our operating leases was 4.1%. We primarily use our incremental borrowing rate as the discount rate for our operating leases, as we are generally unable to determine the interest rate implicit in the lease.

NOTE 15. LITIGATION AND CONTINGENCIES

Litigation

NEWCO is, from time to time, subject to a variety of litigation and other proceedings incidental to NEWCO’s business, including lawsuits involving claims for damages arising out of the use of NEWCO’s products, software and services; claims relating to intellectual property matters, employment matters, commercial disputes, product liability (including asbestos exposure claims) and personal injury; as well as regulatory investigations or enforcement. NEWCO may also become subject to lawsuits as a result of past or future acquisitions, or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon NEWCO’s experience, current information and applicable law, NEWCO does not believe that these proceedings and claims will have a material adverse effect on NEWCO’s financial position, results of operations or cash flows.

While Fortive maintains workers’ compensation, property, cargo, automobile, crime, fiduciary, product, general, and director’s and officer’s liability insurance on behalf of NEWCO that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while NEWCO believes it is entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. On behalf of NEWCO, Fortive maintains third party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, Fortive purchases outside insurance coverage on behalf of NEWCO only for severe losses (stop loss insurance) and reserves are established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, NEWCO records a liability in the combined financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of NEWCO’s specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While NEWCO actively pursues financial recoveries from insurance providers, NEWCO does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves NEWCO has established are inadequate, NEWCO would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect NEWCO’s net earnings.

In connection with the recognition of liabilities for asbestos-related matters, NEWCO records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, NEWCO makes judgments concerning insurance coverage that NEWCO believes are reasonable and consistent with NEWCO’s historical dealings, its knowledge of any pertinent solvency issues surrounding insurers, and litigation and court rulings potentially impacting coverage. While the substantial majority of its insurance carriers are solvent, some of its individual carriers are insolvent, which has been considered in the NEWCO analysis of probable recoveries. Projecting future events is subject to various uncertainties, including litigation and court rulings potentially impacting coverage, that could cause insurance recoveries on asbestos-related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, NEWCO reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

NEWCO recorded gross liabilities associated with known and future expected asbestos claims of $54.4 million and $52.7 million as of December 31, 2019 and 2018, respectively. Known and future expected asbestos claims of $5.6 million and $5.2 million are included in Accrued expenses and other current liabilities in the accompanying Combined Balance Sheets as of December 31, 2019 and 2018, respectively. Known and future expected asbestos claims of $48.8 million and $47.5 million are included in Other long-term liabilities in the accompanying Combined Balance Sheets as of December 31, 2019 and 2018, respectively.

NEWCO recorded the related projected insurance recoveries of $24.9 million and $19.9 million as of December 31, 2019 and 2018, respectively. Insurance recoveries in the accompanying Combined Balance Sheet as of December 31, 2019 include $3.9 million in Prepaid expenses and other current assets and $21.0 million in Other assets. Insurance recoveries in the accompanying Combined Balance Sheet as of December 31, 2018 include $3.6 million in Prepaid expenses and other current assets and $16.3 million in Other assets.

Guarantees

As of December 31, 2019 and 2018, NEWCO had guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds of approximately $36.7 million and $53.8 million, respectively. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure NEWCO’s obligations and/or performance requirements related to specific transactions. NEWCO believes that if the obligations under these instruments were triggered, they would not have a material effect on NEWCO’s financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries have issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes. These subsidiaries will continue to guarantee such Convertible Notes until Fortive ceases to own a majority of our subsidiaries’ common stock.

NOTE 16. STOCK BASED COMPENSATION

NEWCO has no stock-based compensation plans; however, certain of its employees are eligible to participate in the following Fortive plans (“the Plans”), which include restricted stock units (“RSUs”), restricted stock awards (“RSAs”) (collectively, “Stock Awards” or “Stock Plans”) and stock options. All current grants of stock options and Stock Awards are made under the Plans.

Stock options granted under the Plans generally vest pro-rata over a five-year period and terminate ten years from the grant date, though the specific terms of each grant are determined by either the Compensation Committee of Fortive’s Board of Directors (“Compensation Committee”).

Stock Awards issued under the Plans provide for the issuance of a share of Fortive’s common stock at no cost to the holder and generally vest pro-rata over a five-year period, though the specific terms of each grant are determined by the Compensation Committee.

Stock options and Stock Awards generally vest only if the employee is employed by Fortive on the vesting date, unless the employee has reached the retirement age and/or service requirements, or in limited circumstances, if the Compensation Committee determines otherwise.

The expense associated with the employees of NEWCO who participate in the Plans is allocated to NEWCO in the accompanying Combined Statements of Earnings as a component of Selling, general and administrative expenses. The amount of stock-based compensation expense recognized during a period was based on the grant date fair value of the award and the portion of the awards that are ultimately expected to vest at Fortive, and further allocated to NEWCO. Accordingly, the amounts presented for the years ended December 31, 2019, 2018, and 2017 may not be indicative of NEWCO’s results had it been a separate stand-alone entity throughout the periods presented.

The fair value of Stock Awards is calculated using the closing price of Fortive common stock on the date of grant, adjusted for the impact of Stock Awards not having dividend rights prior to vesting. The fair value of the stock options granted is calculated using a Black-Scholes Merton (“Black-Scholes”) option pricing model. NEWCO recognizes compensation expense for these awards over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period), and estimates pre-vesting forfeitures at the time of grant by analyzing historical data, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the grant date fair value of awards that actually vest.

During the years ended December 31, 2019, 2018, and 2017, NEWCO recognized non-cash, pre-tax compensation expense associated with share-based compensation programs of approximately $13.1 million, $13.8 million, and $11.8 million, respectively, which was reduced by the related tax benefit of $2.1 million, $2.6 million, and $3.7 million in each respective year. As of December 31, 2019, $9.4 million and $9.1 million of total unrecognized compensation cost related to Stock Awards and stock options, respectively, are expected to be recognized over a weighted average period of approximately two years. These amounts will be adjusted for any future changes in estimated forfeitures.

During the years ended December 31, 2019, 2018, and 2017, cash received upon the exercise of stock options was $11.0 million, $8.3 million, and $6.2 million, respectively, which were recorded as part of Net transfers to Parent in the accompanying Combined Statements of Cash Flows.

When stock options are exercised by the employee or Stock Awards vest, NEWCO derives a tax deduction measured by the excess of the market value on such date over the grant date price.

Accordingly, NEWCO recorded the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the “Excess Tax Benefit”) as a component of income tax expense and as an operating cash inflow in the accompanying combined financial statements. During the years ended December 31, 2019, 2018, and 2017, such Excess Tax Benefit was $2.9 million, $3.4 million, and $3.5 million, respectively.

Stock Options

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument whose maturity period equals or approximates the option’s expected term. Expected volatility is based on implied volatility from traded options on Fortive’s stock and historical volatility of Fortive’s stock. The dividend yield is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date. To estimate the option exercise timing used in the valuation model, in addition to considering the vesting period and contractual term of the option, NEWCO analyzes and considers actual historical exercise experience for previously granted options.

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Plans during the years ended December 31:

	2019	2018	2017
Risk-free interest rate	1.43%—2.60%	2.71%—2.96%	1.90%—2.26%
Volatility(a)	19.9%	18.2%	20.6%
Dividend yield(b)	0.37%	0.37%	0.45%
Expected years until exercise	5.5—8.0	5.5—8.0	5.5—8.0
Weighted average fair value at date of grant	$19.17	$18.66	$13.77

(a)

Beginning August 2018, expected volatility was based on a weighted average blend of Fortive’s historical stock price volatility from July 2, 2016 (the date of Separation from Danaher) through the stock option grant date and the average historical stock price volatility of a group of peer companies for the expected term of the options. The weighted average volatility from July 2, 2016 to July 2018 was estimated based on an average historical stock price volatility of a group of peer companies given Fortive’s limited trading history.

(b)	The dividend yield is calculated by dividing Fortive’s annual dividend, based on the most recent quarterly dividend rate, by Fortive’s closing stock price on the grant date.

The following summarizes option activity under the Plans for the years ended December 31, 2019, 2018, and 2017 (in thousands, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	1,862	$33.23
Granted	333	58.07
Exercised	(234)	24.77
Canceled/forfeited	(65)	45.12

Outstanding as of December 31, 2017	1,896	38.09
Granted	318	76.67
Exercised	(292)	28.99
Canceled/forfeited	(61)	54.13

Outstanding as of December 31, 2018	1,861	44.78
Granted	376	77.47
Exercised	(335)	28.18
Canceled/forfeited	(148)	42.67

Outstanding as of December 31, 2019	1,754	$53.74	5.6	$39,244

Vested and expected to vest as of December 31, 2019(a)	1,673	$53.14	6.1	$38,906
Vested as of December 31, 2019	801	$40.21	5.8	$28,973

(a)	The “expected to vest” options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. The amount of aggregate intrinsic value will change based on the price of Fortive’s common stock.

Stock Awards Activity

The following summarizes information related to Stock Awards activity under the Plans for the years ended December 31, 2019, 2018, and 2017 (in thousands, except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value Per Share
Unvested as of January 1, 2017	452	$39.20
Granted	112	57.79
Vested	(160)	35.96
Forfeited	(30)	43.94

Unvested as of December 31, 2017	374	45.92
Granted	106	77.78
Vested	(124)	41.28
Forfeited	(15)	53.23

Unvested as of December 31, 2018	341	57.63
Granted	132	77.15
Vested	(106)	74.77
Forfeited	(48)	56.69

Unvested as of December 31, 2019	319	$62.00

NOTE 17. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where NEWCO’s assets and liabilities are required to be carried at fair value, and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on NEWCO’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial liabilities measured at fair value on a recurring basis are as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2019
Deferred compensation liabilities	—	$14.7	—	$14.7
December 31, 2018
Deferred compensation liabilities	—	$12.0	—	$12.0

Certain of NEWCO’s management employees participate in Fortive’s nonqualified deferred compensation programs, which permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to NEWCO. These amounts are presented as a component of compensation and benefits accruals included in Other long-term liabilities in the accompanying Combined Balance Sheets. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to Note 9 and Note 10 for information related to the fair value of the Company’s borrowings and defined benefit pension plan assets, respectively.

NOTE 18. GEOGRAPHIC INFORMATION

NEWCO is comprised of two operating segments of Fortive that are recognized leaders in mobility technologies and diagnostics and repair technologies in attractive markets. The products and services offered serve retail fueling operators, commercial auto-repair businesses, municipal governments and public safety entities, and fleet owners/operators, globally. Given the interrelationships of the products, technologies and customers, and resulting similar long-term economic characteristics, NEWCO meets the aggregation criteria and the Company has combined NEWCO’s two operating segments into a single reportable segment. Transactions between operating segments were immaterial for the years ended December 31, 2019, 2018, and 2017.

Operations in Geographic Areas:

	For the Year Ended December 31
($ in millions)	2019	2018	2017
Sales:
United States	$1,811.8	$1,668.6	$1,627.0
All other (each country individually less than 5% of total sales)	960.3	997.3	871.2

Total	$2,772.1	$2,665.9	$2,498.2

Property, plant and equipment, net:
United States	$78.5	$118.1	$133.8
India	7.7	7.0	7.5
All other (each country individually less than 5% of total property, plant and equipment, net)	15.7	55.5	57.9

Total	$101.9	$180.6	$199.2

NOTE 19. RELATED-PARTY TRANSACTIONS

Allocations of Expenses Prior to the Distribution

NEWCO has historically operated as part of Fortive and not as a stand-alone company. Certain shared costs have been allocated to NEWCO by Fortive, and are reflected as expenses in these financial statements.

Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to NEWCO for purposes of the carved-out financial statements; however, the expenses reflected in the accompanying combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if NEWCO had operated as a separate stand-alone entity and the expenses that will be incurred in the future by NEWCO.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to NEWCO and are reflected in the accompanying Combined Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, marketing, and legal functions and financial management and transaction processing, including public company reporting, consolidated tax filings and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include NEWCO’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to certain insurance programs Fortive administers on behalf of NEWCO, including automobile liability, workers’ compensation, general liability, product liability, director’s and officer’s liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are amounts related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to NEWCO based on incurred claims of NEWCO. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. NEWCO is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to NEWCO’s known and incurred but not reported claims has been allocated to NEWCO and reflected in the accompanying Combined Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, NEWCO was allocated expenses related to the medical insurance programs administered on behalf of NEWCO. These amounts were allocated using actual medical claims incurred during the period for the employees attributable to NEWCO.

Deferred Compensation Program Administered by Fortive

Certain employees of NEWCO participate in Fortive’s nonqualified deferred compensation programs, which permit officers, directors and certain management employees to defer a portion of their compensation, on a pretax basis, until their termination of employment. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by NEWCO are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of NEWCO.

The amounts of related party expenses allocated to NEWCO from Fortive and its non-NEWCO subsidiaries for the years ended December 31 were as follows ($ in millions):

	2019	2018	2017
Allocated corporate expenses	$27.5	$26.7	$26.7
Directly attributable expenses:
Insurance programs expenses	2.4	2.1	2.3
Medical insurance programs expenses	42.4	33.6	31.2
Deferred compensation program expenses	0.9	0.9	0.8

Total related party expenses	$73.2	$63.3	$61.0

Revenue and Other Transactions Entered into in the Ordinary Course of Business

Certain of NEWCO’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. NEWCO’s revenue from sales to Fortive and its non-NEWCO subsidiaries were not material during the years ended December 31, 2019, 2018 and 2017.

NEWCO recorded purchases of approximately $15.6 million, $13.4 million and $10.3 million from Fortive and its non-NEWCO subsidiaries during the years ended December 31, 2019, 2018 and 2017, respectively.

Debt Financing

As part of Fortive, NEWCO engaged in Related-Party Borrowings. Transactions between Fortive and NEWCO have been included in the accompanying combined financial statements for all years presented. The Company anticipates these transactions will be settled prior to the consummation of the contemplated distribution.

Amounts due from Fortive to NEWCO have been recorded as related-party receivables and are recorded in Other assets in the accompanying Combined Balance Sheets. There were non-cash settlements in 2019 for the related-party loan receivable balances as of December 31, 2018.

Loans from Fortive to NEWCO have been recorded as Long-term debt in the accompanying Combined Balance Sheets. Substantially all of the related-party loans payable settlements in 2019 were cash settlements.

The following amounts are recorded in the accompanying Combined Balance Sheets as of December 31 ($ in millions):

	2019	2018
Related-party receivables due from Fortive entities	$—	$146.2
Related-party loans payable to Fortive entities	24.6	219.2

Interest income and interest expense on these transactions are recorded net in the Combined Statements of Earnings as follows ($ in millions):

	For the year ended December 31
	2019	2018	2017
Interest income, net	$5.5	$8.5	$8.5

The Company anticipates the remaining transactions to be settled prior to the consummation of the distribution.

NEWCO OF FORTIVE CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ IN MILLIONS)

Classification	Balance at Beginning of Period(a)	Charged to Costs & Expenses	Impact of Currency	Charged to Other Accounts(b)	Write Offs, Write Downs & Deductions	Balance at End of Period(a)
Year Ended December 31, 2019:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$59.9	$38.2	$(0.1)	$0.9	$(42.6)	$56.3
Year Ended December 31, 2018:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$54.6	$42.4	$(0.5)	$0.4	$(37.0)	$59.9
Year Ended December 31, 2017:
Allowances deducted from asset accounts
Allowance for doubtful accounts	$76.0	$30.2	$0.9	$1.3	$(53.8)	$54.6

(a)	Amounts include allowance for doubtful accounts classified as current and noncurrent.
(b)	Amounts are related to businesses acquired.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vontier Corporation (the Company), a wholly-owned subsidiary of Fortive Corporation, as of December 31, 2019 and the related note. In our opinion, the balance sheet and related note presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and related note are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the balance sheet and related note, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures relating to the balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and related note. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

February 14, 2020

VONTIER CORPORATION

BALANCE SHEET

(IN WHOLE DOLLARS)

December 31, 2019
ASSETS
Cash	$—

Total assets	$—

LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Subscription receivable from Parent	(1.0)
Common stock—$0.0001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	0.1
Additional paid-in-capital	0.9
Total equity	$—

Total liabilities and equity	$—

See the accompanying Note to the Balance Sheet.

VONTIER CORPORATION

NOTE TO THE BALANCE SHEET

1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Vontier Corporation (“Vontier”) is a Delaware corporation and, since its organization on August 5, 2019, a wholly owned subsidiary of Fortive Corporation (“Fortive” or “Parent”). On August 5, 2019, in connection with the organization of Vontier, Fortive subscribed for 1,000 shares of common stock of Vontier. Vontier has engaged in no business operations to date and at December 31, 2019 it had no assets or liabilities; therefore, separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in these financial statements.

While, subject to satisfaction of certain conditions, Fortive currently intends to effect the separation of NEWCO through a distribution of shares of Vontier Corporation, Fortive has no obligation to pursue or consummate any separation of NEWCO, including dispositions of its ownership interest in Vontier Corporation, by any specified date or at all. The conditions to the distribution may not be satisfied, Fortive may decide not to consummate the separation and the distribution even if the conditions are satisfied or Fortive may decide to waive one or more of these conditions and consummate the separation and distribution even if all of the conditions are not satisfied. There can be no assurance whether or when any such transaction will be consummated or as to the final terms of any such transaction.

The accompanying balance sheet presents the historical financial position of Vontier in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED BALANCE SHEETS

($ in millions, except per share amounts)

	September 25, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets:
Accounts receivable less allowance for credit losses of $41.1 million and $32.2 million at September 25, 2020 and December 31, 2019, respectively	$431.1	$490.6
Inventories:
Finished goods	87.8	95.8
Work in process	18.4	25.2
Raw materials	111.4	103.1

Total inventories	217.6	224.1
Prepaid expenses and other current assets	107.6	110.5

Total current assets	756.3	825.2
Property, plant and equipment, net of accumulated depreciation of $234.7 million and $225.3 million at September 25, 2020 and December 31, 2019, respectively	94.7	101.9
Operating lease right-of-use assets	39.9	37.8
Long-term financing receivables less allowance for credit losses of $36.0 million and $24.1 million at September 25, 2020 and December 31, 2019, respectively	243.5	259.0
Other assets	159.7	172.9
Goodwill	1,058.7	1,157.8
Other intangible assets, net	250.9	274.3

Total assets	$2,603.7	$2,828.9

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$12.9	$16.8
Trade accounts payable	356.3	318.6
Current operating lease liabilities	11.1	12.8
Accrued expenses and other current liabilities	325.1	319.3

Total current liabilities	705.4	667.5
Long-term operating lease liabilities	29.5	25.2
Other long-term liabilities	281.4	295.5
Long-term debt	—	24.6
Equity:
Preferred stock — 15,000,000 authorized shares; no par value; and none issued and outstanding	—	—
Common stock — 1,985,000,000 and 1,000 shares authorized at September 25, 2020 and December 31, 2019, respectively; $.0001 par value; and 1,000 shares issued and outstanding at September 25, 2020 and December 31, 2019	—	—
Net Parent investment	1,445.8	1,662.5
Accumulated other comprehensive income	137.3	148.7

Total stockholders’ equity	1,583.1	1,811.2
Noncontrolling interests	4.3	4.9

Total equity	1,587.4	1,816.1

Total liabilities and equity	$2,603.7	$2,828.9

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED STATEMENTS OF EARNINGS

($ and shares in millions, except per share amounts)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 25, 2020	September 27, 2019	September 25, 2020	September 27, 2019
Sales:
Sales of products	$686.0	$639.7	$1,713.9	$1,813.0
Sales of services	60.7	74.7	175.7	215.8

Total sales	746.7	714.4	1,889.6	2,028.8
Cost of sales:
Cost of product sales	(367.0)	(359.9)	(926.0)	(988.5)
Cost of service sales	(48.4)	(46.5)	(138.2)	(175.1)

Total cost of sales	(415.4)	(406.4)	(1,064.2)	(1,163.6)

Gross profit	331.3	308.0	825.4	865.2
Operating costs:
Selling, general and administrative expenses	(121.1)	(118.3)	(356.0)	(362.9)
Research and development expenses	(31.6)	(34.8)	(93.7)	(102.0)
Impairment of goodwill	—	—	(85.3)	—

Operating profit	178.6	154.9	290.4	400.3
Non-operating income (expense):
Interest (expense) income, net	(0.2)	2.9	(0.8)	5.1
Other non-operating expenses	(0.1)	(0.2)	(0.4)	(0.6)

Earnings before income taxes	178.3	157.6	289.2	404.8
Income tax expense	(37.3)	(36.6)	(84.0)	(94.5)

Net earnings	$141.0	$121.0	$205.2	$310.3

Net earnings per share:
Basic and diluted	$0.84	$0.72	$1.22	$1.84
Average common stock and common equivalent shares outstanding:
Basic and diluted	168.4	168.4	168.4	168.4

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

($ in millions)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 25, 2020	September 27, 2019	September 25, 2020	September 27, 2019
Net earnings	$141.0	$121.0	$205.2	$310.3
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustments	14.3	(15.8)	(13.3)	(10.1)
Other adjustments	0.1	0.1	1.9	0.3

Total other comprehensive income (loss), net of income taxes	14.4	(15.7)	(11.4)	(9.8)

Comprehensive income	$155.4	$105.3	$193.8	$300.5

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY

($ in millions)

(unaudited)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, December 31, 2019	$148.7	$1,662.5	$4.9
Adoption of accounting standard	—	(16.9)	—

Balance, January 1, 2020	$148.7	$1,645.6	$4.9
Net earnings for the period	—	(4.2)	—
Net transfers to Parent	—	(13.1)	—
Non-cash settlement of net related-party borrowings	—	(1.0)	—
Other comprehensive loss	(44.5)	—	—
Stock-based compensation expense	—	3.6	—
Change in noncontrolling interests	—	—	(1.1)

Balance, March 27, 2020	$104.2	$1,630.9	$3.8
Net earnings for the period	—	68.4	—
Net transfers to Parent	—	(170.1)	—
Non-cash settlement of related-party borrowings	—	0.2	—
Other comprehensive income	18.7	—	—
Stock-based compensation expense	—	6.0	—
Change in noncontrolling interests	—	—	0.5

Balance, June 26, 2020	$122.9	$1,535.4	$4.3
Net earnings for the period	—	141.0	—
Net transfers to Parent	—	(236.7)	—
Other comprehensive income	14.4	—	—
Stock-based compensation expense	—	6.1	—

Balance, September 25, 2020	$137.3	$1,445.8	$4.3

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED STATEMENTS OF CHANGES IN EQUITY

($ in millions)

(unaudited)

	Accumulated Other Comprehensive Income (Loss)	Net Parent Investment	Noncontrolling Interests
Balance, January 1, 2019	$126.3	$1,663.5	$3.1
Net earnings for the period	—	76.4	—
Net transfers to Parent	—	(47.1)	—
Other comprehensive income	2.6	—	—
Stock-based compensation expense	—	2.8	—
Change in noncontrolling interests	—	—	0.4

Balance, March 29, 2019	$128.9	$1,695.6	$3.5
Net earnings for the period	—	112.9	—
Net transfers to Parent	—	(110.5)	—
Other comprehensive income	3.3	—	—
Stock-based compensation expense	—	3.4	—

Balance, June 28, 2019	$132.2	$1,701.4	$3.5
Net earnings for the period	—	121.0	—
Net transfers to Parent	—	(127.1)	—
Non-cash settlement of related-party borrowings	—	(144.2)	—
Other comprehensive loss	(15.7)	—	—
Stock-based compensation expense	—	3.6	—
Change in noncontrolling interests	—	—	0.7

Balance, September 27, 2019	$116.5	$1,554.7	$4.2

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

($ in millions)

(unaudited)

	Nine Months Ended
	September 25, 2020	September 27, 2019
Cash flows from operating activities:
Net earnings	$205.2	$310.3
Non-cash items:
Depreciation	37.8	38.4
Amortization	21.8	24.1
Stock-based compensation expense	15.7	9.8
Impairment of goodwill	85.3	—
Change in deferred income taxes	(8.6)	(1.5)
Change in trade accounts receivable, net	(51.2)	(104.6)
Change in long-term financing receivables, net	104.4	99.3
Change in inventories	4.4	2.6
Change in trade accounts payable	37.9	(19.7)
Change in prepaid expenses and other assets	6.3	0.6
Change in accrued expenses and other liabilities	21.6	(37.0)

Net cash provided by operating activities	480.6	322.3
Cash flows from investing activities:
Cash paid for investments	(9.5)	(4.1)
Payments for additions to property, plant and equipment	(27.3)	(27.0)
Proceeds from sale of property	0.5	—

Net cash used in investing activities	(36.3)	(31.1)
Cash flows from financing activities:
Net repayments of related-party borrowings	(23.4)	(0.3)
Net (repayments of) proceeds from short-term borrowings	(3.5)	3.6
Net transfers to Parent	(419.9)	(284.7)
Other financing activities	(0.7)	(5.4)

Net cash used in financing activities	(447.5)	(286.8)

Effect of exchange rate changes on cash and equivalents	3.2	(4.4)

Net change in cash and equivalents	—	—
Beginning balance of cash and equivalents	—	—

Ending balance of cash and equivalents	$—	$—

See the accompanying Notes to the Combined Condensed Financial Statements.

VONTIER CORPORATION AND SUBSIDIARIES

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(unaudited)

NOTE 1. BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Nature of Business

Vontier Corporation (“Vontier”, the “Company”, “we”, “us” or “our”) offers critical technical equipment, components, software and services for manufacturing, repair, and servicing in the mobility infrastructure industry worldwide. The Company supplies a wide range of mobility technologies and diagnostics and repair technologies solutions spanning advanced environmental sensors, fueling equipment, field payment, hardware, remote management and workflow software, vehicle tracking and fleet management software-as-service solutions, professional vehicle mechanics’ and technicians’ equipment and traffic priority control systems. The Company markets its products and services to retail and commercial fueling operators, commercial vehicle repair businesses, municipal governments and public safety entities and fleet owners/operators on a global basis.

Vontier operates through one reportable segment comprised of two operating segments: (i) mobility technologies, which is a leading worldwide provider of solutions and services focused on fuel dispensing, remote fuel management, point-of-sale and payment systems, environmental compliance, vehicle tracking and fleet management and traffic management, and (ii) diagnostics and repair technologies, which manufactures and distributes vehicle repair tools, toolboxes and automotive diagnostic equipment and software and a full line of wheel-service equipment. Given the interrelationships of the products, technologies and customers and the resulting similar long-term economic characteristics, we meet the aggregation criteria and have combined our two operating segments into a single reportable segment. Historically, these businesses had operated as part of Fortive Corporation’s Industrial Technologies reportable segment.

On October 9, 2020, Fortive Corporation (“Fortive” or “Parent”) completed the separation of Fortive’s Industrial Technologies businesses through a pro rata distribution of 80.1% of the outstanding common stock of Vontier to Fortive’s stockholders (the “Separation”). Refer to “Note 13. Subsequent Events” for additional information regarding the Separation.

In addition, on September 28, 2020, the 1,000 shares of Vontier common stock held by Fortive were recapitalized into 168,378,946 shares of Vontier common stock held by Fortive. All per share amounts in the Combined Condensed Statement of Earnings have been retroactively adjusted to give effect to this recapitalization.

Basis of Presentation

Vontier has historically operated as part of Fortive and not as a stand-alone company. The financial statements have been derived from Fortive’s historical accounting records and are presented on a carved-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included as components of the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Fortive’s corporate office and from other Fortive businesses to us and allocations of related assets, liabilities, and Parent investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had we been an entity that operated independently of Fortive. Refer to additional discussion of related party allocations in “Note 11. Related Party Transactions.”

As part of Fortive, we were dependent upon Fortive for all of our working capital and financing requirements as Fortive uses a centralized approach to cash management and financing of its operations. Financial transactions with Fortive relating to the Company are accounted for through the Net Parent investment account. Accordingly, none of Fortive’s cash and equivalents or debt at the corporate level has been assigned to us in the accompanying Combined Condensed Financial Statements.

Net Parent investment, which includes retained earnings, represents Fortive’s interest in the recorded net assets of Vontier. All significant transactions between Vontier and Fortive have been included in the accompanying Combined Condensed Financial Statements for the three and nine months ended September 25, 2020 and September 27, 2019. Transactions with Fortive are reflected in the accompanying Combined Condensed Statements of Changes in Equity as “Net transfers to Parent” and included in the accompanying Combined Condensed Balance Sheets within “Net Parent investment.”

As part of Fortive, we engaged in intercompany financing transactions (“Related-Party Borrowings”). Transactions between Vontier and Fortive have been included in the accompanying Combined Condensed Financial Statements for all periods presented. These transactions were settled prior to the Separation. All other intercompany accounts and transactions between the operations comprising Vontier have been eliminated in the accompanying Combined Condensed Financial Statements for the three and nine months ended September 25, 2020 and September 27, 2019.

Unaudited Interim Financial Information

The interim Combined Condensed Financial Statements include the accounts of the Company. These Combined Condensed Financial Statements are prepared in conformity with U.S. generally accepted accounting principles, or “GAAP”, for the preparation of carved-out Combined Condensed Financial Statements and are unaudited. In the opinion of Company’s management, all adjustments of a normal recurring nature necessary for a fair presentation have been reflected. Certain financial information that is normally included in annual financial statements prepared in accordance with GAAP, but that is not required for interim reporting purposes, has been omitted. The accompanying interim Combined Condensed Financial Statements and the related notes should be read in conjunction with the Company’s Combined Financial Statements and related notes included in the Company’s Form 10-12B/A filed on September 21, 2020.

Reclassification

A reclassification of certain prior year amounts has been made to conform to current year presentation reflecting a reclassification of $3.5 million from Long-term financing receivables less allowance for credit losses to Other assets.

NOTE 2. FINANCING RECEIVABLES

The Company’s financing receivables are comprised of commercial purchase security agreements with the Company’s end customers (“PSAs”) and commercial loans to the Company’s franchisees (“Franchisee Notes”). Financing receivables are generally secured by the underlying tools and equipment financed.

Revenues associated with the Company’s interest income related to financing receivables are recognized to approximate a constant effective yield over the contract term. Accrued interest is included in Accounts receivable less allowance for credit losses and is insignificant as of September 25, 2020 and December 31, 2019.

The components of financing receivables with payments due in less than twelve months that are recorded in Accounts receivable less allowance for credit losses on the Combined Condensed Balance Sheets were as follows:

($ in millions)	September 25, 2020	December 31, 2019
Gross current financing receivables:
PSAs	$97.7	$104.6
Franchisee Notes	14.8	15.7

Current financing receivables, gross	$112.5	$120.3
Allowance for credit losses:
PSAs	$15.0	$10.0
Franchisee Notes	7.1	7.2

Total allowance for credit losses	22.1	17.2

Total current financing receivables, net	$90.4	$103.1

Net current financing receivables:
PSAs, net	$82.7	$94.6
Franchisee Notes, net	7.7	8.5

Total current financing receivables, net	$90.4	$103.1

The components of financing receivables with payments due beyond one year were as follows:

($ in millions)	September 25, 2020	December 31, 2019
Gross long-term financing receivables:
PSAs	$221.3	$222.9
Franchisee Notes	58.2	60.2

Long-term financing receivables, gross	$279.5	$283.1
Allowance for credit losses:
PSAs	$30.4	$19.4
Franchisee Notes	5.6	4.7

Total allowance for credit losses	36.0	24.1

Total long-term financing receivables, net	$243.5	$259.0

Net long-term financing receivables:
PSAs, net	$190.9	$203.5
Franchisee Notes, net	52.6	55.5

Total long-term financing receivables, net	$243.5	$259.0

Net deferred origination costs were insignificant at September 25, 2020 and December 31, 2019. At September 25, 2020 we had a net unamortized discount on our financing receivables of $18.6 million. The net unamortized discount at December 31, 2019 was $19.3 million.

It is the Company’s general practice to not engage in contract or loan modifications of existing arrangements for troubled debt restructurings. In limited instances, the Company may modify certain impaired receivables with customers in bankruptcy or other legal proceedings, or in the event of significant natural disasters. Restructured financing receivables as of September 25, 2020 and December 31, 2019 were insignificant.

Credit score and distributor tenure are the primary indicators of credit quality for the Company’s financing receivables. Depending on the contract, payments for financing receivables are due on a monthly or weekly basis. Weekly payments are converted into a monthly equivalent for purposes of calculating delinquency. Delinquencies are assessed at the end of each month following the monthly equivalent due date and are considered delinquent once past due.

The amortized cost basis of PSAs and Franchisee Notes by origination year as of September 25, 2020, is as follows:

($ in millions)	2020	2019	2018	2017	2016	Prior	Total
PSAs
Credit Score:
Less than 400	$14.1	$12.0	$5.6	$2.6	$0.8	$0.4	$35.5
400-599	20.6	15.9	8.6	3.8	1.3	0.6	50.8
600-799	42.2	30.5	16.1	7.6	2.8	0.7	99.9
800+	59.6	40.6	21.2	8.6	2.4	0.4	132.8

Total PSAs	$136.5	$99.0	$51.5	$22.6	$7.3	$2.1	$319.0

Franchisee Notes
Active distributors	$15.9	$22.4	$10.0	$6.5	$3.4	$4.5	$62.7
Separated distributors	0.1	1.1	1.6	1.5	2.0	4.0	10.3

Total Franchisee Notes	$16.0	$23.5	$11.6	$8.0	$5.4	$8.5	$73.0

Past Due

PSAs are considered past due when a contractual payment has not been made. If a customer is making payments on its account, interest will continue to accrue. The table below sets forth the aging of the Company’s PSA balances:

($ in millions)	30-59 days past due	60-90 days past due	Greater than 90 days past due	Total past due	Total not considered past due	Total	Greater than 90 days past due and accruing interest
September 25, 2020	$3.1	$1.6	$6.7	$11.4	$307.6	$319.0	$6.7
December 31, 2019	3.7	1.9	7.2	12.8	314.7	327.5	7.2

Franchisee Notes are considered past due when payments have not been made for 21 days after the due date. Past due Franchisee Notes (where the franchisee had not yet separated) were insignificant as of September 25, 2020 and December 31, 2019.

Uncollectable Status

PSAs are deemed uncollectable and written-off when they are both contractually delinquent and no payment has been received for 180 days.

Franchisee Notes are deemed uncollectable and written-off after a distributor separates and no payments have been received for one year.

The Company stops accruing interest and other fees associated with financing receivables when (i) a customer is placed in uncollectable status and repossession efforts have begun; (ii) upon receipt of notification of bankruptcy; (iii) upon notification of the death of a customer; or (iv) other instances in which management concludes collectability is not reasonably assured.

Adoption of New Accounting Standard

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments, including financing and trade accounts receivables. On January 1, 2020, we adopted ASU 2016-13 and recognized in our Combined Condensed Balance Sheets as of January 1, 2020 an increase in the allowance for trade accounts and financing receivables of $22.1 million with a corresponding net of tax adjustment to beginning retained earnings of $16.9 million.

Results for reporting periods beginning January 1, 2020 reflect the adoption of ASU 2016-13, while prior period amounts were not adjusted and continue to be reported in accordance with our historical accounting practices.

Prior to the adoption of ASU 2016-13 on January 1, 2020, we recognized an allowance for incurred losses when they were probable based on many quantitative and qualitative factors, including delinquency. After the adoption of ASU 2016-13, we estimate our allowance to reflect expected credit losses over the remaining contractual life of the asset. We pool assets with similar risk characteristics for this measurement based on attributes which includes asset type, duration, and/or credit risk rating. The future expected losses of each pool are estimated based on numerous quantitative and qualitative factors reflecting management’s estimate of collectability over the remaining contractual life of the pooled assets, including:

•	portfolio duration;

•	historical, current, and forecasted future loss experience by asset type;

•	historical, current, and forecasted delinquency and write-off trends;

•	historical, current, and forecasted economic conditions; and

•	historical, current, and forecasted credit risk.

Expected credit losses of the assets originated during the three and nine months ended September 25, 2020, as well as changes to expected losses during the same period, are recognized in earnings for the periods ended September 25, 2020.

As a result of the adoption of ASU 2016-13, we have updated our significant accounting policy related to trade accounts and financing receivables and allowances for credit losses from what was previously disclosed in its audited financial statements for the year ended December 31, 2019 as follows:

All trade accounts and financing receivables are reported in the accompanying Combined Condensed Balance Sheets adjusted for any write-offs and net of allowances for credit losses. The allowances for credit losses represent management’s best estimate of the credit losses expected from our trade accounts and financing receivable portfolios over the life of the underlying assets. Determination of the allowances requires management to exercise judgment about the severity of credit losses, which includes judgments regarding the risk profile of each underlying receivable and expectations regarding the impact of current and future economic conditions on the creditworthiness of its customers. We regularly perform detailed reviews of its portfolios to evaluate the collectability of receivables based on a combination of past, current, and future financial and qualitative factors that may affect customers’ ability to pay, including customers’ financial condition, collateral, debt-servicing ability, payment experience, credit bureau information, and economic conditions. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Additions to the allowances are charged to current period earnings, amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on accounts that were previously written off increase the allowances.

Recent deterioration in overall global economic conditions and worldwide capital markets as a result of the COVID-19 pandemic may negatively impact our customers’ ability to pay and, as a result, may increase the difficulty in collecting trade accounts and financing receivables. We did not realize notable increases in loss rates and delinquencies during the three and nine months ended September 25, 2020, and given the nature of our portfolio of receivables, our historical experience during times of challenging economic conditions, and our forecasted future impact of COVID-19 on our customers’ ability to pay, we did not record material provisions for credit losses as a result of the COVID-19 pandemic during the three and nine months ended September 25, 2020. If the financial condition of our customers were to deteriorate beyond our current estimates, resulting in an impairment of their ability to make payments, we would be required to write off additional receivable balances, which would adversely impact our net earnings and financial condition.

Allowance for Credit Losses related to Financing Receivables

The Company calculates the allowance for credit losses considering several factors, including the aging of its financing receivables, historical credit loss and portfolio delinquency experience and current economic conditions. The Company also evaluates financing receivables with identified exposures, such as customer defaults, bankruptcy or other events that make it unlikely it will recover the amounts owed to it. In calculating such reserves, the Company evaluates expected cash flows, including estimated proceeds from disposition of collateral, and calculates an estimate of the potential loss and the probability of loss. When a loss is considered probable on an individual financing receivable, a specific reserve is recorded.

The following is a rollforward of the PSAs and Franchisee Notes components of the Company’s allowances for credit losses related to financing receivables as of September 25, 2020 and December 31, 2019:

	September 25, 2020			December 31, 2019
($ in millions)	PSAs	Franchisee Notes	Total	PSAs	Franchisee Notes	Total
Balance at beginning of year	$29.4	$11.9	$41.3	$29.6	$14.2	$43.8
Transition adjustment	17.5	1.0	18.5	—	—	—
Provision for doubtful accounts	22.1	5.0	27.1	26.4	4.5	30.9
Write-offs	(25.7)	(5.3)	(31.0)	(28.2)	(7.2)	(35.4)
Recoveries of amounts previously charged off	2.1	0.1	2.2	1.6	0.4	2.0

Balances at end of period	$45.4	$12.7	$58.1	$29.4	$11.9	$41.3

The ending balance as of September 25, 2020 of $58.1 million is included in the Combined Condensed Balance Sheets in Accounts receivable less allowance for credit losses and Long-term financing receivables less allowance for credit losses in the amounts of $22.1 million and $36.0 million, respectively. The ending balance as of December 31, 2019 of $41.3 million is included in the Combined Condensed Balance Sheets in Accounts receivable less allowance for credit losses and Long-term financing receivables less allowance for credit losses in the amounts of $17.2 million and $24.1 million, respectively.

Allowance for Credit Losses related to Trade Accounts Receivables

The following is a rollforward of the allowance for credit losses related to the Company’s trade accounts receivables (excluding financing receivables) and the Company’s trade accounts receivable cost basis as of September 25, 2020:

($ in millions)
Cost basis of trade accounts receivable at September 25, 2020	$359.7
Allowance for credit losses balance at December 31, 2019	15.0
Adoption of new accounting standard	3.6
Provision for credit losses	6.6
Write-offs	(6.3)
FX and other	0.1

Allowance for credit losses balance at September 25, 2020	19.0

Net trade accounts receivable balance at September 25, 2020	$340.7

NOTE 3. GOODWILL

The following is a rollforward of our carrying value of goodwill ($ in millions):

Balance, December 31, 2019	$1,157.8
Impairment charge	(85.3)
FX translation & other	(13.8)

Balance, September 25, 2020	$1,058.7

Impairment Charge

We test goodwill for impairment annually in the fourth quarter of each year and may review goodwill in interim periods if certain events occur or circumstances change. Based on our most recent annual impairment assessment, we concluded that the goodwill for our five reporting units was not impaired as of December 31, 2019.

The results of our fourth quarter 2019 goodwill impairment testing indicated the excess of the estimated fair value over the carrying value (expressed as a percentage of carrying value) of our Telematics reporting unit was approximately 5%, and as such, management continued to monitor the performance of Telematics during the first quarter of 2020. In connection with management’s updated forecast for the Telematics reporting unit that indicated a decline in sales and operating profit to levels lower than previously forecasted, due in large part to the impacts of the COVID-19 pandemic, we performed a quantitative impairment assessment over the Telematics reporting unit on March 27, 2020.

We estimated the fair value of the Telematics reporting unit through an income approach, using the discounted cash flow method. The income approach was based on projected future (debt-free) cash flows that were discounted to present value and assumed a terminal growth value. The discount rate was based on the reporting unit’s weighted average cost of capital, taking into account market participant assumptions. Management’s revenue and profitability forecasts used in the valuation considered recent and historical performance of the reporting unit, strategic initiatives, industry trends, and the current and future expectations of the macroeconomic environment. Assumptions used in the valuation were similar to those that would be used by market participants performing independent valuations of this reporting unit.

Key assumptions developed by management and used in the quantitative analysis included the following:

•	Near-term revenue declines in 2020 with later-term improvements over the projection period;

•	Improved profitability over the projection period, trending consistent with revenues; and

•	Market-based discount rates.

We did not consider the market approach in our fair value calculation given the near-term uncertainty in the market data and forecasts of the guideline companies upon which the approach relies.

As a result of the interim impairment testing performed, we concluded that the estimated fair value of our Telematics reporting unit was less than its carrying value as of March 27, 2020, and recorded a non-cash goodwill impairment charge of $85.3 million during the three months ended March 27, 2020 to reduce the carrying value of goodwill to $238.8 million. The charge is included in operating results.

The impairment testing of goodwill utilized significant unobservable inputs (Level 3 in the fair value hierarchy) to determine the estimated fair value. The factors used in our impairment analysis are inherently subject to uncertainty, particularly in light of the deterioration in overall global economic conditions and capital markets due to COVID-19. While we believe we made reasonable estimates and assumptions to calculate the fair value of the Telematics reporting unit, alternative interpretations of the qualitative inputs considered may have resulted in different conclusions regarding the size of the impairment, and it is possible our conclusions could change in future periods.

The results of our 2019 impairment testing indicated our four other reporting units had fair values that were significantly in excess of their carrying values. We evaluated the impact of the deterioration in overall global economic conditions as a result of the COVID-19 pandemic, including changes in forecasts for each reporting unit, and determined no triggering events had occurred, other than as noted above. There can be no assurance the estimates and assumptions used in Vontier’s goodwill impairment testing performed will prove to be accurate predictions of the future. Specifically, variations in Vontier’s assumptions related to business performance and execution of planned growth strategies and the discount rate could impact future conclusions. A future impairment charge for goodwill could have a material effect on Vontier’s combined balance sheets and statements of earnings.

NOTE 4. FINANCING

The carrying values of the components of our long-term debt were as follows:

($ in millions)	September 25, 2020	December 31, 2019
Short-term borrowings:
7.00% Credit Facility due in January 2020	$—	$12.6
6.95% Credit Facility due October 2020	12.2	—
Other short-term borrowings and bank overdrafts	0.7	4.2

Total short-term borrowings	$12.9	$16.8

Long-term debt:
Related-party loans with Fortive entities	—	24.6

Long-term debt	$—	$24.6

Debt issuance costs that have been netted against the aggregate principal amounts of the components of debt in the table above are insignificant. Given the nature of the Company’s borrowings, the carrying value approximates fair value at both September 25, 2020 and December 31, 2019.

Short-term Borrowings

We have entered into short-term borrowing arrangements with various banks to facilitate short-term cash flow requirements in certain countries. Additionally, certain of our businesses participated in Fortive’s cash pooling arrangements. At September 25, 2020 and December 31, 2019, certain of our businesses were in a cash overdraft position, and such overdrafts are included in Short-term borrowings on the Combined Condensed Balance Sheets.

Third party debt held by Fortive and the related interest expense was not allocated to us. The interest rate associated with the Company’s other short-term borrowings and bank overdrafts as of September 25, 2020 and December 31, 2019 was approximately 7.2% and 9.0%, respectively.

Interest payments associated with the above borrowings were insignificant for the nine months ended September 25, 2020 and September 27, 2019.

On October 3, 2020, the 6.95% credit facility with Citibank, N.A. was renewed for $10.9 million at 5.95% with a maturity date of November 3, 2020.

The 6.70% Credit Facility due in July 2020 was repaid on July 3, 2020.

Long-term Debt

As part of Fortive, we engaged in intercompany financing transactions. Transactions between Fortive and the Company have been included in Long-term debt on the Combined Condensed Balance Sheets as of December 31, 2019. As of December 31, 2019, these loans had an average interest rate of approximately 1.0%. These transactions were settled during the nine months ended September 25, 2020.

Refer to “Note 11. Related Party Transactions” for additional information regarding the related-party loans with Fortive entities.

Additionally, refer to “Note 13. Subsequent Events” for additional information regarding financing transactions entered into subsequent to period end.

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The changes in accumulated other comprehensive income (loss) by component are summarized below:

($ in millions)	Foreign currency translation adjustments	Other adjustments (b)	Total
For the Three Months Ended September 25, 2020:
Balance, June 26, 2020	$126.1	$(3.2)	$122.9
Other comprehensive income (loss) before reclassifications, net of income taxes	14.3	—	14.3
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.1	0.1

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.1 (a)	0.1

Net current period other comprehensive income (loss), net of income taxes	14.3	0.1	14.4

Balance, September 25, 2020	$140.4	$(3.1)	$137.3

For the Three Months Ended September 27, 2019:
Balance, June 28, 2019	$137.0	$(4.8)	$132.2
Other comprehensive income (loss) before reclassifications, net of income taxes	(15.8)	(0.2)	(16.0)
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.4	0.4
Income tax impact	—	(0.1)	(0.1)

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.3 (a)	0.3

Net current period other comprehensive income (loss), net of income taxes	(15.8)	0.1	(15.7)

Balance, September 27, 2019	$121.2	$(4.7)	$116.5

(a)	This accumulated other comprehensive income component is included in the computation of net periodic pension cost.

(b)	Includes balances relating to defined benefit plans, supplemental executive retirement plans and other postretirement employee benefit plans.

($ in millions)	Foreign currency translation adjustments	Other adjustments (b)	Total
For the Nine Months Ended September 25, 2020:
Balance, December 31, 2019	$153.7	$(5.0)	$148.7
Other comprehensive income (loss) before reclassifications, net of income taxes	(13.3)	—	(13.3)
Amounts reclassified from accumulated other comprehensive income:
Increase	—	2.0	2.0
Income tax impact	—	(0.1)	(0.1)

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	1.9 (a)	1.9

Net current period other comprehensive income (loss), net of income taxes	(13.3)	1.9	(11.4)

Balance, September 25, 2020	$140.4	$(3.1)	$137.3

For the Nine Months Ended September 27, 2019:
Balance, December 31, 2018	$131.3	$(5.0)	$126.3
Other comprehensive income (loss) before reclassifications, net of income taxes	(10.1)	(0.2)	(10.3)
Amounts reclassified from accumulated other comprehensive income:
Increase	—	0.6	0.6
Income tax impact	—	(0.1)	(0.1)

Amounts reclassified from accumulated other comprehensive income, net of income taxes	—	0.5 (a)	0.5

Net current period other comprehensive income (loss), net of income taxes	(10.1)	0.3	(9.8)

Balance, September 27, 2019	$121.2	$(4.7)	$116.5

(a)	This accumulated other comprehensive income component is included in the computation of net periodic pension cost.
(b)	Includes balances relating to defined benefit plans, supplemental executive retirement plans and other postretirement employee benefit plans.

NOTE 6. SALES

Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Contract Assets

In certain circumstances, the Company records contract assets which include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were $11.7 million and $12.8 million as of September 25, 2020 and December 31, 2019, respectively.

Contract Costs

The Company incurs direct incremental costs to obtain certain contracts, typically sales-related commissions and costs associated with assets used by our customers as part of certain service arrangements. Deferred sales-related commissions are generally not capitalized as the amortization period is one year or less, and the Company elected to use the practical expedient to expense these sales commissions as incurred. As of September 25, 2020 the Company had $81.1 million in net revenue-related capitalized contract costs primarily related to assets used by our customers in certain software contracts, which are recorded in Prepaid expenses and other current assets and Other assets in the accompanying Combined Condensed Balance Sheets. Contract costs were $95.2 million as of December 31, 2019. These assets have estimated useful lives between 3 and 5 years.

Impairment losses recognized on our revenue-related contract assets were insignificant in the nine months ended September 25, 2020.

Contract Liabilities

The Company’s contract liabilities consist of deferred revenue generally related to post contract support (“PCS”) and extended warranty sales. In these arrangements, the Company generally receives up-front payment and recognizes revenue over the support term of the contracts. Deferred revenue is classified as current or noncurrent based on the timing of when revenue is expected to be recognized. The noncurrent portion of deferred revenue is included in Other long-term liabilities in the accompanying Combined Condensed Balance Sheets.

The Company’s contract liabilities consisted of the following:

($ in millions)	September 25, 2020	December 31, 2019
Deferred revenue - current	$85.1	$87.0
Deferred revenue - noncurrent	57.9	63.2

Total contract liabilities	$143.0	$150.2

During the three and nine months ended September 25, 2020, we recognized $31.1 million and $84.8 million of revenue related to the Company’s contract liabilities at December 31, 2019. The change in contract liabilities from December 31, 2019 to September 25, 2020 was primarily due to the timing of cash receipts and sales of PCS and extended warranty services.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm, noncancelable orders and the annual contract value for software as a service contracts with expected customer delivery dates beyond one year from September 25, 2020 for which work has not been performed. The Company has excluded performance obligations with an original expected duration of one year or less. Performance obligations as of September 25, 2020 are $386.0 million, the majority of which are related to the annual contract value for software as a service contracts. The Company expects approximately 35 percent of the remaining performance obligations will be fulfilled within the next two years, 65 percent within the next three years, and substantially all within four years.

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by sales of products and services, geographic location, and major product group, as it best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the three months ended September 25, 2020 and September 27, 2019 were as follows:

($ in millions)	September 25, 2020	September 27, 2019
Sales:
Sales of products	$686.0	$639.7
Sales of services	60.7	74.7

Total	$746.7	$714.4

Geographic:
North America (a)	$539.9	$494.0
Western Europe	63.7	65.8
High growth markets	111.7	124.7
Rest of world	31.4	29.9

Total	$746.7	$714.4

Major Product Group:
Mobility technologies	$578.6	$551.6
Diagnostics and repair technologies	168.1	162.8

Total	$746.7	$714.4

(a)	Includes sales in the United States of $525.5 million and $477.5 million for the three months ended September 25, 2020 and September 27, 2019, respectively.

Disaggregation of revenue for the nine months ended September 25, 2020 and September 27, 2019 were as follows:

($ in millions)	September 25, 2020	September 27, 2019
Sales:
Sales of products	$1,713.9	$1,813.0
Sales of services	175.7	215.8

Total	$1,889.6	$2,028.8

Geographic:
North America (a)	$1,348.3	$1,369.5
Western Europe	176.6	204.8
High growth markets	279.5	364.6
Rest of World	85.2	89.9

Total	$1,889.6	$2,028.8

Major Product Group:
Mobility technologies	$1,441.6	$1,542.8
Diagnostics and repair technologies	448.0	486.0

Total	$1,889.6	$2,028.8

(a)	Includes sales in the United States of $1,309.2 million and $1,321.3 million for the nine months ended September 25, 2020 and September 27, 2019, respectively.

NOTE 7. INCOME TAXES

Our effective tax rate for the three and nine months ended September 25, 2020 was 20.9% and 29.0%, respectively, as compared to 23.2% and 23.3% for the three and nine months ended September 27, 2019,

respectively. The year-over-year decrease in the effective tax rate for the three months ended September 25, 2020 as compared to the comparable period in the prior year was primarily due to the favorable impact of a higher mix of income in jurisdictions with lower tax rates than the U.S. federal statutory rate of 21%. The year-over-year increase in the effective tax rate for the nine months ended September 25, 2020 as compared to the comparable period in the prior year was primarily due to a non-deductible goodwill impairment recognized in the first quarter. This was partially offset by favorable impacts of a higher mix of income in jurisdictions with lower tax rates than the U.S. federal statutory rate of 21% and increases in favorable impacts of certain federal and international tax benefits.

Our effective tax rate for both periods in 2020 and 2019 differs from the U.S. federal statutory rate of 21% due primarily to the impact of the Tax Cuts and Jobs Act (“TCJA”), certain U.S. federal permanent differences, the impact of credits and deductions provided by law, and current year earnings outside the United States that are indefinitely reinvested and taxed at rates lower than the U.S. federal statutory rate. Specific to the nine months ended September 25, 2020, our effective tax rate also differs from the U.S. federal statutory rate of 21% due to a non-deductible goodwill impairment in the first quarter.

NOTE 8. LEASES

Operating lease cost was $5.3 million and $5.6 million for the three months ended September 25, 2020 and September 27, 2019, respectively. For the nine months ended September 25, 2020 and September 27, 2019, operating lease cost was $15.6 million and $16.8 million, respectively. During the nine months ended September 25, 2020 and September 27, 2019, cash paid for operating leases included in operating cash flows was $14.7 million and $16.9 million, respectively. Right-of-use assets obtained in exchange for operating lease obligations were $11.5 million and insignificant for the nine months ended September 25, 2020 and September 27, 2019, respectively.

NOTE 9. LITIGATION AND CONTINGENCIES

Warranty

We generally accrue estimated warranty costs at the time of sale. In general, manufactured products are warrantied against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and can extend up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known.

The following is a rollforward of the Company’s accrued warranty liability ($ in millions):

Balance, December 31, 2019	$57.4
Accruals for warranties issued during the period	27.7
Settlements made	(32.3)
Effect of foreign currency translation	(0.1)

Balance, September 25, 2020	$52.7

Litigation

In accordance with accounting guidance, the Company records a liability in the Combined Condensed Financial Statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of our specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While we actively pursue financial recoveries from insurance providers, the Company does not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves the Company has established are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our net earnings.

In connection with the recognition of liabilities for asbestos related matters, the Company records insurance recoveries that are deemed probable and estimable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings, our knowledge of any pertinent solvency issues surrounding insurers, and litigation and court rulings potentially impacting coverage. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in the analysis of probable recoveries. Projecting future events is subject to various uncertainties, including litigation and court rulings potentially impacting coverage, that could cause insurance recoveries on asbestos related liabilities to be higher or lower than those projected and recorded. Given the inherent uncertainty in making future projections, the Company reevaluates projections concerning the Company’s probable insurance recoveries considering any changes to the projected liabilities, the Company’s recovery experience or other relevant factors that may impact future insurance recoveries.

We recorded gross liabilities associated with known and future expected asbestos claims of $51.0 million and $54.4 million as of September 25, 2020 and December 31, 2019, respectively. Known and future expected asbestos claims of $7.5 million and $5.6 million are included in Accrued expenses and other current liabilities on the Combined Condensed Balance Sheets as of September 25, 2020 and December 31, 2019, respectively. Known and future expected asbestos claims of $43.5 million and $48.8 million are included in Other long-term liabilities on the Combined Condensed Balance Sheets as of September 25, 2020 and December 31, 2019, respectively.

We recorded the related projected insurance recoveries of $20.3 million and $24.9 million as of September 25, 2020 and December 31, 2019, respectively. Insurance recoveries in the accompanying Combined Condensed Balance Sheets as of September 25, 2020 include $3.9 million in Prepaid expenses and other current assets and $16.4 million in Other assets. Insurance recoveries in the accompanying Combined Condensed Balance Sheets as of December 31, 2019 include $3.9 million in Prepaid expenses and other current assets and $21.0 million in Other assets.

Guarantees

As of September 25, 2020 and December 31, 2019, we had guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds of approximately $69.3 million and $36.7 million, respectively. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure our obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, they would not have a material effect on our financial statements.

On February 22, 2019, Fortive issued $1.4 billion in aggregate principal amount of its 0.875% Convertible Senior Notes due 2022 (the “Convertible Notes”). Certain of our subsidiaries had issued unconditional guarantees, on a joint and several unsecured basis, with respect to Fortive’s outstanding Convertible Notes and continued to guarantee such Convertible Notes until Fortive ceased to own a majority of the subsidiaries’ common stock. Following the distribution, on October 9, 2020, the unconditional guarantees provided by our subsidiaries were terminated.

NOTE 10. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where our assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.

•

Level 3 inputs are unobservable inputs based on our assumptions. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Below is a summary of financial liabilities that are measured at fair value on a recurring basis:

($ in millions)	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 25, 2020
Deferred compensation liabilities	$—	$15.6	$—	$15.6
December 31, 2019
Deferred compensation liabilities	$—	$14.7	$—	$14.7

Certain management employees of the Company participate in Fortive’s nonqualified deferred compensation programs, which permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are allocated to us. These amounts are presented as a component of compensation and benefits accruals included in Other long-term liabilities in the accompanying Combined Condensed Balance Sheets. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s defined contribution plans for the benefit of U.S. employees (except that the earnings rates for amounts contributed unilaterally by Fortive are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants’ accounts, which are based on the applicable earnings rates.

Fair Value of Financial Instruments

Refer to “Note 4. Financing” for information related to the fair value of the Company’s borrowings.

Other Investments

The Company holds minority interest in Tritium Holdings Pty, Ltd (“Tritium”) of $49.0 million, which is recorded in Other assets on the Combined Condensed Balance Sheets at cost. The Company has elected to use the measurement alternative for equity investments without readily determinable fair values and evaluate this investment for indicators of impairment quarterly. The Company did not identify events or changes in circumstances that may have a significant effect on the fair value of the investment during the three and nine months ended September 25, 2020.

Nonrecurring Fair Value Measurements

Certain non-financial assets, primarily property, plant, and equipment, goodwill, and intangible assets, are not required to be measured at fair value on a recurring basis and are reported at their carrying value. However, these assets are required to be assessed for impairment whenever events or circumstances indicate that their carrying value may not be fully recoverable, and at least annually for goodwill and indefinite-lived intangible assets other than as noted in “Note 3. Goodwill.”

On March 27, 2020, we evaluated our Telematics reporting unit for impairment and recorded an impairment of goodwill of $85.3 million to adjust the carrying value of the reporting unit to the estimated fair value. Refer to “Note 3. Goodwill” for additional information regarding the inputs and methodology used to estimate the fair value. During the three months ended September 25, 2020, we evaluated the impact of the volatility in overall global economic conditions as a result of the COVID-19 pandemic, including the change in our market capitalization and changes in forecasts for the Telematics reporting unit, and determined no triggering events had occurred.

NOTE 11. RELATED PARTY TRANSACTIONS

Allocations of Expenses Prior to the Separation

The Company has historically operated as part of Fortive and not as a stand-alone company. Accordingly, certain shared costs have been allocated to the Company by Fortive, and are reflected as expenses in these financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of the carve-out financial statements; however, the expenses reflected in the accompanying Combined Condensed Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company had operated as a separate stand-alone entity and the expenses that will be incurred in the future by the Company.

Corporate Expenses

Certain corporate overhead and other shared expenses incurred by Fortive and its subsidiaries have been allocated to the Company and are reflected in the accompanying Combined Condensed Statements of Earnings. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support Fortive information technology infrastructure, facilities, compliance, human resources, and marketing, as well as legal functions and financial management and transaction processing, including public company reporting, consolidated tax filings, and tax planning, Fortive benefit plan administration, risk management and consolidated treasury services, certain employee benefits and incentives, and stock-based compensation administration. These costs are allocated using a methodology that management believes is reasonable for the item being allocated. Allocation methodologies include the Company’s relative share of revenues, headcount, or functional spend as a percentage of the total.

Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the Company was allocated expenses related to certain insurance programs Fortive administers on behalf of the Company, including automobile liability, workers’ compensation, general liability, product liability, director’s and officer’s liability, cargo, and property insurance. These amounts are allocated using various methodologies, as described below.

Included within the insurance cost allocation are amounts related to programs for which Fortive is self-insured up to a certain amount. For the self-insured component, costs are allocated to the Company based on its incurred claims. Fortive has premium-based policies that cover amounts in excess of the self-insured retentions. The Company is allocated a portion of the total insurance cost incurred by Fortive based on its pro-rata portion of Fortive’s total underlying exposure base. An estimated liability relating to the Company’s known and incurred but not reported claims has been allocated to the Company and reflected in the accompanying Combined Condensed Balance Sheets.

Medical Insurance Programs Administered by Fortive

In addition to the corporate allocations noted above, the Company was allocated expenses related to the medical insurance programs administered on behalf of the Company. These amounts were allocated using actual medical claims incurred during the period for the employees attributable to the Company.

Deferred Compensation Program Administered by Fortive

Certain employees of the Company participate in Fortive’s nonqualified deferred compensation programs, which permit officers, directors and certain management employees to defer a portion of their compensation, on a pretax basis, until their termination of employment. Participants may choose among alternative earnings rates for the amounts they defer, which are primarily based on investment options within Fortive’s 401(k) program (except that the earnings rates for amounts contributed unilaterally by the Company are entirely based on changes in the value of Fortive’s common stock). All amounts deferred under this plan are unfunded, unsecured obligations of the Company.

The amount of related party expenses allocated to the Company from Fortive and its subsidiaries for the three and nine months ended September 25, 2020 and September 27, 2019, were as follows:

	Three Months Ended		Nine Months Ended
($ in millions)	September 25, 2020	September 27, 2019	September 25, 2020	September 27, 2019
Allocated corporate expenses	$9.5	$6.7	$28.0	$20.2
Directly attributable expenses
Insurance programs expenses	0.9	0.6	2.2	1.8
Medical insurance programs expenses	9.1	10.6	31.4	31.8
Deferred compensation program expenses	0.3	0.2	0.9	0.7

Total related party expenses	$19.8	$18.1	$62.5	$54.5

Revenue and Other Transactions Entered into in the Ordinary Course of Business

Certain of the Company’s revenue arrangements related to contracts entered into in the ordinary course of business with Fortive and its affiliates. The Company’s revenue from sales to Fortive and Fortive’s subsidiaries was insignificant during the three and nine months ended September 25, 2020 and September 27, 2019.

The Company recorded purchases of approximately $4.0 million and $11.9 million from Fortive and Fortive’s subsidiaries during the three and nine months ended September 25, 2020, respectively, and $5.1 million and $11.5 million during the three and nine months ended September 27, 2019, respectively.

Debt Financing

As part of Fortive, the Company engaged in Related-Party Borrowings. Transactions between Fortive and the Company have been included in the accompanying Combined Condensed Financial Statements for all years presented.

There were non-cash settlements of the related-party loan receivables balances that existed as of December 31, 2019 during the nine months ended September 25, 2020.

Loans from Fortive to the Company have been recorded as Long-term debt in the accompanying Combined Condensed Balance Sheets. Related-party loans to Fortive entities were $24.6 million at December 31, 2019. These transactions were settled during the nine months ended September 25, 2020.

Interest income (expense), net of related-party transactions was insignificant for the three and nine months ended September 25, 2020 and $3.1 million and $6.5 million for the three and nine months ended September 27, 2019, respectively.

NOTE 12. CAPITALIZATION AND EARNINGS PER SHARE

Capital Stock

The Company’s authorized capital stock consists of 1,985,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock with no par value, all of which shares of preferred stock are undesignated.

On August 5, 2019, we issued 1,000 shares of common stock to Fortive pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of the issued shares under the Securities Act because the issuance did not constitute a public offering.

On September 28, 2020, Vontier filed a certificate of amendment to the Certificate of Incorporation of Vontier (the “Split Amendment”) with the Secretary of State of the State of Delaware, which became effective as of such date. The Split Amendment effected a stock split whereby each share of Vontier Common Stock issued and outstanding immediately prior to the Split Amendment was converted into 168,378.946 shares in order to provide sufficient capitalization of Vontier to enable Fortive to complete the Distribution and retain a 19.9% interest in the remaining shares of common stock of Vontier. All per share amounts in the Combined Condensed Statements of Earnings have been retroactively adjusted to give effect to this recapitalization.

On October 9, 2020, Fortive distributed 80.1% of Vontier’s outstanding common stock to its stockholders. For additional information regarding the distribution of shares, refer to “Note 13. Subsequent Events.”

Each share of Vontier common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. Vontier’s Board of Directors (the “Board”) is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The Board’s authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock, could potentially discourage attempts by third parties to obtain control of Vontier through certain types of takeover practices.

Earnings Per Share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted earnings per share is similarly calculated, except that the calculation includes the dilutive effect of the assumed issuance of shares under stock-based compensation plans except where the inclusion of such shares would have an anti-dilutive impact.

The total number of shares outstanding, including the impact of the Split Amendment, on September 25, 2020 was 168,378,946 which is being utilized for the calculation of both basic and diluted earnings per share for the three and nine months ended September 25, 2020 and September 27, 2019 as no Vontier common stock equivalents were outstanding prior to October 9, 2020.

NOTE 13. SUBSEQUENT EVENTS

On September 29, 2020 (the “Closing Date”), the Company entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, consisting of a three-year, $800.0 million senior unsecured delayed draw term loan facility (the “Three-Year Term Loans”), a two-year, $1.0 billion senior unsecured delayed draw term loan facility (the “Two-Year Term Loans” and together with the Three-Year Term Loans, the “Term Loans”) and a three-year, $750.0 million senior unsecured multi-currency revolving credit facility, including a $25.0 million sublimit for swingline loans and a $75.0 million sublimit for the issuance of letters of credit (the “Revolving Credit Facility” and, together with the Term Loans, the “Credit Facilities”). At the closing of the Credit Agreement, Vontier did not borrow any funds under the Credit Facilities. On October 9, 2020, the Company drew down the full $1.8 billion available under the Term Loans. The Company used the proceeds from the Term Loans to make payments to Fortive, with $1.6 billion used as part of the consideration for the contribution of certain assets and liabilities by the Company to Fortive in connection with the Separation and with $200.0 million used to fund cash balances remaining with the Company.

Borrowings under the Credit Facilities bear interest as follows: (1) Eurocurrency Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to the London inter-bank offered rate plus a per annum margin of between 125 and 200 basis points, depending on (x) prior to receipt by Vontier of a long-term debt credit rating, Vontier’s Consolidated Leverage Ratio (as defined in the Credit Agreement) as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Vontier’s long-term debt credit rating; and (2) Base Rate Loans (as defined in the Credit Agreement) bear interest at a variable rate equal to (a) the highest of (i) the Federal funds rate (as published by the Federal Reserve Bank of New York from time to time) plus 1/2 of 1%, (ii) Bank of America’s “prime rate” as publicly announced from time to time and (iii) the Eurocurrency Rate (as defined in the Credit Agreement) plus 1%, plus (b) a per annum margin of between 25 and 100 basis points, depending on (x) prior to receipt by Vontier of a long-term debt credit rating, Vontier’s Consolidated Leverage Ratio as of the last day of the immediately preceding fiscal quarter and (y) thereafter, Vontier’s long-term debt credit rating. In no event will Eurocurrency Rate Loans bear interest at a rate lower than 0% nor Base Rate Loans bear interest at a rate lower than 1%.

The Credit Agreement requires Vontier to maintain a Consolidated Leverage Ratio of 3.75 to 1.00 or less as of the end of any fiscal quarter; provided that, not more than two times after the Closing Date, the maximum Consolidated Leverage Ratio will be increased to 4.25 to 1.00 in connection with any permitted acquisition by Vontier occurring after the Closing Date with aggregate consideration (including, without duplication, the assumption or incurrence of Indebtedness in connection with such acquisition) equal to or in excess of $100,000,000, which such increase shall be applicable for the fiscal quarter in which such acquisition is consummated and the three consecutive test periods thereafter; provided that, there shall be at least one full fiscal quarter following the cessation of each such increase during which no such increase shall then be in effect. The Credit Agreement also requires Vontier to maintain a Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of at least 3.50 to 1.00 as of the end of any fiscal quarter. The Consolidated Leverage Ratio and Consolidated Interest Coverage Ratio will be tested at the end of each fiscal quarter commencing with the fiscal quarter ending December 31, 2020.

Vontier used the proceeds from the Term Loans to fund a cash distribution to Fortive as partial consideration for the transfer of the assets and liabilities of Fortive’s Industrial Technologies business to Vontier. Vontier intends to use the Revolving Credit Facility for its ongoing working capital requirements after the Separation and for general corporate purposes.

On October 9, 2020, Fortive completed the separation of Fortive’s Industrial Technologies businesses through a pro rata distribution of 80.1% of the outstanding common stock of Vontier to Fortive’s stockholders. To effect the Separation, Fortive distributed to its stockholders two shares of Vontier common stock for every five shares of Fortive common stock outstanding held on September 25, 2020, the record date for the distribution. Fortive currently plans to divest its retained share of Vontier of 19.9% after the spin-off in a tax-efficient manner no later than twelve months after the distribution date. As of the date of separation, Vontier had approximately $287.9 million in cash. The primary source of the cash on hand as of the date of separation was due to a transfer from Fortive as part of the separation agreement. Under the terms of the separation agreement, approximately $84.1 million is repayable by us to Fortive within 90 days of separation.

In connection with the Separation, Vontier and Fortive entered into various agreements to effect the Separation and provide a framework for Vontier’s relationship with Fortive after the Separation, including a transition services agreement, an employee matters agreement, a tax matters agreement, an intellectual property matters agreement, a Fortive Business System (“FBS”) license agreement, and a stockholder’s and registration rights agreement. These agreements will govern the separation between Vontier and Fortive of the assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) of Fortive and its subsidiaries attributable to periods prior to, at and after Vontier’s separation and will govern certain relationships between Vontier and Fortive after the Separation.

In accordance with the provisions of the separation agreements, Fortive will retain responsibility for certain deferred compensation liabilities related to employees or former employees of Vontier Businesses whose employment terminated prior to October 9, 2020 or who did not legally transfer to Vontier.

Following the Separation, accounts held by Vontier employees in Fortive deferred compensation programs referencing valuation of Fortive common stock were converted into accounts in Vontier deferred compensation programs referencing valuation of Vontier common stock, and with such account adjusted to maintain the economic value before and after the Separation date using the relative fair market value of the Fortive and Vontier common stock.

The Company had no stock-based compensation plans as of September 25, 2020; however certain employees of the Company participated in Fortive’s stock-based compensation plans, which provide for the grants of stock options and restricted stock units (“RSUs”) among other types of awards. The expense associated with the Company’s employees who participated in the Fortive plans is allocated to the Company in the accompanying Combined Condensed Statements of Earnings.

In connection with the Separation, the Company adopted the 2020 Stock Incentive Plan (the “Stock Plan”) and outstanding equity awards of Fortive held by Vontier employees were converted into or replaced with awards of Vontier common stock under the Stock Plan based on the “concentration method,” and as adjusted to maintain the economic value before and after the distribution date using the relative fair market value of the Fortive and Vontier common stock. Other than replacement equity awards of Vontier issued in replacement of Fortive’s RSUs and stock options, the terms of the converted or replacement equity awards of Vontier (e.g., vesting date and expiration date) continued unchanged.

Up to 33,507,410 Shares

Common Stock

VONTIER CORPORATION

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Other Expenses of Issuance and Distribution ($ thousands)	$ Amount to be Paid
SEC registration fee	$122,830.12
FINRA filing fee	$169,377.35
Transfer agent’s fees	$5,000
Printing and engraving expenses	$100,000
Legal fees and expenses	$400,000
Accounting fees and expenses	$150,000
Miscellaneous	$50,000

Total Other Expenses of Issuance and Distribution	$997,207.47

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation contains such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation contains such a provision.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act, and the Exchange Act. We pay the entire premium of this policy.

We have enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

In the three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

•

On August 5, 2019, the Company issued 1,000 shares of its common stock to Fortive Corporation pursuant to Section 4(a)(2) of the Securities Act. The Company did not register the issuance of the issued shares under the Securities Act because the issuance did not constitute a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules. See Schedule II—Valuation and Qualifying Accounts to our audited Combined Financial Statements for the year ended December 31, 2018.

Item 17. Undertakings

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

•

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes:

•

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Incorporated by Reference (Unless Otherwise Indicated)

Exhibit Number	Exhibit Index	Form	File No.	Exhibit	Filing Date
1.1	Form of Underwriting Agreement	—	—	—	Filed herewith

2.1	Separation and Distribution Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	2.1	October 13, 2020

3.1	Amended and Restated Certificate of Incorporation of Vontier Corporation	8-K	001-39483	3.1	October 13, 2020

3.2	Amended and Restated Bylaws of Vontier Corporation	8-K	001-39483	3.2	October 13, 2020

5.1	Opinion of Covington & Burling LLP	—	—	—	Filed herewith

10.1	Credit Agreement, dated as of September 29, 2020, by and among Vontier Corporation, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and the other Lenders party thereto	8-K	001-39483	10.1	September 30, 2020

10.2	Employee Matters Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.1	October 13, 2020

10.3	Tax Matters Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.2	October 13, 2020

10.4	Transition Services Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.3	October 13, 2020

10.5	Intellectual Property Matters Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.4	October 13, 2020

10.6	FBS License Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.5	October 13, 2020

10.7	Stockholder’s and Registration Rights Agreement, dated as of October 8, 2020, by and between Vontier Corporation and Fortive Corporation	8-K	001-39483	10.6	October 13, 2020

10.8	Vontier Corporation 2020 Stock Incentive Plan*	8-K	001-39483	10.7	October 13, 2020

10.9	Vontier Corporation Non-Employee Directors’ Deferred Compensation Plan	8-K	001-39483	10.8	October 13, 2020

Exhibit Number	Exhibit Index	Form	File No.	Exhibit	Filing Date

10.10	Form of Restricted Stock Unit Agreement under the Vontier Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Vontier Corporation’s Registration Statement on Form 10, filed on September 1, 2020)*	10-12B	001-39483	10.8	September 1, 2020

10.11	Form of Restricted Stock Unit Agreement (Non-Employee Directors Deferred Compensation) under the Vontier Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Vontier Corporation’s Registration Statement on Form 10, filed on September 1, 2020)*	10-12B	001-39483	10.9	September 1, 2020

10.12	Form of Performance Stock Unit Agreement under the Vontier Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Vontier Corporation’s Registration Statement on Form 10, filed on September 1, 2020)*	10-12B	001-39483	10.10	September 1, 2020

10.13	Form of Stock Option Agreement under the Vontier Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Vontier Corporation’s Registration Statement on Form 10, filed on September 1, 2020)*	10-12B	001-39483	10.11	September 1, 2020

10.14	Form of Stock Option Agreement (Non-Employee Directors) under the Vontier Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Vontier Corporation’s Registration Statement on Form 10, filed on September 1, 2020)*	10-12B	001-39483	10.12	September 1, 2020

10.15	Vontier Corporation 2020 Executive Incentive Compensation Plan*	8-K	001-39483	10.14	October 13, 2020

10.16	Vontier Corporation Severance and Change in Control Plan for Officers*	8-K	001-39483	10.15	October 13, 2020

10.17	Vontier Corporation Executive Deferred Incentive Plan*	8-K	001-39483	10.16	October 13, 2020

10.18	Form of Agreement Regarding Competition and Protection of Proprietary Information	10-12B	001-39483	10.13	September 1, 2020

10.19	Letter Agreement, dated as of December 6, 2019, between GTHM Employment Services LLC and Mark. D. Morelli*	10-12B	001-39483	10.19	September 1, 2020

10.20	Letter Agreement, dated as of December 5, between GTHM Employment Services LLC and David H. Naemura*	10-12B	001-39483	10.20	September 1, 2020

Exhibit Number	Exhibit Index	Form	File No.	Exhibit	Filing Date

10.21	Letter Agreement, dated as of September 16, 2019, between GTHM Employment Services LLC and Michael D. Beverly*	10-12B	001-39483	10.22	September 1, 2020

10.22	Letter Agreement, dated as of December 13, 2019, between GTHM Employment Services LLC and Andrew Nash*	10-12B	001-39483	10.23	September 1, 2020

10.23	Letter Agreement, dated as of June 17, 2020, between GTHM Employment Services LLC and Kathryn K. Rowen*	10-12B	001-39483	10.21	September 1, 2020

21.1	List of Subsidiaries of the Registrant	10-12B	001-39483	21.1	September 1, 2020

23.1	Consent of Ernst & Young LLP relating to the Audited Financial Statements of NEWCO and the Audited Financial Statement of Vontier Corporation	—	—	—	Filed herewith

23.2	Consent of Covington & Burling LLP (included in Exhibit 5.1)	—	—	—	Filed herewith

24.1	Power of Attorney	—	—	—	Included on the signature page to the registration statement

*	Indicates management contract or compensatory plan, contract or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of December, 2020.

VONTIER CORPORATION

By:	/s/ Mark D. Morelli
Name: Mark D. Morelli
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark D. Morelli, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign the Registration Statement on Form S-1 of Vontier Corporation and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Mark D. Morelli Mark D. Morelli	President and Chief Executive Officer, Director (Principal Executive Officer)	December 28, 2020

/s/ David H. Naemura David H. Naemura	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 28, 2020

/s/ Lynn Ross Lynn Ross	Chief Accounting Officer (Principal Accounting Officer)	December 28, 2020

/s/ Karen C. Francis Karen C. Francis	Chair, Director	December 28, 2020

/s/ Martin Gafinowitz Martin Gafinowitz	Director	December 28, 2020

/s/ Andrew D. Miller Andrew D. Miller	Director	December 28, 2020

/s/ Gloria R. Boyland Gloria R. Boyland	Director	December 28, 2020

/s/ Christopher J. Klein Christopher J. Klein	Director	December 28, 2020